AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 26, 2006

REGISTRATION NO. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
___________________

COMBIMATRIX CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

___________________

Delaware	3826	47-0899439
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
6500 Harbour Heights Parkway
Suite 301
Mukilteo, WA 98275
(425) 493-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
___________________

Amit Kumar, Ph.D.
President & Chief Executive Officer
6500 Harbour Heights Parkway
Suite 301
Mukilteo, WA 98275
(425) 493-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)
___________________

Copies to: Raymond A. Lee, Esq. Steven T. Anapoell, Esq. Dennis J. Rasor, Esq. Greenberg Traurig LLP 650 Town Center Drive, Suite 1700 Costa Mesa, California 92626 (714) 708-6500
___________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $0.001	$52,365,810	$5,603.14

(1) Calculated pursuant to Rule 457(o) under the Securities Act. Pursuant to Rule 457(o) under the Securities Act, the price per unit has been omitted. Pursuant to 457(f)(1) under the Securities Act of 1933 and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the product of (i) $0.85.5, which is the average of the high and low prices per share of Acacia Research-CombiMatrix common stock reported on Nasdaq on December 19, 2006, and (ii) 52,365,810, which is the maximum number of shares of Acacia Research-CombiMatrix common stock that will be outstanding on the redemption date.

WE HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL WE FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission becomes effective.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED DECEBMER 26, 2006

COMBIMATRIX CORPORATION

Split Off from Acacia Research Corporation

We are currently a wholly owned subsidiary of Acacia Research Corporation ("Acacia"). This prospectus is being furnished in connection with our split off from Acacia and the issuance of our common stock in the split off. Our businesses and assets and those of our subsidiaries constitute all of the businesses and assets of Acacia that are attributed to Acacia’s CombiMatrix group.

Acacia is affecting the split off pursuant to the terms of its charter. Acacia’s charter enables it to redeem all of the outstanding shares of its Acacia Research-CombiMatrix common stock ("AR-CombiMatrix stock"), for shares of our common stock. AR-CombiMatrix stock is a class of common stock of Acacia that is designed to reflect the economic performance of Acacia’s CombiMatrix group. The redemption will be effective as of 9:00 a.m., New York City time, on *, which we refer to as the “Redemption Date.” In the redemption, you will be entitled to receive one share of CombiMatrix Corporation common stock in exchange for each share of AR-CombiMatrix stock held by you on the redemption date.

As a result of the redemption, we will issue one share of our common stock for each share of AR-CombiMatrix stock, based upon the number of shares of AR-CombiMatrix stock outstanding on *, and assuming no exercise of outstanding stock options or warrants.

No stockholder approval of the split off is required, and none is being sought. We are not asking you for a proxy, and you are requested not to send us a proxy.

There is currently no trading market for our common stock. We will apply to list our common stock on the American Stock Exchange under the symbol "CBMX."

IN REVIEWING THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is current as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

The Date of this Prospectus is *

TABLE OF CONTENTS

Summary	1
Risk Factors	5
The Split Off	14
Description Of Capital Stock	16
Description Of Business	19
Legal Proceedings	33
Relationship Of Acacia Research Corporation And Our Company After The Split Off	33
Selected Financial Data	34
Management’s Discussion And Analysis Of Financial Condition And Results Of Operations	36
Market Price Of And Dividends On Common Equity And Related Stockholder Matters	50
Directors And Executive Officers	51
Executive Compensation	55
Certain Relationships And Related Transactions	62
Security Ownership Of Certain Beneficial Owners And Management	62
Experts	64
Index To Financial Statements	F-1

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors including those set forth under the heading "Risk Factors" in this prospectus.

SUMMARY

REASON FOR FURNISHING THIS PROSPECTUS

We are furnishing this prospectus to provide information to holders of AR-CombiMatrix stock whose shares will be redeemed for shares of our common stock in the split off. THIS PROSPECTUS IS NOT, AND IS NOT TO BE CONSTRUED AS, AN INDUCEMENT OR ENCOURAGEMENT TO BUY OR SELL ANY OF OUR SECURITIES OR THOSE OF ACACIA. The information contained in this prospectus is believed by us to be accurate as of the date set forth on its cover. Changes may occur after that date, and we will not update the information except in the normal course of our public disclosure obligations and practices and as otherwise required by the Securities Act of 1933.

OUR COMPANY

We are a life sciences technology company with a proprietary system for rapid, cost competitive creation of DNA and other compounds on a programmable semiconductor chip. This proprietary technology has applications in the areas of genomics, proteomics, biosensors, drug discovery, drug development, diagnostics, combinatorial chemistry, material sciences and nanotechnology. Through the year ended December 31, 2005, our business included two operating subsidiaries, CombiMatrix Molecular Diagnostics, Inc. and CombiMatrix K.K. In January of 2006, we sold 67% of our ownership interest in CombiMatrix K.K. to a third party.

We are seeking to become a broadly diversified biotechnology business, through the development of proprietary technologies, products and services in the areas of drug development, genetic analysis, molecular diagnostics, nanotechnology research, defense and homeland security markets, as well as other potential markets where our products could be utilized. Among the technologies we have developed is a platform technology to rapidly produce customizable arrays, which are semiconductor-based tools for use in identifying and determining the roles of genes, gene mutations and proteins. This technology has a wide range of potential applications in the areas of genomics, proteomics, biosensors, drug discovery, drug development, diagnostics, combinatorial chemistry, material sciences and nanotechnology. Other technologies include proprietary molecular synthesis and screening methods for the discovery of potential new drugs. CombiMatrix Molecular Diagnostics, Inc., a wholly owned subsidiary located in Irvine, California, is exploring opportunities for our arrays in the field of molecular diagnostics. CombiMatrix K.K., a previously wholly owned Japanese corporation located in Tokyo, Japan, has existed for the purposes of exploring opportunities for our array system with pharmaceutical and biotechnology companies in the Asian market.

Our principal executive office is located at 6500 Harbour Heights Parkway, Suite 301, Mukilteo, WA 98275, and our phone number is (425) 493-2000.

RELATIONSHIP TO ACACIA RESEARCH CORPORATION AFTER SPLIT OFF

We are currently a wholly owned subsidiary of Acacia. Following the split off, we will no longer be an affiliate of Acacia. Management of Acacia, including Acacia’s senior officers and directors, will no longer be affiliates of our company.

We are entering into a Distribution Agreement and a Tax Allocation Agreement with Acacia to be effective on the redemption date. Pursuant to the Distribution Agreement, the assets and liabilities of the CombiMatrix group will be legally transferred to CombiMatrix Corporation or its subsidiaries, to the extent not already owned by them. In addition, Acacia’s ownership of any subsidiary attributable to the CombiMatrix group will be contributed to CombiMatrix Corporation. The consequences of the Distribution Agreement will not have a material affect on our financial statements.

Pursuant to the Tax Allocation Agreement, we will agree to reimburse Acacia for all taxes owed by the CombiMatrix group for the period prior to the split off. We will also agree to indemnify Acacia if our conduct following the split off causes the split off to be taxable to Acacia or its shareholders. Acacia will agree to indemnify our company for any tax liability resulting from the split off and relating to their respective actions prior to or after the split off. We believe the transaction will qualify as a tax-free reorganization, so we do not expect any tax liability for the split off related to our conduct prior to the split off. We would be liable to Acacia if our conduct following the split off caused the split off to be taxable to Acacia or its shareholders.

SPLIT OFF
• Company effecting split off	Acacia Research Corporation
• Split off company	CombiMatrix Corporation
• Redemption date	*
• Shares Outstanding Before Split Off After Split Off	52,365,810 52,365,810
• Proposed Trading Symbol Following Split Off	CBMX

Redemption date

The redemption date is 9:00 a.m., New York City time, on *. From and after the redemption date, all of your rights as a holder of AR-CombiMatrix stock shall cease, except for the right to receive shares of our common stock upon the surrender of your shares of AR-CombiMatrix stock.

Split off ratio

Each share of AR-CombiMatrix stock will be redeemed in exchange for one share of our common stock.

Exchange agent, transfer agent and registrar for the shares

Our transfer agent will be U.S. Stock Transfer, located in Glendale, California.

Surrendering shares

We will deliver or make available to each holder of AR-CombiMatrix stock, from and after the redemption date, a letter of transmittal with which to surrender his or her shares in the redemption in exchange for shares of the appropriate series of our common stock.

Shares to be outstanding following split off

Following the split off, the former holders of AR-CombiMatrix stock will hold all of the outstanding shares of our common stock. On the redemption date, there will be outstanding 52,365,810 shares of our common stock, based upon the number of shares of AR-CombiMatrix stock outstanding on December 15, 2006, and assuming no exercise of outstanding stock options or warrants.

Federal income tax consequences of the split off

Acacia has received a private letter ruling from the IRS in form and substance that is satisfactory to us and Acacia, with regard to the U.S. federal income tax consequences of the split off to the effect that the split off will be treated as a tax-free exchange under Section 355 of the Internal Revenue Code of 1986, as amended. In a tax-free exchange, the holders of AR-CombiMatrix stock will not incur federal income tax as a result of the redemption.

Stock exchange listing

There is currently no public market for CombiMatrix Corporation’s common stock. We will apply to list our common stock on the American Stock Exchange under the symbol "CBMX."

No appraisal rights

Holders of AR-CombiMatrix stock have no dissenters’ rights in connection with the split off.

DIAGRAM OF SPLIT OFF

SUMMARY HISTORICAL FINANCIAL DATA

In the table below, we provide you with selected historical consolidated financial data of CombiMatrix Corporation, which is consistent with the CombiMatrix Group historical financial data included in Acacia’s periodic reports filed with the Securities and Exchange commission. We derived the historical consolidated financial data from our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 and the interim consolidated financial data from our unaudited consolidated financial statements included elsewhere in this prospectus.

	Years Ended December 31,			For the Nine Months Ended September 30,
	2003	2004	2005	2005	2006
					(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$456	$19,641	$8,033	$4,389	$4,881
Operating expenses	(19,805)	(19,397)	(21,936)	(15,629)	(21,381)
Other income	214	330	1,335	491	1,008
Income (loss) before minority interests and income taxes:	(19,135)	574	(12,568)	(10,749)	(15,492)
Benefit for income taxes	136	136	167	133	34
Minority interests	30	-	-	-	-
Net income (loss)	$(18,969)	$710	$(12,401)	$(10,616)	$(15,458)
Unaudited pro forma net loss per share(1): Basic and diluted			$(0.24)		$(0.30)

	December 31,		September 30,	Pro Forma September 30,
	2004	2005	2006	2006(2)
			(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$23,712	$20,265	$8,755
Working capital	22,135	19,185	7,324
Total assets	55,388	52,593	39,424
Total liabilities:	8,560	7,495	5,204	$4,485
Allocated net worth	46,828	45,098	34,220	34,939

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(1)
Pro forma basic and diluted net loss per share has been computed by dividing net loss for the period by the number of AR-CombiMatrix shares assumed to be outstanding and converted into common stock of CombiMatrix Corporation as of the redemption date.

(2)
Pro forma balance sheet data reflects the reclassification of common stock warrants that have historically been classified as long term liabilities due to Acacia’s redeemable equity structure, but which will be classified as permanent equity in CombiMatrix Corporation’s consolidated balance sheets after the Redemption Date.

Please refer to the factors affecting comparability listed in the “Selected Financial Data” section included below.

RISK FACTORS

An investment in our stock involves a number of risks. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the trading price of our securities could decline significantly.

RISKS RELATED TO THE SPLIT OFF

After the separation, we will be required to raise capital on a stand-alone basis, and we will not have the benefit of Acacia’s consolidated financial strength or size to support our capital needs.

Before the separation, a substantial portion of our operations was financed by Acacia’s sales of AR-CombiMatrix stock. After the separation, we will be required to raise capital on a stand-alone basis. Although one of the purposes of the separation is to permit us to achieve what our management believes is the most appropriate capital structure for our businesses, there can be no assurance that this will be achieved, and the risk therefore exists that we may not be able to secure adequate debt or equity financing on desirable terms. If future developments in the capital markets adversely affect the biotechnology industry, we will not have the benefit of Acacia’s consolidated financial strength or size to support our capital needs.

After the separation, our access to and cost of debt financing may be different from the historical access to and cost of debt financing of Acacia. Differences in access to and cost of debt financing may result in differences in the interest rate charged to us on financings, as well as the amounts of indebtedness, types of financing structures and debt markets that may be available to us. Although one of the purposes of the separation is to permit CombiMatrix Corporation to achieve what our management believes is the most appropriate capital structure for our business, we may not be able to secure adequate debt or equity financing on desirable terms. Further, if future developments in the capital market adversely affect the biotechnology industry, we will not have the benefit of Acacia's consolidated financial strength to support our capital needs.

Our historical financial information may not be representative of the results of CombiMatrix Corporation as an independent entity, and, therefore, may not be reliable as an indicator of our historical or future results.

The historical financial information included in this document may not reflect what our results of operations, financial position and cash flows would have been had we been an independent entity for the periods presented. Because the financial information included in this document reflects allocations for services provided to the CombiMatrix group by Acacia, these allocations may not reflect the costs we would have incurred for similar or incremental services as an independent entity. In addition, the historical financial information included in this document does not reflect transactions that have occurred since September 30, 2006, or that are expected to occur in connection with the separation. This historical financial information also may not be reliable as an indicator of future results.

After the separation, our common stock may fail to meet the investing guidelines of institutional investors, which may negatively affect the price of our common stock and impair our ability to raise capital through the sale of common stock.

Some of the holders of AR-CombiMatrix stock are institutional investors bound by various investing guidelines. In some cases companies are selected by institutional investors based on factors such as market capitalization, industry, trading liquidity and financial condition. The separation will reduce Acacia’s market capitalization. As a result, our common stock that the holders of AR-CombiMatrix stock will receive in the separation may not meet the investing guidelines of some institutional investors. Consequently, these institutional investors may be required to sell the CombiMatrix Corporation common stock that they receive in the separation or the AR-CombiMatrix stock prior to the redemption date. A sufficient number of buyers may not be available in the market to absorb these potential sales. Consequently, the stock price of our common stock may fall. Any such decline could impair our ability to raise capital through future sales of common stock.

We may not be able to engage in desirable strategic transactions and equity issuances following the separation.

Under Section 355(e) of the Internal Revenue Code, Acacia will recognize taxable gain on the separation if there are one or more acquisitions of our stock representing 50% or more of CombiMatrix stock, measured by vote or value, and the stock acquisitions are found to be part of a plan or series of related transactions that includes the separation. Our ability to issue additional equity or engage in other strategic transactions may be constrained because the issuance or acquisition of additional capital stock may cause the separation to be taxable to Acacia, and under the tax allocation agreement we would be required to indemnify Acacia against that tax. For a summary of Section 355(e) of the Internal Revenue Code, see "Federal income tax consequences of the split off" below.

We could incur significant tax liability if the split off from Acacia does not qualify for tax-free treatment.

Acacia received a private letter ruling from the IRS to the effect that, among other things, the split off was tax free to Acacia and the Acacia stockholders under Section 355 of the Internal Revenue Code. The private letter ruling, while generally binding upon the IRS, was based upon factual representations and assumptions and commitments on our behalf with respect to future operations made in the ruling request. The IRS could modify or revoke the private letter ruling retroactively if the factual representations and assumptions in the request were materially incomplete or untrue, the facts upon which the private letter ruling was based were materially different from the facts at the time of the split off, or if we do not meet certain commitments made.

If the split off failed to qualify under Section 355 of the Internal Revenue Code, corporate tax would be payable by the consolidated group of which Acacia is the common parent based upon the difference between the aggregate fair market value of the assets of our business and the adjusted tax bases of such business to Acacia prior to the split off. The corporate level tax would be payable by Acacia. We have agreed however, to indemnify Acacia for this and certain other tax liabilities if they result from actions taken by us or from the split off. In addition, under the Internal Revenue Code’s consolidated return regulations, each member of the Acacia consolidated group, including our company, will be severally liable for these tax liabilities. If we are required to indemnify Acacia for these liabilities or otherwise are found liable to the IRS for these liabilities, the resulting obligation could materially and adversely affect our financial condition.

Our common stock will trade as a new listing on the American Stock Exchange, and if the price of our stock does not meet the minimum requirements for stabilizing above $3.00 per share, our stock may be delisted from Amex.

Although AR-CombiMatrix stock is currently traded on Nasdaq, our company will be subject to the new listing requirements of Nasdaq or another national exchange. As a result, we are submitting a new listing application for our stock to be traded on Amex. There can be no assurance that our stock will be accepted for listing on Amex. Our common stock will be subject to the new listing requirements of Amex that include a requirement that the stock initially trade above $3.00 per share. If the price of our common stock following the redemption does not stabilize at $3.00 or more per share, our stock may be delisted from Amex. If we are delisted from Amex, our stock will likely be traded on the Over-the-Counter Bulletin Board until we are able to meet the listing requirements of Amex or another national exchange. Failure to maintain a market for our stock on Amex or another national exchange will likely have a negative impact upon the trading price of our stock.

RISKS RELATED TO OUR BUSINESS

We will not be able to meet our cash requirements beyond the next 10 months without obtaining additional capital from external sources, and if we are unable to do so, we may not be able to continue as a going concern.

As a result of our recent financings with Oppenheimer & Co. and Cornell Capital, our cash and cash equivalent balances, anticipated cash flows from operations and other external sources of available credit should be sufficient to meet our cash requirements through September 30 2007. In order for us to continue as a going concern beyond this point, we will be required to obtain capital from external sources. If external financing sources are not available or are inadequate to fund our operations, it could result in reduced revenues and cash flows from the sales of our CustomArray products and services and/or could jeopardize our ability to launch, market and sell additional products and services necessary to grow and sustain our operations in order to eventually achieve profitability. As a result of the above, the audit opinion on our consolidated financial statements for the year ending December 31, 2005 includes an emphasis of a matter paragraph regarding our ability to continue as a going concern as described in footnote 16 to the consolidated financial statements included in this prospectus. You should review the additional information about our liquidity and capital resources in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of this registration statement.

We have a history of losses and expect to incur additional losses in the future.

We have sustained substantial losses since our inception resulting in consolidated accumulated net losses as of December 31, 2005 and September 30, 2006, of $124.6 million and $140.1 million, respectively. We may never become profitable, or if we do, we may never be able to sustain profitability. We expect to incur significant research and development, marketing, general and administrative expenses. As a result, we expect to incur losses for the foreseeable future. Our consolidated cash and cash equivalents along with short-term investments totaled $20.3 million and $8.8 million at December 31, 2005 and September 30, 2006, respectively.

To date, we have relied primarily upon selling equity securities, as well as payments from strategic partners, to generate the funds needed to finance the implementation of our business strategies. We cannot assure you that we will not encounter unforeseen difficulties, including the outside influences identified above that may deplete our capital resources more rapidly than anticipated. As a result, our subsidiary companies may be required to obtain additional financing through bank borrowings, debt or equity financings or otherwise, which would require us to make additional investments or face a dilution of our equity interests. Any efforts to seek additional funds could be made through equity, debt or other external financings. Nevertheless, we cannot assure that additional funding will be available on favorable terms, if at all. If we fail to obtain additional funding when needed for our subsidiary companies and ourselves, we may not be able to execute our business plans and our business may suffer.

The recent decline in AR-CombiMatrix stock price could result in a goodwill impairment for CombiMatrix Corporation.

Due to the recent decline in the AR-CombiMatrix stock, our market value as indicated by the trading of AR-CombiMatrix stock has approximated our book value at times during the fourth quarter of 2006, though currently exceeds our book value by approximately $13 million as of the date of this prospectus filing. Should the AR-CombiMatrix stock or the value of our common stock following the redemption continue to decline below our book value and if management concludes that the decline is other than temporary, our goodwill in the amount of $16.9 million as of September 30, 2006, could be impaired.

Because our business operations are subject to many uncontrollable outside influences, we may not succeed.

Our business operations are subject to numerous risks from outside influences, including the following:

•
Technological advances may make our semiconductor based array technology obsolete or less competitive, and as a result, our revenue and the value of our assets could become obsolete or less competitive.

Our products and services are dependent upon our semiconductor based array technology. The semiconductor based array technology is an advancement in conventional arrays that are used for the same purpose. Current array technologies have revolutionized drug discovery and development, and we believe that our array technology provides characteristics, including flexibility, superior cost metrics, and performance, which address certain needs of the life sciences market which are not addressed by conventional arrays and offers the latest in technological advances in this area. Our products and services are substantially dependent upon our ability to offer the latest in semiconductor based array technology in the SNP genotyping, gene expression profiling and proteomic markets. We believe technological advances of conventional arrays and semiconductor based arrays are currently being developed by our existing competition and potential new competitors in the market, including Affymetrix, Inc., Agilent Technologies, Inc., Applera Corporation, Becton, Dickinson and Company, Ciphergen Biosystems, Inc., Gene Logic Inc., Illumina, Inc., Johnson & Johnson, Nanogen, Inc., Orchid Biosciences, Inc., Roche Diagnostics GmbH and Sequenom, Inc. We also expect to face additional competition from new market entrants and consolidation of our existing competitors. Many of our competitors have existing strategic relationships with major pharmaceutical and biotechnology companies, greater commercial experience and substantially greater financial and personnel resources than we do. We expect new competitors to emerge and the intensity of competition to increase in the future. If these companies are able to offer technological advances to conventional arrays or semiconductor-based arrays, our products may become less valuable or even obsolete. While we continue to invest resources in research and development to enhance the technology of our products and services, we cannot provide any assurance that our competitors or new competitors will not enter the market with the same or similar technological advances before we are able to do so.

•	New environmental regulation may materially increase the net losses of our business.

Our operations involve the use, transportation, storage and disposal of hazardous substances, and as a result it is subject to environmental and health and safety laws and regulations. Any changes in these laws and regulations could increase our compliance costs, and as a result, could materially increase our net losses.

•	Our technologies face uncertain market value.

Our business includes the following technologies and products, some of which were recently introduced into the market: CustomArray™, DNA Microarray, 12K DNA expression array and related products, Design-on-Demand™ Arrays, NanoArray™ technology and our Bench-Top DNA Microarray Synthesizer for CustomArray™. These technologies and products have not gained widespread market acceptance, and we cannot provide any assurance that the increase, if any, in market acceptance of these technologies and products will meet or exceed our expectations.

Further, we are currently developing the following technologies and products, some of which have not yet been introduced into the market: (a) microarray technology for the detection of biological threat agents, (b) molecular diagnostics drug discovery and development using the CustomArray platform, and (c) additional products for the research and development and diagnostics markets including higher density arrays. The level of market acceptance of these technologies and products will have a significant impact upon our results of operations, and we cannot provide any assurance that the increase, if any, in market acceptance of these technologies and products will meet or exceed our expectations.

•	The foregoing outside influences may affect other risk factors described in this prospectus

Any one of the foregoing outside influences may cause our company to need additional financing to meet the challenges presented or to compensate for a loss in revenue, and we may not be able to obtain the needed financing. Further, any one of the foregoing outside influences affecting our business could make it less likely that we will be able to gain acceptance of our array technology by researchers in the pharmaceutical, biotechnology and academic communities. See the heading "If our new and unproven technology is not used by researchers in the pharmaceutical, biotechnology and academic communities, our business will suffer" beginning on page 10 of this prospectus.

We must enter into new strategic partnerships to generate revenue consistent with our operating history of working with strategic partners such as Roche Diagnostics GmbH.

In March 2004, we completed all phases of our research and development agreement with Roche Diagnostics GmbH ("Roche"). As a result of completing all of our obligations under this agreement and in accordance with our revenue recognition policies for multiple-element arrangements, we recognized all previously deferred Roche related contract revenues totaling $17,302,000 during the first quarter of 2004. To date, we have relied primarily upon selling equity securities, as well as payments from strategic partners, to generate the funds needed to finance the implementation of our business strategies. Prior to 2004, we had been dependent on our arrangements with Roche and relied upon payments by Roche and other partners for a majority of our working capital needs. We intend to enter into additional strategic partnerships to develop and commercialize future products. We are deploying unproven technologies and continue to develop our commercial products. There can be no assurance that we will be able to implement our future plans. Our failure to achieve our plans would have a material adverse effect on our ability to achieve our intended business objectives.

We may fail to meet market expectations because of fluctuations in our quarterly operating results, which could cause our stock price to decline.

Our revenues and operating results have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter in the future. It is possible that in future periods our revenues could fall below the expectations of securities analysts or investors, which could cause the market price of our stock to decline. The following are among the factors that could cause our operating results to fluctuate significantly from period to period:

•	our unpredictable revenue sources, as described below;

•	the nature, pricing and timing of our and our competitors’ products;

•	changes in our and our competitors’ research and development budgets;

•	expenses related to, and our ability to comply with, governmental regulations of our products and processes; and

•	expenses related to, and the results of, patent filings and other proceedings relating to intellectual property rights.

We anticipate significant fixed expenses due in part to our need to continue to invest in product development. We may be unable to adjust our expenditures if revenues in a particular period fail to meet our expectations, which would harm our operating results for that period. As a result of these fluctuations, we believe that period-to-period comparisons of our financial results will not necessarily be meaningful, and you should not rely on these comparisons as an indication of our future performance.

Our revenues will be unpredictable, and this may harm our financial condition.

The amount and timing of revenues that we may realize from our business will be unpredictable because:

•	whether our products and services are commercialized and generate revenues depends, in part, on the efforts and timing of our potential customers; and

•	our sales cycles may be lengthy.

As a result, our revenues may vary significantly from quarter to quarter, which could make our business difficult to manage and cause our quarterly results to be below market expectations. If this happens, the price of our common stock may decline significantly.

Technology company stock prices are especially volatile, and this volatility may depress the price of our stock.

The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies, particularly biotechnology companies, has been highly volatile. In addition, our stock has historically experienced greater price fluctuations than the biotechnology index of other Nasdaq listed stock. We believe that various factors may cause the market price of our stock to fluctuate, perhaps substantially, including, among others, announcements of:

•	our or our competitors’ technological innovations;

•	developments or disputes concerning patents or proprietary rights;

•	supply, manufacturing or distribution disruptions or other similar problems;

•	proposed laws regulating participants in the biotechnology industry;

•	developments in relationships with collaborative partners or customers;

•	our failure to meet or exceed securities analysts’ expectations of our financial results; or

•	a change in financial estimates or securities analysts’ recommendations.

In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If our stock was the object of securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could materially harm the business and financial results of our business.

We are deploying new and unproven technologies, which makes evaluation of our business and prospects difficult, and we may be forced to cease operations if we do not develop commercially successful products.

We have not proven our ability to commercialize products on a large scale. In order to successfully commercialize products on a large scale, we will have to make significant investments, including investments in research and development and testing, to demonstrate their technical benefits and cost-effectiveness. Problems frequently encountered in connection with the commercialization of products using new and unproven technologies might limit our ability to develop and commercialize our products. For example, our products may be found to be ineffective, unreliable or otherwise unsatisfactory to potential customers. We may experience unforeseen technical complications in the processes we use to develop, manufacture, customize or receive orders for our products. These complications could materially delay or limit the use of products we attempt to commercialize, substantially increase the anticipated cost of our products or prevent us from implementing our processes at appropriate quality and scale levels, thereby causing our business to suffer.

We may need to raise additional capital in the future, and if additional capital is not available on acceptable terms, we may have to curtail or cease operations.

Our future capital requirements will be substantial and will depend on many factors including how quickly we commercialize our products, the progress and scope of our collaborative and independent research and development projects, the filing, prosecution, enforcement and defense of patent claims and the need to obtain regulatory approval for certain products in the United States or elsewhere. Changes may occur that would cause our available capital resources to be consumed significantly sooner than we expect.

We may be unable to raise sufficient additional capital on favorable terms or at all. If we fail to do so, we may have to curtail or cease operations or enter into agreements requiring us to relinquish rights to certain technologies, products or markets because we will not have the capital necessary to exploit them.

If we do not enter into successful partnerships and collaborations with other companies, we may not be able to fully develop our technologies or products, and our business would be harmed.

Since we do not possess all of the resources necessary to develop and commercialize products that may result from our technologies on a mass scale, we will need either to grow our sales, marketing and support group or make appropriate arrangements with strategic partners to market, sell and support our products. We believe that we will have to enter into additional strategic partnerships to develop and commercialize future products. If we do not enter into adequate agreements, or if our existing arrangements or future agreements are not successful, our ability to develop and commercialize products will be impacted negatively, and our revenues will be adversely affected.

We have limited experience commercially manufacturing, marketing or selling any of our potential products, and unless we develop these capabilities, we may not be successful.

Even if we are able to develop our products for commercial release on a large-scale, we have limited experience in manufacturing our products in the volumes that will be necessary for us to achieve commercial sales and in marketing or selling our products to potential customers. We cannot assure you that we will be able to commercially produce our products on a timely basis, in sufficient quantities or on commercially reasonable terms.

We face intense competition, and we cannot assure you that we will be successful competing in the market.

We expect to compete with companies that design, manufacture and market instruments for analysis of genetic variation and function and other applications using established sequential and parallel testing technologies. We are also aware of other biotechnology companies that have or are developing testing technologies for the SNP genotyping, gene expression profiling and proteomic markets. We anticipate that we will face increased competition in the future as new companies enter the market with new technologies and our competitors improve their current products.

The markets for our products are characterized by rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition and new product introductions. One or more of our competitors may offer technology superior to ours and render our technology obsolete or uneconomical. Many of our competitors have greater financial and personnel resources and more experience in marketing, sales and research and development than we have. Some of our competitors currently offer arrays with greater density than we do and have rights to intellectual property, such as genomic information or proprietary technology, which provides them with a competitive advantage. If we were not able to compete successfully, our business and financial condition would be materially harmed.

If our new and unproven technology is not used by researchers in the pharmaceutical, biotechnology and academic communities, our business will suffer.

Our products may not gain market acceptance. In that event, it is unlikely that our business will succeed. Biotechnology and pharmaceutical companies and academic research centers have historically analyzed genetic variation and function using a variety of technologies, and many of them have made significant capital investments in existing technologies. Compared to existing technologies, our technologies are new and unproven. In order to be successful, our products must meet the commercial requirements of the biotechnology, pharmaceutical and academic communities as tools for the large-scale analysis of genetic variation and function. Market acceptance will depend on many factors, including:

•	the development of a market for our tools for the analysis of genetic variation and function, the study of proteins and other purposes;

•	the benefits and cost-effectiveness of our products relative to others available in the market;

•	our ability to manufacture products in sufficient quantities with acceptable quality and reliability and at an acceptable cost;

•	our ability to develop and market additional products and enhancements to existing products that are responsive to the changing needs of our customers;

•
the willingness and ability of customers to adopt new technologies requiring capital investments or the reluctance of customers to change technologies in which they have made a significant investment; and

•
the willingness of customers to transmit test data and permit the CombiMatrix group to transmit test results over the Internet, which will be a necessary component of our product and services packages unless customers purchase or license our equipment for use in their own facilities.

If the market for analysis of genomic information does not develop or if genomic information is not available to our potential customers, our business will not succeed.

We are designing our technology primarily for applications in the biotechnology, pharmaceutical and academic communities. The usefulness of our technology depends in part upon the availability of genomic data. We are initially focusing on markets for analysis of genetic variation and function, namely gene expression profiling. These markets are new and emerging, and they may not develop as we anticipate, or at all. Also, researchers may not seek or be able to convert raw genomic data into medically valuable information through the analysis of genetic variation and function. If genomic data is not available for use by our customers or if our target markets do not emerge in a timely manner, or at all, demand for our products will not develop as we expect, and we may never become profitable.

Our future success depends on the continued service of our engineering, technical and key management personnel and our ability to identify, hire and retain additional engineering, technical and key management personnel.

There is intense competition for qualified personnel in our industry, particularly for engineers and senior level management. Loss of the services of, or failure to recruit, engineers or other technical and key management personnel could be significantly detrimental to the group and could adversely affect our business and operating results. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our products and business or to replace engineers or other qualified personnel who may leave the group in the future. Our anticipated growth is expected to place increased demands on our resources and likely will require the addition of new management personnel.

The expansion of our product lines may subject us to regulation by the United States Food and Drug Administration and foreign regulatory authorities, which could prevent or delay our introduction of new products.

If we manufacture, market or sell any products for any regulated clinical or diagnostic applications, those products will be subject to extensive governmental regulation as medical devices in the United States by the FDA and in other countries by corresponding foreign regulatory authorities. The process of obtaining and maintaining required regulatory clearances and approvals is lengthy, expensive and uncertain. Products that we manufacture, market or sell for research purposes only are not subject to governmental regulations as medical devices or as analyte specific reagents to aid in disease diagnosis. We believe that our success will depend upon commercial sales of improved versions of products, certain of which cannot be marketed in the United States and other regulated markets unless and until we obtain clearance or approval from the FDA and our foreign counterparts, as the case may be. Delays or failures in receiving these approvals may limit our ability to benefit from our new products.

As our operations expand, our costs to comply with environmental laws and regulations will increase, and failure to comply with these laws and regulations could harm our financial results.

Our operations involve the use, transportation, storage and disposal of hazardous substances, and as a result we are subject to environmental and health and safety laws and regulations. As we expand our operations, our use of hazardous substances will increase and lead to additional and more stringent requirements. The cost to comply with these and any future environmental and health and safety regulations could be substantial. In addition, our failure to comply with laws and regulations, and any releases of hazardous substances into the environment or at our disposal sites, could expose our group to substantial liability in the form of fines, penalties, remediation costs and other damages, or could lead to a curtailment or shut down of our operations. These types of events, if they occur, would adversely impact our financial results.

Our business depends on issued and pending patents, and the loss of any patents or our failure to secure the issuance of patents covering elements of our business processes would materially harm our business and financial condition.

Our success depends on our ability to protect and exploit our intellectual property. We currently have five patents issued in the United States, three patents issued in Europe and 87 patent applications pending in the United States, Europe and elsewhere. The patents covering our core technology begin to expire January 5, 2018.

The patent application process before the United States Patent and Trademark Office and other similar agencies in other countries is initially confidential in nature. Patent Applications that are filed outside the United States, however, are published approximately eighteen months after filing. Similarly, patent applications that are filed in the United States will be published approximately eighteen months after filing unless the applicant has opted out of publication and will not file any foreign applications on the same invention. Due to the confidential nature of the patent application process, we cannot determine in a timely manner whether patent applications covering technology that competes with our technology have been filed in the United States or other foreign countries or which, if any, will ultimately issue or be granted as enforceable patents. Considering our patent applications and those of others, some of our patent applications may claim compositions, methods or uses that may also be claimed in patent applications filed by others. In some or all of these applications, a determination of priority of inventorship may need to be decided in a proceeding before the United States Patent and Trademark Office or a court. In contrast, in foreign jurisdictions, the first to file on the invention will generally prevail on a priority contest. If we are unsuccessful in these invention ownership proceedings, we could be blocked from further developing, commercializing or selling products that fall under the scope of the claims of the patents that issue to others. Regardless of the ultimate outcome, this ownership determination process can be time-consuming and expensive.

Any inability to adequately protect our proprietary technologies could materially harm our competitive position and financial results.

If we do not protect our intellectual property adequately, competitors may be able to use our technologies and erode any competitive advantage that we may have. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights abroad. These problems can be caused by the absence of laws, rules and/or methods for defending intellectual property rights.

The patent positions of companies developing tools for the biotechnology, pharmaceutical and academic communities, including our patent position, generally are uncertain and involve complex legal and factual questions. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. Our existing patents and any future issued or granted patents we obtain may not be sufficiently broad in scope to prevent others from practicing our technologies or from developing competing products. There also is a risk that others may independently develop similar or alternative technologies or design around our patented technologies. In addition, others may cause reexamination of our patents in the United States or may oppose our patents in Europe, either of which may result in narrower patent claims or cancellation of some or all of the patent claims, or invalidate our patents during enforcement proceedings, or our patents may fail to provide us with any competitive advantage. Enforcing our intellectual property rights may be difficult, costly and time-consuming and ultimately may not be successful.

We also rely upon trade secret protection of our confidential and proprietary information. While we have taken security measures to protect our proprietary information, these measures may not provide adequate protection for our trade secrets or other proprietary information. We seek to protect our proprietary information by entering into confidentiality and invention disclosure and transfer agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants still may disclose our proprietary information, and we may not be able to meaningfully protect our trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

Any litigation to protect our intellectual property, or any third-party claims of infringement, could divert substantial time and money from our business and could shut down some of our operations.

Our commercial success depends in part on our non-infringement of the patents or proprietary rights of third parties. Many companies developing technology for the biotechnology and pharmaceutical industries use litigation aggressively as a strategy to protect and expand the scope of their intellectual property rights. Accordingly, third parties may assert that we are employing their proprietary technology without authorization. In addition, third parties may claim that use of our technologies infringes their current or future patents. The CombiMatrix group could incur substantial costs and the attention of our management and technical personnel could be diverted while defending ourselves against any of these claims. We may incur the same liabilities in enforcing our patents against others. We have not made any provision in our financial plans for potential intellectual property related litigation, and we may not be able to pursue litigation as aggressively as competitors with substantially greater financial resources.

If parties making infringement claims against us are successful, they may be able to obtain injunctive or other equitable relief, which effectively could block our ability to further develop, commercialize and sell products, and could result in the award of substantial damages against us. If we are unsuccessful in protecting and expanding the scope of our intellectual property rights, our competitors may be able to develop, commercialize and sell products that compete with us using similar technologies or obtain patents that could effectively block our ability to further develop, commercialize and sell our products. In the event of a successful claim of infringement against us, we may be required to pay substantial damages and either discontinue those aspects of our business involving the technology upon which we infringed or obtain one or more licenses from third parties. While we may license additional technology in the future, we may not be able to obtain these licenses at a reasonable cost, or at all. In that event, we could encounter delays in product introductions while we attempt to develop alternative methods or products, and such attempts may not be successful. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products.

A former Vice President of CombiMatrix Corporation has filed a complaint against the company with the U.S. Department of Labor alleging that he was wrongfully terminated.

A former Vice President of CombiMatrix Corporation, following his termination of employment, filed a complaint with the U.S. Department of Labor alleging that his employment was terminated out of fear the former employee would report the Company’s failure to disclose certain information to be disclosed to the public. See the section titled “Legal Proceedings” on page of this prospectus. This complaint was filed following a letter to the Board of Directors of Acacia Research Corporation containing the same allegations. Following an internal investigation in conjunction with Acacia’s outside counsel, neither Acacia’s Audit Committee nor outside counsel was able to verify any of the allegations made by the former employee. Nonetheless, in an abundance of caution, the Audit Committee engaged an independent counsel to conduct an investigation of the allegations. The independent counsel found no merit to the allegations. Management does not believe the allegations have any merit, nor does management believe the resolution of this matter will have any material affect upon the financial statements or other information included in this prospectus.

Because we have a limited operating history selling products and services, we cannot assure that our operations will be profitable.

We commenced operations in 1996 and began commercialization of our CustomArray platform in 2004 and accordingly, have a limited operating history generating revenues from products and services. In addition, we are still developing our product and service offerings and you should consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies with such limited operating histories. Since we have a limited operating history, we cannot assure you that our operations will be profitable or that we will generate sufficient revenues to meet our expenditures and support our activities.

We have sustained substantial losses since our inception. If we continue to incur operating losses in future periods, we may not have enough money to expand our business and our subsidiary companies’ businesses in the future.

Failure to effectively manage our growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our growth has placed, and is expected to continue to place, a strain on our managerial, operational and financial resources. Further, as our subsidiary companies’ businesses grow, we will be required to manage multiple relationships. Any further growth by us or our subsidiary companies or an increase in the number of our strategic relationships will increase this strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to successfully implement our business plan.

Our future success depends on our ability to expand our organization to match the growth of our subsidiaries.

As our subsidiaries grow, the administrative demands upon our management will grow, and our success will depend upon our ability to meet those demands. These demands include increased accounting, management, legal services, staff support for our board of directors, and general office services. We may need to hire additional qualified personnel to meet these demands, the cost and quality of which is dependent in part upon market factors outside of our control. Further, we will need to effectively manage the training and growth of our staff to maintain an efficient and effective workforce, and our failure to do so could adversely affect our business and operating results.

The availability of shares for sale in the future could reduce the market price of our common stock.

In the future, we may issue securities to raise cash for acquisitions. We may also pay for interests in additional subsidiary companies by using a combination of cash and our common stock or just our common stock. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in our company and have an adverse impact on the price of our common stock.

In addition, sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities.

Delaware law and our charter documents contain provisions that could discourage or prevent a potential takeover of CombiMatrix Corporation that might otherwise result in our stockholders receiving a premium over the market price of their shares.

Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of our company by means of a tender offer, proxy contest or otherwise, and the removal of incumbent officers and directors. These provisions are discussed fully in the section titled "Delaware Anti-takeover Law and Provisions of Our Restated Certificate of Incorporation and Amended and Restated Bylaws" beginning on page , incorporated herein by reference. Such potential obstacles to a takeover could adversely affect the ability of our stockholders to receive a premium price for their stock in the event another company wants to acquire us.

THE SPLIT OFF

GENERAL

Under the terms of Acacia’s charter, the Acacia board of directors may redeem, on a pro rata basis, all of the outstanding shares of Acacia’s AR-CombiMatrix stock for all of the outstanding shares owned by Acacia of one or more subsidiaries that hold all of the assets and liabilities attributed to Acacia’s CombiMatrix group (and hold no other material assets or liabilities). Acacia elected to exercise the right under its charter to redeem all outstanding shares of AR-CombiMatrix stock for shares of CombiMatrix Corporation common stock.

THE REDEMPTION; EXCHANGE RATIO

The redemption date is scheduled to occur at 9:00 a.m., New York City time, on *. On the redemption date, each share of AR-CombiMatrix stock will be redeemed for one share of our common stock. NO VOTE IS REQUIRED OR SOUGHT IN CONNECTION WITH THE SPLIT OFF, AND HOLDERS OF AR-COMBIMATRIX STOCK HAVE NO APPRAISAL RIGHTS IN CONNECTION WITH THE SPLIT OFF.

From and after the redemption date, all of your rights as a holder of AR-CombiMatrix stock shall cease, except for the right, upon the surrender to the exchange agent of your shares of AR-CombiMatrix stock, to receive shares of our common stock of a corresponding series. We will deliver or make available to all holders of AR-CombiMatrix stock, from and after the redemption date, a letter of transmittal with which to surrender their shares in the redemption in exchange for shares of the appropriate series of our common stock.

In addition, each option to purchase shares of AR-CombiMatrix stock, including stock options issued and outstanding under employee stock incentive plans on the redemption date, will be converted into a similar option to purchase shares of our common stock. Each outstanding warrant to purchase shares of AR-CombiMatrix stock will be converted into a similar warrant to purchase shares of our common stock at the same exercise price.

We will bear one-half of the costs and expenses of distribution incurred by us as a result of the split off, which we estimate will be $353,800. The other half will be borne by Acacia.

REASONS FOR THE SPLIT OFF

On January 9, 2006, Acacia announced that its board of directors had voted to exercise Acacia’s right under its charter to split off its CombiMatrix group subject to certain conditions. The business associated with the Acacia Technologies group is significantly different than our business. The business of the Acacia Technologies group includes significant patent litigation that, by its nature, creates financial risks not otherwise associated with the CombiMatrix group or our company following the redemption. The split off will prevent those future risks from impacting our business.

RESULTS OF THE SPLIT OFF

Upon consummation of the split off, we will be an independent public company owning and operating all of the businesses currently attributed to Acacia’s CombiMatrix group. Immediately after the split off, we expect to have over * holders of record of shares of our common stock and approximately 52,365,810 shares of our common stock outstanding, based upon the number of record holders and outstanding shares of AR-CombiMatrix stock on December 15, 2006, and assuming no exercise of outstanding stock options or warrants. The actual number of shares of our common stock to be distributed will be determined on the redemption date.

For information regarding options to purchase our common stock that will be outstanding after the split off, see "DESCRIPTION OF CAPITAL STOCK" below.

REDEMPTION PROCEDURE

Pursuant to Acacia’s charter, from and after the redemption date, all rights of a holder of shares of AR-CombiMatrix stock shall cease, except for the right to receive shares of our common stock in exchange therefor. We will deliver to the holders of record of shares of AR-CombiMatrix stock on the redemption date a letter of transmittal containing written instructions for exchanging their shares for shares of our common stock. From and after the redemption date, letters of transmittal will also be available from the exchange agent.

For example, a holder of shares of AR-CombiMatrix stock that does not surrender those shares for redemption following the redemption date shall not be entitled to receive dividends or distributions paid on our common stock until he or she surrenders his or her shares of AR-CombiMatrix stock for redemption to the exchange agent. From and after the redemption date, we will be entitled to treat outstanding shares of AR-CombiMatrix stock that have not been surrendered for redemption as shares of our common stock for all relevant purposes.

SHARES OF AR-COMBIMATRIX STOCK MAY NOT BE SURRENDERED FOR REDEMPTION PRIOR TO THE REDEMPTION DATE.

TRANSFER TAXES

Holders who surrender their shares in the redemption will not be obligated to pay any transfer taxes in connection with the split off.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPLIT OFF

The following discussion summarizes those U.S. federal income tax consequences resulting from the split off that materially affect Acacia and the holders of AR-CombiMatrix stock. This discussion is based upon currently existing provisions of the Code, existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Acacia or the holders of AR-CombiMatrix stock as described in this prospectus.

Holders of AR-CombiMatrix stock should be aware that this discussion does not deal with all U.S. federal income tax considerations that may be relevant to particular stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, banks, insurance companies, tax-exempt organizations and non-United States persons. In addition, the following discussion does not address the tax consequences of the split off under U.S. state or local and non-U.S. tax laws or the tax consequences of transactions effectuated prior to or after the split off (whether or not such transactions are undertaken in connection with the split off).

ACCORDINGLY, HOLDERS OF AR-COMBIMATRIX STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE SPLIT OFF TO THEM.

Acacia has received a private letter ruling from the IRS, in form and substance reasonably satisfactory to us and Acacia, with regard to the U.S. federal income tax consequences of the split off to the effect that the split off will be treated as a tax-free exchange under Section 355 of the Code and that, accordingly, for U.S. federal income tax purposes:

•	no gain or loss will be recognized by Acacia upon the exchange of our common stock for AR-CombiMatrix stock pursuant to the split off;

•
no gain or loss will be recognized by, and no amount will be included in the income of, a holder of AR-CombiMatrix stock upon the receipt of our common stock in exchange for AR-CombiMatrix stock pursuant to the split off;

•
the aggregate basis of our common stock in the hands of a former holder of AR-CombiMatrix stock will equal the aggregate basis of their shares of AR-CombiMatrix stock surrendered in exchange therefor; and

•
the holding period of our common stock received in the split off will include the holding period of AR-CombiMatrix stock exchanged therefor, provided that the shares of AR-CombiMatrix stock were held as a capital asset on the date of the split off.

Although the opinion may be relied upon by Acacia and our company, the continuing validity and applicability of the opinion will be subject to factual representations and assumptions, including the representation that AR-CombiMatrix stock is stock of Acacia and not of CombiMatrix Corporation. If any such factual representations or assumptions are incorrect or untrue in any material respect, the ruling may be invalidated. We are not aware of any facts or circumstances that would cause such representations and assumptions to be incorrect or untrue in any material respect. Nevertheless, if Acacia consummates the split off and the split off is held to be taxable, both Acacia and the holders of AR-CombiMatrix stock would in all probability incur material tax liabilities. Under the tax allocation agreement between Acacia and us, we may be required to indemnify Acacia for certain tax liabilities that would be recognized by Acacia if the split off were taxable. Please see "Relationship Between Acacia and Our Company After the Split Off " for a more detailed discussion of the tax allocation agreement between Acacia and us.

Even if the split off otherwise qualifies for tax-free treatment under Section 355 of the Code, it may be disqualified as tax-free to Acacia under Section 355(e) of the Code if 50% or more of either the total combined voting power or the total fair market value of our stock or the stock of Acacia is acquired as part of a plan or series of related transactions that include the split off. For this purpose, any acquisitions of our stock or Acacia’s stock within two years before or after the split off are presumed to be part of such a plan, although Acacia or we may be able to rebut that presumption. If such an acquisition of our stock or Acacia’s stock triggers the application of Section 355(e), Acacia would recognize taxable gain, but the split off would generally be tax-free to each former holder of AR-CombiMatrix stock. Under the tax allocation agreement between Acacia and us, we may be required to indemnify Acacia for certain tax liabilities that are triggered by an acquisition of our stock. Please see "Relationship Between Acacia and Our Company After the Split Off" for a more detailed discussion of the tax allocation agreement between Acacia and us.

U.S. Treasury regulations require each former holder of AR-CombiMatrix stock that receives shares of CombiMatrix common stock in the split off to attach to the stockholder’s U.S. Federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the redemption. The information necessary to comply with this requirement will be sent to holders of AR-CombiMatrix stock together with the letter of transmittal to be used in surrendering their shares.

LISTING AND TRADING OF OUR COMMON STOCK

Although there is a market for AR-CombiMatrix stock, there is currently no public market for CombiMatrix Corporation’s common stock as we are currently a wholly owned subsidiary of Acacia. We plan to apply to list our common stock on the American Stock Exchange under the symbol "CBMX."

We cannot assure you as to the price at which our common stock will trade following the redemption. The trading prices of our common stock after the split off may be less than, equal to or greater than the trading price of AR-CombiMatrix stock prior to the split off.

Shares of our common stock issued in redemption of AR-CombiMatrix stock will be freely transferable, except for shares received by people who may have a special relationship or affiliation with us. People who may be considered our affiliates after the split off generally include individuals or entities that control, are controlled by, or are under common control with us. This may include some or all of our officers and directors. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

DESCRIPTION OF CAPITAL STOCK

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and the provisions of our restated certificate of incorporation and amended and restated bylaws is a summary. Statements contained elsewhere in this prospectus relating to these provisions are not necessarily complete. We refer you to the restated certificate of incorporation and amended and restated bylaws that we have filed with the SEC as exhibits to our registration statement, of which this prospectus is a part.

Our authorized capital stock consists of 180,000,000 shares of common stock, $0.001 par value, and 30,000,000 shares of preferred stock, $0.001 par value.

COMMON STOCK

As of December 15, 2006, there were 100 shares of common stock outstanding and held by one stockholder of record. As of the redemption date, we expect 52,365,810 shares of our common stock to be issued and outstanding, held by * stockholders of record, based upon the number of shares of AR-CombiMatrix common stock issued and outstanding and assuming no exercise of outstanding options, warrants or other derivative securities.

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for that purpose. See "Market price of and dividends on common equity and related stockholder matters." Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Following completion of this offering, no holder of common stock will have any preemptive or conversion right or other subscription right, and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

Currently there are no shares of our preferred stock outstanding. The board of directors has the authority, without further action by the stockholders, to issue from time to time preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions of our preferred stock. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of us.

WARRANTS

As of December 15, 2006, there were outstanding warrants entitling their holders to purchase an aggregate of 13,601,863 shares of AR-CombiMatrix common stock at a weighted average exercise price of $1.09 per share. Each such warrant shall, as of the redemption date, entitle each holder thereof to purchase the same number of shares of our common stock at the same exercise price currently contained in each such warrant.

REGISTRATION RIGHTS

None of our stockholders has a contractual right to require us to register any of its shares of common stock for sale under the Securities Act of 1933.

DELAWARE ANTI-TAKEOVER LAW AND PROVISIONS OF OUR RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BYLAWS

Provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws could make more difficult the acquisition of our company by a third party and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging these proposals because, among other things, negotiation could result in an improvement of their terms.

Delaware Takeover Statute

We are subject to Section 203 of Delaware Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

•
on or subsequent to the date the person became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special stockholders meeting by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock not owned by the interested stockholders.

A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. We do not believe Acacia is subject to the provisions of Section 203 because it has owned more than 15% of our common stock for more than three years.

Certificate of Incorporation and Bylaw Provisions

Provisions of our amended and restated certificate of incorporation or our amended and restated bylaws may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control.

In particular, our amended and restated certificate of incorporation and bylaws provide for the following:

•	Classified Board of Directors

Our board of directors is divided into three classes of the same or nearly the same number of directors, each serving staggered three-year terms, which means that only one class of directors may be elected at each annual meeting or special meeting in lieu of such annual meeting. These provisions may make the removal of incumbent directors difficult and may discourage third parties from attempting to circumvent the anti-takeover effects of our certificate of incorporation and bylaws by removing our incumbent directors.

•	No Written Consent of Stockholders

Any action to be taken by our stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

•	Special Meetings of Stockholders

Special meetings of our stockholders may be called only by the president, chief executive officer, chairman of the board of directors or a majority of the members of the board of directors.

•	Advance Notice Requirement

Stockholder proposals to be brought before an annual meeting of our stockholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including stockholder proposals relating to the nominations of persons for election to the board of directors.

•	Amendment of Bylaws and Certificate of Incorporation

Our Board of Directors has the power to alter, amend or repeal our bylaws. The approval of not less that 66 2/3% of the outstanding shares of our capital stock entitled to vote is required to amend the provisions of our bylaws by stockholder action. The approval of a majority of the outstanding shares entitled to vote is required to amend the provisions of our amended and restated certificate of incorporation. These provisions will make it more difficult to circumvent the anti-takeover provisions of our certificate of incorporation and our bylaws.

•	Issuance of Undesignated Preferred Stock

Our board of directors is authorized to issue, without further action by the stockholders, up to 30,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

INDEMNIFICATION

Our amended and restated certificate of incorporation permits us to, and our amended and restated bylaws provide that we will, indemnify our officers and directors to the fullest extent permitted by Delaware law. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated bylaws and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers of our company.

Our amended and restated certificate of incorporation provides that our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as directors except to the extent that an exemption or limitation of liability is not permitted under Delaware Law, as in effect from time to time. Delaware Law currently provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Delaware Law; or

•	for any transaction from which the director derived an improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

DESCRIPTION OF BUSINESS

OVERVIEW

We are seeking to become a broadly diversified biotechnology business, through the development of proprietary technologies, products and services in the areas of drug development, genetic analysis, molecular diagnostics, nanotechnology research, defense and homeland security markets, as well as other potential markets where our products could be utilized. The technologies we have developed include a platform technology to rapidly produce customizable arrays, which are semiconductor-based tools for use in identifying and determining the roles of genes, gene mutations and proteins. This technology has a wide range of potential applications in the areas of genomics, proteomics, biosensors, drug discovery, drug development, diagnostics, combinatorial chemistry, material sciences and nanotechnology. Other technologies include proprietary molecular synthesis and screening methods for the discovery of potential new drugs.

Through the year ended December 31, 2005, our life sciences business included our two subsidiaries, CombiMatrix Molecular Diagnostics, Inc. and CombiMatrix K.K. In January of 2006, we sold 67% of our ownership interest in CombiMatrix K.K. to a third party, and we continue to retain a 33% ownership interest. CombiMatrix K.K., is a Japanese corporation located in Tokyo, Japan, and has existed for the purposes of exploring opportunities for our array system with pharmaceutical and biotechnology companies in the Asian market. Based upon the annual financial statements for the year ended December 31, 2005, this sale did not constitute the sale of a "significant subsidiary" as that term is defined by the Commission in Rule 1-02 of Regulation S-X. CombiMatrix Molecular Diagnostics, Inc., a wholly owned subsidiary located in Irvine, California, is exploring opportunities for our arrays in the field of molecular diagnostics.

BUSINESS

Technologies

•	Semiconductor Based Array

Our semiconductor based array technology enables the rapid, parallel synthesis, immobilization and detection of molecules and materials at discrete electrodes on a semiconductor chip. These chips, also known as microelectrode arrays, are used in multiple applications in the areas described above. Our technology integrates semiconductor micro fabrication, proprietary software, chemistry and hardware into systems that we believe will enable us, our customers and our partners to design and fabricate arrays for biological, diagnostic, material sciences and nanotechnology applications, typically within a few days. Our system should enable researchers to conduct rapid, iterative experiments in each of these fields.

Although there are numerous applications of our arrays in life sciences research, each depend on the synthesis, immobilization or detection of molecules at discrete sites on the array. Some specific applications include studies of genetic expression in cellular systems, genotyping and mutation analysis, synthesis of nucleic acid drugs, and others.

Utilizing this array technology, we are engaged in four strategic business areas:

1.	The development, manufacture and sale of research tools and services to life sciences researchers,
2.	The development of services and products in the field of molecular diagnostics,
3.	The development, manufacture and sale of biosensor systems and technology for national defense and homeland security, and
4.	The development of tools for applications in nanotechnology and materials science.

•	Method for Electrochemical Synthesis of Potential Drug Molecules

In addition to the semiconductor-based array, we are utilizing our expertise in electrochemistry to synthesize novel compounds, which can be screened in binding and cellular assays to determine their potential as new drugs. The types of molecules that can be synthesized electrochemically from precursors using various approaches, proprietary to our company, include organic compounds, nucleic acids, peptides and others. These molecules can then be utilized in biochemical and cellular screens to determine if they have appropriate potency to be considered for downstream pre-clinical and clinical drug development.

Utilizing this technology, our overall business strategy is the discovery of compounds that could be developed as clinical drug candidates, utilizing proprietary synthesis and screening methodologies.

•	Technologies and Compound Libraries for Oncological Drug Development

Through our minority ownership of Leuchemix, Inc., our company has access to proprietary compounds that have been shown to be cytotoxic towards certain cancers in vitro and in vivo. Many of these compounds were discovered through combinatorial chemistry, natural product chemistry and certain cellular screening assays. Leuchemix, Inc. has access to state of the art laboratories and equipment, which includes flow cytometry, molecular biology and cell culture facilities. In addition, Leuchemix, Inc. has access to a bank of over 150 primary leukemia specimens and a panel of 15 leukemia and lymphoma cell lines as well as several xenogenic animal model systems. Leuchemix also has licensed proprietary compounds and compound libraries, which are being developed as drugs against a number of oncology indications including hematological disorders as well as solid tumors.

MARKET OVERVIEW

The markets for our products include pharmaceutical and biotechnology markets (also referred to as life sciences), molecular diagnostics, national defense and homeland security applications and the emerging markets for nanotechnology and new materials. In the future, if we are successful in developing approved drugs either internally or through our investments in companies such as Leuchemix, Inc., our market opportunities will expand to include pharmacies, physicians, hospitals, patients and other consumers of therapeutics. In addition, there may be opportunities for our products and services to address consumer-based genetic analysis as that market develops. At this time, the majority of our commercial efforts are focused on the life sciences, molecular diagnostics and national defense markets.

General Overview of Life Sciences and Pharmaceutical Industries

The pharmaceutical and biotechnology industries continue to face increasing costs and risks in the drug discovery, development and commercialization process. According to industry statistics, the time required to commercialize a new drug can be 15 years and cost up to $1.7 billion. A primary component of the cost is the effort expended on drugs that failed to meet clinical and regulatory requirements due to a poor safety profile, efficacy in a small fraction of the patient population, or other similar reasons. The pharmaceutical and biotechnology industries are working to improve their efficiency and reduce the risks of failure by turning to new technologies to help identify deficiencies in drug candidates as early as possible and to stratify patient populations during clinical trials and post-approval. By identifying patients who are more likely to respond favorably to a drug (and excluding those that will either not respond or have an- adverse response), the potential market for the drug is decreased but the chance of achieving regulatory approval is increased. Stratification of patient populations is performed by analysis of blood or tissue of patients for protein or genetic biomarkers or expression patterns that are characteristic of responders and non-responders. We feel that our technology and products are ideally suited to aid in all segments of the drug discovery process and most importantly in the stratification of patients during clinical trials. In addition, CombiMatrix is developing approaches to utilize genetic information of individual patients to aid physicians in diagnosing disease and developing the best therapeutic approach to manage a patient’s disease.

Genes and Proteins

The human body is composed of billions of cells each containing DNA that encodes the basic instructions for cellular function. The complete set of an individual’s DNA is called the genome, and is organized into 23 pairs of chromosomes, which are further divided into smaller regions called genes. Each gene is composed of a strand of four types of nucleotide bases, referred to as A, C, G and T. The bases of one DNA strand bind to the bases of the other strand in a specific fashion to form base pairs: the base A always binds with the base T and the base G always binds with the base C.

The human genome has approximately 3.0 billion nucleotides and their precise order is known as the DNA sequence. When a gene is turned on, or expressed, the genetic information encoded in the DNA is copied to a specific type of RNA, called messenger RNA, or mRNA. The mRNA provides instructions for the synthesis of proteins. Proteins direct cellular function and the development of individual traits and are involved in many diseases. Abnormal variations in the sequence of a gene or in the level of gene expression can interfere with the normal physiology of particular cells and lead to a disease, a predisposition to a disease or an adverse response to drugs.

Gene Expression Profiling

Gene expression profiling is the process of determining which genes are active in a specific cell or group of cells and is accomplished by measuring mRNA, the intermediary between genes and proteins. By comparing gene expression patterns between cells from normal tissue and cells from diseased tissue, researchers may identify specific genes or groups of genes that play a role in the presence of disease. Studies of this type, used in drug discovery, require monitoring thousands, and preferably tens of thousands, of mRNAs in large numbers of samples. As the correlation between gene expression patterns and specific diseases is determined, we believe that gene expression profiling will have an increasingly important role as a diagnostic tool. Diagnostic use of expression profiling tools is anticipated to grow rapidly with the combination of the sequencing of various genomes and the availability of more cost-effective technologies.

Genetic Variation and Mutations

Genetic variation is also due to polymorphisms (mutations) in genomes, although functional variations may also arise from differences in the way genes are expressed in a given cell, as well as the timing and levels of their expression.

The most common form of genetic variation occurs as a result of a difference in a single nucleotide in the DNA sequence, commonly referred to as a single nucleotide polymorphism, or SNP. The human genome is estimated to contain between three and six million SNPs. By screening for polymorphisms, researchers seek to correlate variability in the sequence of genes with a specific disease. SNPs are believed to be associated with a large number of human diseases, although most SNPs are believed to be benign and not to be associated with disease. Determining which SNPs may be related to a disease is a complex process requiring investigation of a vast number of SNPs. A SNP association study might require testing for 200,000 possible SNPs in 1,000 patients. Although only a few hundred of these SNPs might be clinically relevant, 200 million genotyping tests, or assays, might be required to complete a study. Using currently available technologies, this scale of SNP genotyping is both impractical and prohibitively expensive.

While in some cases one SNP will be responsible for medically important effects, it is now believed that the genetic component of most major diseases is associated with a combination of SNPs. As a result, the scientific community has recognized the importance of investigating combinations of many SNPs in an attempt to discover medically valuable information. In order to understand how genetic variation causes disease, researchers must compare gene sequence polymorphisms, or conduct SNP genotyping, from healthy and diseased individuals. Researchers may also compare gene expression patterns, or perform gene expression profiling, from healthy and diseased tissues.

Proteomics

Proteomics is the process of determining which proteins are present in cells, how they interact with one another and how they are correlated with genomic variation. This process is useful in drug discovery and diagnostics because most drugs target proteins that play a role in the existence or development of a disease.

Current Technologies

Despite the recent sequencing of the human genome, scientists have a limited understanding of the function of genes, how they interact with each other, how they modulate disease, and how they correlate with protein translation and function. Additionally, the role of specific mutations is poorly understood.

Traditional technologies for analyzing genetic or protein variation and function generally perform experiments individually, or serially, and often require relatively large sample volumes, adding significantly to the cost of conducting experiments. Arrays were developed to overcome the limitations of traditional technologies and enable the parallel evaluation of large numbers of genes.

An array is a collection of miniaturized test sites arranged in a manner that permits many tests to be performed simultaneously, or in parallel, in order to achieve higher throughput. The average size of test sites in an array and the spacing between them defines the array’s density. Higher density increases parallel processing throughput. In addition to increasing the throughput, higher density reduces the required volume for the sample being tested, and thereby lowers costs. Currently, the principal commercially available ways to produce arrays include mechanical deposition, bead immobilization, inkjet printing and photolithography.

While current array technologies have revolutionized drug discovery and development, we believe that our advanced array technology provides characteristics, including flexibility, superior cost metrics, and performance which address certain needs of the life sciences market which are not addressed by conventional arrays. Also, our DNA array synthesizer technology enables customers of this technology the ability to manufacture arrays at their laboratory facilities without having to order the arrays from our company, thereby maintaining the proprietary nature of their unique array designs and experiments. This array synthesizer enables many applications that are unique in the market place.

THE COMBIMATRIX SOLUTION

We believe that our system will have advantages over other existing technologies because it is being designed to be a cost-effective, fast, flexible, customizable alternative to existing analytical tools designed for similar purposes. Researchers using our system should be able to design and order custom arrays, conduct their tests, analyze the results, and reorder additional arrays incorporating modified test parameters, all within a few days. We believe that our system will offer several important advantages over competing products. These advantages arise from a unique approach to fabricating the arrays utilizing a proprietary electrochemical synthesis method on an array of microelectrodes that have been fabricated on a silicon device.

Products and Services

Our technology represents a significant advance over existing array technologies and other platforms for combinatorial chemistry. The first applications of the technology that we are pursuing are in the field of genomics and molecular diagnostics, where we have developed an array for the analysis of DNA. We believe that this technology may be applied to the fields of genetic analysis and disease management.

•	CustomArrayTM

Our product for genetic studies is marketed under the trade name CustomArray, which is a highly flexible custom oligonucleotide array that addresses researchers’ specific requirements for high-performance arrays that can interrogate small sets of target genes or whole genomes at a low cost. CustomArrays currently come in two formats: the medium-density CustomArray 12K and the 4 X 2K CustomArray. The CustomArray 12K enables analysis of up to 12,000 genes, whereas the 4 X 2K array enables the analysis of four separate experiments of up to 2,000 genes each.

CustomArray is an advanced tool used to understand gene expression by measuring mRNA activity within a cell type or groups of cells, enabling researchers to understand disease, predisposition to disease, drug response and drug development. CustomArray can also be used as a SNP genotyping tool providing statistics on the effect of a SNP or groups of SNPs, giving rise to data that is important in diagnostic testing. Because of the product’s flexibility, researchers have utilized and are evaluating the use of CustomArrays for other applications such as gene assembly, sequencing, protein translation and others. CustomArrays can also be read on most commercially available scanners, thus enabling many researchers to perform assays without requiring additional capital expenditures for scanning equipment that several competing technologies require.

•	On-Line Order Processing and Software Tools

CustomArrays can be designed and ordered through our on-line ordering process. Customers are able to utilize a number of tools to design and order their arrays through an on-line interface via the World Wide Web. Some of the tools available to the customers are referred to as the CustomArray content software application suite of tools for designing and ordering arrays.

The content software application provides a suite of sophisticated tools that customers can use to design a custom array specific to their experimental needs. This application allows the customer to submit a list of genes and/or genomic sequences to our probe design system. This design process produces probe sequences optimal to the customer’s requirements. Customers also have the flexibility to re-design their array at anytime.

When the customer has finished designing their arrays using our proprietary software tools, the arrays may be ordered using the e-commerce section of the CustomArray web site. Arrays are then manufactured using our proprietary oligonucleotide synthesis technology to the specific design requirements of the customer’s order. Our proprietary DNA synthesis technology enables product turnaround time of typically just a few days. After production, each array is put through a rigorous quality control process. To our knowledge, we are the only array company that quality checks every single feature on each array produced prior to shipment.

•	Design-On-Demand™

We have also launched a service known as Design-on-Demand™ for our CombiMatrix arrays. Through this service, customers can work one-on-one with our staff of bioinformatic experts to assist them with designing their arrays to meet their specific project goals. Customers can also access our Design-on-Demand™ catalog of over 1,400 pre-designed genome arrays available for ordering.

•	CatalogArraysTM

We have also launched several dozen CatalogArrays, which are pre-designed arrays built using our platform that can be used for gene expression studies, mutation analysis, and other studies. These arrays include several human genome sets, mouse, rat, dog and several other organisms including plants, animals, bacteria and viruses. These arrays are updated as new genetic or sequence information is published. In addition, similar to CustomArrays, our CatalogArrays can be read on most commercially available scanners and do not require additional capital investment or start-up fees by the customer.

•	Micro-RNA Arrays

We also offer a series of arrays that can be used to study micro-RNA molecules, which are relatively small strands of RNA molecules in cells that appear to have significant regulatory control over cell function. Until recently, micro-RNA molecules were thought to be oddities and perhaps superfluous genetic material. However, recent research indicates that these molecules play a significant role in the physiology of the cell. We offer Micro-RNA arrays for human, mouse, rat and other organisms. These arrays are updated as new information is published. In addition, similar to CustomArrays, our Micro-RNA Arrays can be read on most commercially available scanners and do not require additional capital investment or start-up fees by the customer.

•	DNA Array Synthesizer

Our DNA Array Synthesizer is a bench-top instrument that enables researchers to fabricate DNA arrays to their exact specifications with complete control over the content that is synthesized onto the array. The system consists of a synthesizer instrument that is operated by a personal computer that is connected to a cabinet that contains reagents necessary for array synthesis. The system is able to fabricate up to eight, 12K arrays within a 24-hour period, or up to thirty-two, 2K sectored arrays in the same period of time. The synthesizer’s flexibility enables researchers to synthesize multiple designs or the same design in each synthesis run. To operate the synthesizers, researchers must purchase blank array slides (slides on which no DNA synthesis has been performed) from us and reagents from either us or other vendors.

•	Stripping Reagents

We have created the first commercially available array stripping kit. The kit allows researchers to re-use our CustomArrays up to four times. The ability to re-use CustomArray reduces the cost per CustomArray to the researcher while eliminating problems associated with chip-to-chip reproducibility.

•	EC Reader-Electrochemical Scanning Instrument

The EC Reader is a compact scanner for CombiMatrix arrays. The EC Reader was developed to provide the market with a compact, inexpensive and easy to use scanner for performing array experiments. Current arrays, including those manufactured by us, are designed to be analyzed using optical scanning instruments. While these scanners are quite functional, they are also relatively expensive bulky, and can be difficult to use. Due to the electrochemical nature of our arrays, it is possible to scan them using an electrochemical scanner as well as an optical scanner. The advantages of the electrochemical scanner include compact size, more cost efficient, and easier to use. These advantages arise out of the fact that the EC Reader does not have any optical components (such as lasers, lenses and optical detectors). By eliminating these optical components, the EC Reader is more compact, cost efficient and easier to use than most optical scanners. The EC Reader is designed to read only CombiMatrix arrays.

APPLICATIONS

Pharmaceutical and Life Sciences Research and Development Applications

To date our products have been used primarily for research and development applications by academic and industrial researchers. Our products have and can be used for such diverse applications as drug target discovery and validations, genotyping, pathogen detection, agricultural analysis and others. In addition, our products can be used to synthesize oligonucleotides that are then utilized in various research applications. Due to the flexibility of our technologies, we expect the potential R&D applications of our products to continually expand.

Molecular Diagnostics Applications

In addition to the life science research and development applications of our products, we feel that our proprietary products can be utilized in the emerging field of molecular diagnostics. The term "molecular diagnostics" refers to the analysis of nucleic acids, as opposed to "clinical diagnostics" which refers to the analysis of conventional analytes such as blood chemistries, hormones, proteins and other molecules. The current market for molecular diagnostics in the USA is roughly $2.5 billion annually. The compounded annual growth rate of this market is over 15%, and it is expected that the growth rate will accelerate as more products and technologies are brought to bear on the opportunity.

We have formed a wholly owned subsidiary, CombiMatrix Molecular Diagnostics (or "CMDX") to take advantage of the capabilities of our DNA array technology to develop molecular diagnostic services and products. The primary focus of CMDX’s efforts will be diagnostics for the diagnosis of cancer, for the management of patients diagnosed with various types of cancer and other diseases with a genetic cause. In the Unites States alone, the American Cancer Society indicates that 1.4 million individuals are diagnosed with cancer annually, and this rate is expected to grow rapidly as the overall population, including the "baby boomer" generation, ages. At any given time in the United States, there are several million living patients that either have cancer or are cancer survivors that are at high risk for recurrence.

Patients who are newly diagnosed with cancer require significant levels of care, which includes surgery, hospital stays, examinations, drugs and diagnostics. CMDX plans to develop a series of products that, through the genetic analysis of blood, tissue or biopsy samples, will provide information to physicians in managing their patients.

CMDX plans to be a fully functional molecular diagnostics laboratory and has received federal certification by CLIA (Clinical Laboratory Improvement Amendments) as well as by other state and local regulatory agencies that are required for analysis of patient samples. As such, CMDX is currently operating as a service organization, providing testing services for patients. Although many of CMDX’s initial services are designed to avoid pre-market approval by the United States Food and Drug Administration (or "FDA"), many of the services CMDX will provide may require different levels of regulatory approval from the FDA.

Homeland Security and Defense Applications

Through U.S. government funding, our array technology is being developed to simultaneously detect toxins, viruses, and bacteria using either genomic analysis or antigen-antibody experiments, or assays. The ability to conduct over 12,000 individual assays simultaneously means that our array can be configured to detect many biothreat agents of interest to the U.S. Department of Defense and Department of Homeland Security within hours and with a high degree of certainty that surpasses current technologies. Our goal is that these systems will eventually be portable and ultimately be completely automated.

Our technology can simultaneously identify hundreds of different microbes (including viruses), determine their ability to cause disease, and discover their characteristics, such as antibiotic resistance. Working with academia, industry, and government laboratories, we are developing assays, arrays and bioinformatics for quickly identifying human, animal, and plant pathogens in a single-assay format. This format and single test eliminates the need for a different test for each disease or threat and eliminates the time lost in developing a new test for each new disease or threat. For disease-control agencies, it simplifies the process, reduces costs, and allows more rapid identification and reaction, all in an environment where increased time can equate to increased illness and loss of lives.

This program is enabled by the characteristic of our array technology, which allows the binding reactions to be measured through electrochemical means instead of optical methods. Though optical detection has been successful in many applications and our other products utilize these methods, we feel that electrochemical detection techniques have the potential to be far superior. By eliminating the need for light sources, optical components, their corresponding mechanical requirements as well as their power requirements, we feel that we will be able to build detection systems that will be less expensive, smaller, lighter and portable. In addition, certain technical characteristics of electrochemical detection on the arrays may enable higher sensitivity, better dynamic range and superior reproducibility in measurements.

Though the initial focus of our Government-funded development program is a product for military and homeland security markets, the core technology being developed will be applicable to products in the life sciences and human healthcare markets as well.

Nanotechnology- Materials, Chemicals, Peptides

We have entered into collaborative development programs to use our arrays for the discovery of nano-structured materials, chemicals, peptides and other molecules. In analogy to the study of genes and proteins in parallel using a highly customizable array, researchers can perform combinatorial discovery work in other areas in a rapid, cost effective manner. The goals of these collaborations include discovery of new materials or compounds, as well as the development tools and protocols, including capital equipment and software, to enable these applications.

OUR STRATEGY

Our goal is to provide customers and partners with tools in their discovery efforts as well as to perform discovery ourselves.

Focusing on High-growth Markets

We will focus on markets that we believe are growing rapidly and where we believe we have a competitive advantage. The first of these markets are for gene expression, mutation analysis, and other applications for the development of drugs and diagnostic products. Other markets include protein analysis, homeland security and military applications, drug development, nanotechnology and material sciences.

Partnering with Multiple Companies to Expand Market Opportunity

We plan to pursue multiple relationships to facilitate the expansion of our array technologies and to exploit large and diverse markets. We expect to enter into relationships and collaborations to gain access to complementary technologies, distribution channels, manufacturing infrastructure and information content. For example, we have executed several distribution agreements with organizations such as VWR International, Inc. and InBio (a division of Bionsight Pty. Ltd.) to market, sell and distribute our suite of products and services around the globe. We intend to structure additional relationships that maximize our research and development efforts with the strong distribution and manufacturing capabilities of our customers and any entities with which we have joint development efforts.

Major Strategic Alliances

We intend to rapidly commercialize our array technology for gene expression profiling through our own sales and marketing efforts. In addition, we have executed agreements with several strategic partners, such as Furuno Electric Co., Ltd., Toppan Printing Co., Ltd. and Roche Diagnostics GmbH to jointly develop our technology. For example, Furuno is contributing engineering and manufacturing expertise to jointly develop and manufacture a second version of our desktop DNA array synthesizer. We believe that the combination of our core array technology with Furuno’s expertise in manufacturing complex electronic devices will enable us to capture a significant portion of the gene expression profiling and molecular diagnostics markets.

We have been awarded several U.S. government grants and contracts to develop our electrochemical detection system for the detection of biological and chemical threat agents. Though these programs initially focused on product development for military and homeland security applications, we believe that the core technology being developed will be applicable to products in the life sciences and human healthcare markets as well.

In addition to these relationships, we have entered into additional relationships and plans on establishing other relationships for multiple applications of our technology.

Expanding Technologies Into Multiple Product Lines

We intend to utilize the flexibility of our semiconductor based array technologies to develop multiple product lines. In addition to providing new sources of revenue, we believe these product lines will further our goal of establishing our array technology as the industry standard for array-based analysis.

Strengthening Technological Leadership

We plan to continue advancing our proprietary technologies through our internal research efforts, collaborations with industry leaders and strategic licensing. We may also pursue acquisitions of complementary technologies and leverage our technologies into other value-added businesses.

Protecting and Strengthening Intellectual Property

Through our five patents issued in the United States and three corresponding patents granted in Europe, Australia and Taiwan, our 87 patent applications pending in the United States, Europe and elsewhere and our trade secrets, we believe we have suitable intellectual property protection for our proprietary technologies in those markets where we operate and where a market for our products and services exists. We plan to build our intellectual property portfolio through internal research efforts, collaborations with industry leaders, strategic licensing and possible acquisitions of complementary technologies. We also plan to pursue patent protection for downstream products created using our proprietary products.

REGULATORY MATTERS

We sell array products to the pharmaceutical, biotechnology and academic communities for research applications as well as non-life sciences customers. In addition, our drug development efforts are early stage. Therefore, our initial products do not require approval from, and are not regulated by, the FDA as a manufacturer nor are they subject to the FDA’s current good manufacturing practice, or cGMP, regulations. Additionally, our initial products are not subject to certain reagent regulations promulgated by the FDA. However, the manufacturing, marketing and sale of certain products and services for most clinical or diagnostic applications will be subject to extensive government regulation as medical devices in the United States by the FDA and in other countries by corresponding foreign regulatory authorities.

SUBSIDIARIES

During the second quarter of 2005, we formed a wholly owned subsidiary, CombiMatrix Molecular Diagnostics, Inc. (also referred to as "CMDX"), in order to exploit our array technologies in the field of molecular diagnostics. As of December 31, 2005 and September 30, 2006, CMDX had 15 and 18 employees, respectively, located in Irvine, California.

Prior to July 11, 2003, CombiMatrix K.K., our majority-owned subsidiary, was operating under a joint venture agreement with Marubeni Japan, or Marubeni, one of Japan’s leading trading companies. The primary purpose of the joint venture was to focus on development and licensing opportunities for our array technology with academic, pharmaceutical and biotechnology organizations in the Japanese market. Marubeni held a 10% minority interests in the joint venture. On July 11, 2003, Acacia Research Corporation purchased the outstanding minority interests in CombiMatrix K.K. from Marubeni. Acacia Research Corporation issued 200,000 shares of its AR-CombiMatrix stock to Marubeni in exchange for Marubeni’s 10% minority interests in CombiMatrix K.K. This increase in ownership interest was attributed to the CombiMatrix group. On January 26, 2006, we sold a majority of our interest in CombiMatrix K.K. to InBio, an Australian distributor of CustomArray products. As a result of this transaction, we retained a 33% minority ownership position in CombiMatrix K.K..

Refer to "Management’s Discussion and Analysis of Financial Condition and Results of Operations" for a description of impairment charges incurred in 2005 related to CombiMatrix K.K. and Advanced Material Sciences.

Marketing and Distribution

During 2004, we launched our CustomArray™ products and are currently selling these products directly and through distributors to customers in the United States, Europe and Asia. Since that time we have executed several non-exclusive distribution agreements with partners such as VWR International to market and sell our products worldwide. Beginning in 2006, we executed several manufacturing and distribution agreements to expand our worldwide product reach. These agreements allow for exclusive distribution of various CustomArray products in specific territories and for distribution of locally synthesized CustomArray-brand microarrays, where the manufacturer purchases and uses CustomArray synthesizers and supplies from us for use in their manufacturing process. Current manufacturer and distributors include BioInsight Pty. Ltd., Prisma Biotech Corp., Macrogen, Inc., and BioTeltec. Where appropriate, we will continue to market and sell our products directly or through distribution arrangements and/or through other strategic alliances. We have also executed our CombiCore™ distribution program, which provide for microarray service centers such as academic research laboratories to become authorized providers of CustomArray products and services within their research and development networks.

In July 2001, we entered into non-exclusive worldwide license, supply, research and development agreements with Roche. These agreements were amended in September 2002, primarily to grant Roche manufacturing rights with respect to the products under development in return for additional cash consideration under the agreements. The agreements are non-exclusive with respect to our core technology, meaning that we remain free to license our core technology to third parties for applications in the genomics, proteomics and other fields. The agreements contain exclusivity or co-exclusivity provisions only with respect to the specific products being co-developed for, and partially funded by, Roche pursuant to the agreements. Since July 2001, we have received approximately $26.6 million in cash payments from Roche from July 2001 through December 31, 2003. The agreements contain provisions that would allow Roche to terminate the agreements. Although Roche has not done so, in March 2004, the agreements were modified to indicate that we had completed all phases of our research and development commitments to Roche, and we have not received any additional payments from Roche since December 31, 2003.

MANUFACTURING

We have developed automated, computer-directed manufacturing processes for the synthesis of sequences of DNA, RNA, peptides or small molecules on our arrays. Certain portions of our manufacturing, such as semiconductor fabrication and processing are outsourced to subcontractors, while we conduct the steps involving synthesis of biological materials and quality control of our products.

Substantially all of the components and raw materials used in the manufacture of our products, including semiconductors and reagents, are currently provided from a limited number of sources or in some cases from a single source. Although we believe that alternative sources for those components and raw materials are available, any supply interruption in a sole-sourced component or raw material might result in up to a several-month production delay and materially harm our ability to manufacture products until a new source of supply, if any, could be located and qualified. In addition, an uncorrected impurity or supplier’s variation in a raw material, either unknown to us or incompatible with our manufacturing process, could have a material adverse effect on our ability to manufacture products. We may be unable to find a sufficient alternative supply channel in a reasonable time period, or on commercially reasonable terms, if at all. We utilize non-standard semiconductor manufacturing processes to fabricate the electrode array that is a key aspect of the array structure. Although we have a supply agreement in place with the semiconductor wafer manufacturer to ensure availability of the raw materials, it does not guarantee a permanent supply. These non-standard processes are not widely available, and it may be difficult or expensive to obtain sufficient quantities of semiconductor wafers if the current manufacturer changes or discontinues our manufacturing production capability.

PATENTS AND LICENSES

We continue to build our intellectual property portfolio to protect our product in those markets where we operate and where a market for our products and services exists. In the United States, we have been issued five United States patents. Three of the United States patents (U.S. Patent No. 6,093,302 expiration date January 5, 2018; U.S. Patent No. 6,280,595 expiration date January 5, 2018 and U.S. Patent No. 6,444,111 expire on January 5, 2018) and protect our core technology relating to methods for electrochemical synthesis of arrays. The fourth United States Patent (U.S. Patent No. 6,456,942 expiration date January 25, 2020) describes and claims a network infrastructure for a customized array synthesis and analysis. The fifth United States Patent (U.S. Patent No. 7,075,187, expiring on November 9, 2021) describes and claims a coating material that covers electrodes and is used as a support material for electrochemical synthesis on arrays. Corresponding core patents describing and claiming methods for electrochemical synthesis of arrays have been issued to us in Europe (entire EU), Australia and Taiwan and are pending in the remaining major industrialized markets. In total, we have 87 patent applications pending in the Unites States, Europe and elsewhere.

We seek to protect our corporate identity with trademarks and service marks. In addition, our trademark strategy includes protecting the identity and goodwill associated with our biological and chemical array processor products. We purchase chemical reagents from suppliers who are licensed under appropriate patent rights. It is our policy to obtain licenses from patent holders, or as a purchaser from licensed suppliers, if needed, to practice our chemical processes.

Our success will depend, in part, upon our ability to obtain patents and maintain adequate protection of our intellectual property in the United States and other countries. If we do not protect our intellectual property adequately, competitors may be able to use our technologies and thereby erode any competitive advantage that we may have. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights abroad. These problems can be caused by the absence of laws, rules and/or methods for defending intellectual property rights. In addition, the laws of foreign jurisdictions, such as the European Union, provide an opportunity for parties to oppose the granting of patents when such claims may be construed as too broad or significantly beyond the scope of the initial teaching or disclosure in a patent filed. Moreover, the laws of the United States provide an opportunity for parties to file for reexamination of issued U.S. Patents based upon prior art patents and publications. Reexamination can result in narrower claims and invalidation of claims. We have been active in Europe challenging the rights of competitors who have patent claims extending well beyond the scope of any teachings provided. There is no assurance that we will continue to be successful in such oppositions.

The patent positions of companies developing tools and drugs for the biotechnology and pharmaceutical industries, including our patent position, generally are uncertain and involve complex legal and factual questions. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. Our existing patent and any future patents we obtain may not be sufficiently broad to prevent others from practicing our specific technologies or from developing competing products. There also is risk that others may independently develop similar or alternative technologies or design around our patented technologies. In addition, others may challenge or invalidate our patents, or our patents may fail to provide us with any competitive advantage. Enforcing our intellectual property rights may be difficult, costly and time consuming, and ultimately may not be successful.

We also rely upon trade secret protection for our confidential and proprietary information. We seek to protect our proprietary information by entering into confidentiality and invention disclosure and transfer agreements with employees, collaborators and consultants. These measures, however, may not provide adequate protection for our trade secrets or other proprietary information. Employees, collaborators or consultants may still disclose our proprietary information, and we may not be able to meaningfully protect our trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets. Also, former employees may also knowingly violate such agreements, forcing us to enforce our intellectual property rights.

We cannot assure you that any of our patent applications will result in the issuance of any additional patents, that our patent applications will have priority of invention or filing date over similar rights of others, or that, if issued, any of our patents will offer protection against our competitors. Additionally, we cannot assure you that any patent issued to us will not be challenged, invalidated or circumvented in the future or that the intellectual property rights we have created will provide a competitive advantage. Litigation may be necessary to enforce our intellectual property rights or to determine the enforceability, scope of protection or validity of the intellectual property rights of others.

COMPETITION

We expect to encounter competition for business opportunities from other entities having similar business objectives. Many of these potential competitors possess greater financial, technical, human and other resources than we do. We anticipate that we will face increased competition in the future as new companies enter the market and advanced technologies become available. In the life sciences industry, many competitors have more experience in research and development than we do. Technological advances or entirely different approaches developed by one or more of our competitors could render our processes obsolete or uneconomical. The existing approaches of competitors or new approaches or technology developed by competitors may be more effective than those developed by us.

We are aware of other companies or companies with divisions that have, or are developing, technologies for the SNP genotyping, gene expression profiling and diagnostic markets. We believe that our primary competitors will be Affymetrix, Inc., Agilent Technologies, Inc., Applera Corporation, Ciphergen Biosystems, Inc., Gene Logic Inc., Genomic Health, Inc., Illumina, Inc., Nanogen, Inc., Roche Diagnostics GmbH and Sequenom, Inc. However, our market is rapidly changing, and we expect to face additional competition from new market entrants, new product developments and consolidation of our existing competitors. Many of our competitors have existing strategic relationships with major pharmaceutical and biotechnology companies, greater commercial experience and substantially greater financial and personnel resources than we do. We expect new competitors to emerge and the intensity of competition to increase in the future.

RESEARCH, DEVELOPMENT AND ENGINEERING

Our research and development expenses were $8.6 million, $5.4 million and $5.8 million during 2003, 2004 and 2005, respectively. Of these amounts, research and development related non cash stock compensation charges were $466,000, $91,000 and $0 during 2003, 2004 and 2005, respectively. We intend to invest in our proprietary technologies through internal development and, to the extent available, licensing of third-party technologies to increase and improve other characteristics of our products. We also plan to continue to invest in improving the cost-effectiveness of our products through further automation and improved information technologies. Our future research and development efforts may involve research conducted by us, collaborations with other researchers and the acquisition of chemistries and other technologies developed by universities and other academic institutions.

We are developing a variety of life sciences and non-life sciences products and services. Potential customers for these products operate in industries characterized by rapid technological development. We believe that our future success will depend in large part on our ability to continue to enhance our existing products and services and to develop other products and services, which complement existing ones. In order to respond to rapidly changing competitive and technological conditions, we expect to continue to incur significant research and development expenses during the initial development phase of new products and services, as well as on an ongoing basis.

GOVERNMENT Grants and Contracts

Government grants and contracts have allowed us to fund certain internal scientific programs and exploratory research. We retain ownership of all intellectual property and commercial rights generated during these projects. The United States government, however, retains a non-exclusive, non-transferable, paid-up license to practice the inventions made with federal funds pursuant to applicable statutes and regulations. We do not believe that the retained license will have any impact on our ability to market our products. We do not need government approval to enter into collaborations or other relationships with third parties.

We have been awarded several grants from the federal government in connection with our biological and chemical array processor technology since our inception. In March of 2004, we were awarded a two-year, $5.9 million contract with the Department of Defense (DoD) to further the development of our array technology for the electrochemical detection of biological and chemical threat agents. Under the terms of the contract, we will be reimbursed on a periodic basis for actual costs incurred to perform our obligations, plus a fixed fee, of up to $5.9 million. This project was completed during 2005. In February of 2006, we were awarded a one-year, $2.1 million contract with the Department of Defense to further the development of our array technology for the electrochemical detection of biological and chemical threat agents developed under the previous contracts and grants. In August of 2006, we executed a two-year, $1.9 million contract with the DoD, focusing on the integration of our electrochemical detection technology currently under development with our microfluidics "lab-on-a-chip" technology to be used for military and homeland security applications.

We will continue to pursue grants and contracts that complement our research and development efforts.

RECENT ACTIVITIES

Our significant milestones during 2005 and 2006 include the following:

Genetic Analysis Products and Services

•  In January 2005, we entered into a distribution agreement with InBio to distribute our CustomArray products for the Australian and New Zealand marketplaces. InBio’s sales and marketing organization will market, sell, and service the CustomArray products in these regions.

•  In August 2005, we announced the launch of our first CustomArray DNA Synthesizer, enabling researchers to build arrays in their own facilities. The platform consists of the DNA CustomArray Synthesizer instrument and freely programmable arrays or CustomArrays. Initially, the instrument has been designed to fabricate the CustomArray 12K (12,000 unique sites) array.

•  In September 2005, we expanded our product line to include the CustomArray 4X2K™. This product contains four independent 2000-feature arrays on a single CustomArray. As with all CustomArray products, the 4X2K offers complete array customization, user control of probe design, and the ability to modify array design at any time. It delivers high sensitivity, throughput, and ease of use for gene discovery, pathway research, and molecular characterization of disease.

•  In September 2005, we entered into a global distribution agreement with VWR International, Inc., or VWR, to distribute CustomArrays™ and CatalogArrays for us. VWR’s sales and marketing organization presently serves over 250,000 customers with worldwide sales of $3.0 billion annually.

•  In February 2006, we launched our next generation surveillance technology on our 4X2K format for all strains of Influenza A as well as the influenza H5N1 bird flu strain.

•  In March 2006, we launched the ElectraSense™ Influenza Typing System based on our propriety electrochemical detection technology and its Influenza A Typing Microarray. We are prepared to make this system available to domestic and international government agencies that are engaged in monitoring influenza and planning for a potential pandemic. Using this system, government agencies can verify, before disseminating potentially alarming information to the public, whether samples contain a highly pathogenic substrain of H5N1 or one of the several non-lethal substrains of H5N1. The system is designed for research use, surveillance and monitoring applications, use for animal studies, and other applications not requiring FDA registration, though we will seek FDA approval for this product.

•  In May 2006, we launched the next-generation CustomArray and CustomArray Synthesizer, providing researchers with the ability to fabricate the new CustomArray 90K. This high-density, customizable, re-usable microarray has over 94,000 unique DNA probes. The CustomArray 90K enables us to completely serve the entire research market with whole-genome gene expression, SNP genotyping, comparative genomic hybridization (CGH), tiling, ChIP-on-chip, and resequencing. Also in May 2006, we began offering its Human 90K™ CatalogArray™. Powered by our proprietary CustomArray Platform, the new Human 90K CatalogArray can interrogate 39,882 RNA transcripts, offering researchers the most up-to-date human array.

•  In July 2006, we, working in partnership with Furuno Electric Co., Ltd. of Japan, announced the launch of our new QuadroCAS™ CustomArray™ Synthesizer. Jointly designed and developed by our two companies, this new instrument integrates our proprietary electrochemical in situ oligonucleotide synthesis technology into a compact, stand-alone design. Manufactured by Furuno at their instrument production facility in Japan, the QuadroCAS Synthesizer combines convenient and reliable reagent handling hardware with state of the art Furuno instrument control and signal processing electronics to deliver a full-featured, small footprint instrument for CustomArray production applications. Designed and tested to meet appropriate safety certification standards, the QuadroCAS Synthesizer will bear the CE ("European Conformity") and TUV markings (i.e., tested by TUV to meet the minimum requirements of prescribed product safety standards) and is suitable for worldwide distribution. Using this instrument, researchers around the world will be able to rapidly produce custom DNA microarrays to their exact specifications with complete control over the content.

Homeland Security and Defense Applications

•  In September 2005, we received a one-year, $338,000 contract from the U.S. Air Force for the development and production of arrays to detect pathogens that cause upper respiratory infections and pathogens that infect wounds. This contract is the result of a collaborative effort with the Air Force Institute of Occupational Health, or AFIOH, that lead to the development of a rapid assay and array that identifies, among other things, all forms (serotypes) of influenza A, SARS and bird flu, including the H5N1 strain. The first array to be developed under the new contract will identify a number of upper respiratory infections that can cause potentially life threatening diseases (such as viral and bacterial pneumonia) or lead to pandemic infections (such as bird flu and SARS).

•  In February 2006, we executed a one-year, $2.1 million contract with the U.S. Department of Defense to further the development of our array technology for the electrochemical detection of biological and chemical threat agents. Under the terms of this contract, we will perform research and development activities as described under the contract and will be reimbursed on a periodic basis for actual costs incurred to perform our obligations, plus a fixed fee, of up to $2.1 million. The objective of the contract is to develop a self-contained, fully integrated, automatic, and disposable device for detection of a wide variety of microorganisms within one hour.

•  In August 2006, we executed a two-year, $1.9 million contract with the U.S. Department of Defense, focusing on the integration of our electrochemical detection technology currently under development with our microfluidics "lab-on-a-chip" technology to be used for military and homeland security applications. Under the terms of this contract, we will perform research and development activities, as described under the contract, and will be reimbursed on a periodic basis for actual costs incurred to perform these obligations, plus a fixed fee, of up to $1.9 million.

Drug Discovery and Diagnostics

•  During the second quarter of 2005, we formed a wholly owned subsidiary, CombiMatrix Molecular Diagnostics, Inc., (or CMDX) for the purpose of exploiting the opportunities in the molecular diagnostics market for our array technology. CMDX is a California corporation located in Irvine whose management team includes several former executives of U.S. Labs and other laboratory diagnostic companies. CMDX currently leases approximately 3,500 square feet of lab space in Irvine, California and is in the process of applying for our Clinical Laboratory Improvement Amendment, or CLIA, certification necessary to perform laboratory operations for customers.

•  In October 2005, we launched a new comprehensive influenza DNA array as well as services for the typing of influenza strains. Our Influenza Microarray is now a member of the CatalogArray™ product line and can detect and accurately type flu strains using a protocol that requires less than four hours start to finish. This new array can identify H5N1 bird flu as well as all other strains of Influenza A. It can also provide information on mutations and novel strains of flu not yet seen. It is designed to work on samples from humans as well as from birds, pigs, horses, dogs, and various other animals. CMDX began offering testing services using this array in December 2005.

•  In March 2006, CMDX received certification to operate as a clinical laboratory in accordance with the federal government’s Clinical Laboratory Improvement Act ("CLIA"), a regulatory program that monitors the quality of laboratory testing. According to CLIA, any laboratory in the U.S. that conducts testing on human specimens for purposes other than research must be certified.

•  In July 2006, we announced that we had received a letter from the Office of In Vitro Diagnostic Device Evaluation and Safety (OIVD) of the US Food and Drug Administration (FDA). The letter invited the company to meet with the OIVD to discuss CMDX’s plans to market its Constitutional Genetic Array Test (CGAT). The company met with OIVD on September 14, 2006. On October 16, 2006 we received a letter from OIVD indicating that the CGAT test need not be regulated as an In Vitro Diagnostic Multivariate Index Assay under its recently published guidelines.

•  In September 2006, we announced that CMDX had commercially launched its first molecular diagnostic service. Physicians are now able to prescribe this test for their patients. This first offering utilizes CMDX’s Constitutional Genetic Array Test, which can genetically identify over 50 common genetic disorders in one test. This array is already being sold in Europe, and is now being offered as a service in the US, after internal clinical validation.

Nanotechnology

•  In August 2005, we entered into a collaboration with the Biodesign Institute at Arizona State University, or the Institute, toward the development of a peptide array synthesizer utilizing our proprietary virtual-flask technology. Under the terms of the agreement, the Biodesign Institute’s Center for BioOptical Nanotechnology purchased our equipment and will be funding development of the synthesizer. We are granting technology rights and contributing expertise related to our technology, and we will share revenue from commercialization of peptide array synthesizers, peptide array products, and intellectual property that are developed with the Institute.

•  In March 2006, we were granted a key patent in Europe (EP1185363B1), titled "Self-Assembling Arrays" by the European Patent Office. This European Patent was registered throughout the European Union in Germany, France, Spain, Great Britain, and Italy, and the opposition period has passed. A corresponding U.S. patent is pending in the U.S. Patent and Trademark Office and is moving through the process. The European patent claims both self-assembled arrays and a method for making self-assembled arrays on electrode arrays with self-assembled antibodies. This microarray configuration is especially useful for arraying proteins specifically antibodies. The technology enables products such as multiplexed immunoassays, monitoring of biowarfare and terrorist agents, and general protein analysis tools.

Additions to our Scientific Advisory Board and Other

•  In August 2005, we announced that R. Scott Greer joined CombiMatrix Corporation as an advisor. Mr. Greer is managing director of Numenor Ventures, LLC, a firm he formed to invest in and provide strategic advisory services to innovative life sciences companies. He is a founder and remains chairman of Abgenix, Inc., a public biopharmaceutical company. Mr. Greer served as Chief Executive Officer of Abgenix from June 1996 to April 2002. He is also a director of publicly traded Sirna Therapeutics, Inc. and chairman of Acologix, a private company. Previously, Mr. Greer was a director of Ilumina, Inc. and CV Therapeutics, Inc., both publicly traded companies.

•  In August 2005, we announced that Dr. Eric Whitman joined CMDX as a member of our scientific advisory board and as a consultant in the area of melanoma diagnosis. Dr Whitman, F.A.C.S., is the Administrative Director of Surgical Services and the Director of the Melanoma Center at Mountainside Hospital, in Montclair, New Jersey.

•  In November 2005, we announced that Dr. Scott W. Binder, M.D. joined CMDX as a member of our Scientific Advisory Board. Dr. Binder is a Professor of Clinical Pathology and Dermatology, Chief of Dermatopathology, and Director of Pathology Outreach Services at the David Geffen School of Medicine at UCLA.

•  Also in November 2005, we announced that Dr. Jonathan W. Said, M.D. joined CMDX, as a member of our Scientific Advisory Board. Dr. Said is a board certified Anatomic Pathologist who is currently Chief, Division of Anatomic Pathology, Department of Pathology and Laboratory Medicine and Chief, Surgical Pathology at UCLA Medical Center for the Health Sciences. He is also Professor of Pathology and Urology at UCLA School of Medicine.

•  In May 2006, CMDX named renowned genomics expert Stephen W. Scherer, Ph.D. to its scientific advisory board. Dr. Scherer is a Senior Scientist in Genetics and Genomic Biology at The Hospital for Sick Children and Associate Professor of Medicine at the University of Toronto.

•  In July 2006, we announced that John H. Abeles, M.D. had joined the Scientific Advisory Board of CombiMatrix Corporation. Dr. Abeles practiced medicine in London, before joining the Pharmaceutical Industry as a Senior Medical Executive, with Pfizer, Inc., Sterling Drug, and Revlon Health Care. From 1975 until 1980, he was a healthcare analyst with Kidder Peabody and later formed MedVest Inc., a healthcare consulting firm. Since 1992, Dr. Abeles has been a Founder and investor in several investment funds for both venture capital and public equities, whose investments were centered around healthcare and medical equipment companies. He also presently serves as a Managing Member of a New York based investment fund focused on healthcare investments.

EMPLOYEES

As of October 31, 2006, we had 76 full-time employees, 17 of whom hold a Ph.D. or an M.D. degree and 49 of whom are engaged in full-time research and development activities. We have no part-time employees. We are not a party to any collective bargaining agreement. We consider our employee relations to be good.

ENVIRONMENTAL MATTERS

Our operations involve the use, transportation, storage and disposal of hazardous substances, and as a result, we are subject to environmental and health and safety laws and regulations. The cost of complying with these and any future environmental regulations could be substantial. In addition, if we fail to comply with environmental laws and regulations, or releases any hazardous substance into the environment, we could be exposed to substantial liability in the form of fines, penalties, remediation costs and other damages, or could suffer a curtailment or shut down of our operations.

DESCRIPTION OF PROPERTY

We lease office and laboratory space totaling approximately 90,111 square feet located north of Seattle, Washington, under a lease agreement that expires in December 2008, and approximately 3,500 square feet in Irvine, California under a lease agreement that expires in August 2007. Presently, we are not seeking any additional facilities.

LEGAL PROCEEDINGS

On or about December 6, 2006, Mr. Jeffrey Oster filed a complaint against Combimatrix Corporation, Acacia Research Corporation, Amit Kumar and Brooke Anderson before the U.S. Department of Labor, alleging discriminatory employment practices in violation of Section 806 of the Corporate and Criminal Fraud Accountability Act of 2002, Title VIII of the Sarbanes-Oxley Act of 2002. Mr. Oster alleges that he made complaints to his superiors regarding two separate circumstances in which he felt that Acacia Research Corporation and CombiMatrix Corporation violated federal securities laws. He alleges that within two or three weeks following his complaints that CombiMatrix Corporation installed tracking software on its computer used by Mr. Oster for the purpose of finding cause to terminate him. He also claims his responsibilities were gradually stripped away until he was terminated. He alleges these actions were done in retaliation against his complaints of violations of federal securities laws. Mr. Oster is seeking the following remedies: (a) back pay, (b) front pay or severance pay and benefits in lieu of reinstatement, (c) prejudgment interest, (d) attorneys fees, (e) additional monetary damages to compensate him for adverse tax consequences, and (e) additional relief that may be determined appropriate or just. No specific amount of damages is being sought. The complaint is under review by the Department of Labor. We intend to vigorously defend against this action.

Management does not believe the allegations made by Mr. Oster in the complaint have any merit, nor does management believe the resolution of this matter will have any material affect upon the financial statements or other information included in this prospectus. This complaint was filed following a letter to the Board of Directors of Acacia Research Corporation containing the same allegations. Following an internal investigation in conjunction with Acacia’s outside counsel, neither Acacia’s Audit Committee nor outside counsel was able to verify any of the allegations made by the former employee. Nonetheless, in an abundance of caution, the Audit Committee engaged an independent counsel to conduct an investigation of the allegations. The independent counsel found no merit to the allegations.

RELATIONSHIP OF ACACIA RESEARCH CORPORATION AND OUR COMPANY
AFTER THE SPLIT OFF

Following the split off, we will no longer be an affiliate of Acacia. Management of Acacia, including our senior officers and directors, will no longer be affiliates of our company. As a result, 90 days following the redemption date, management of Acacia will no longer be subject to restrictions on trading our common stock pursuant to Section 16 of the Exchange Act or pursuant to Rule 144 under the Securities Act.

We are entering into a Distribution Agreement and a Tax Allocation Agreement with Acacia Research Corporation, effective on the date of redemption. Pursuant to the Distribution Agreement, the assets and liabilities of the CombiMatrix group and Acacia Technologies group will be legally transferred to our company and Acacia, as described below, to the extent not already owned by them. All assets and liabilities held by Acacia but attributable to the CombiMatrix group will be assigned to and assumed by CombiMatrix Corporation. All assets and liabilities of CombiMatrix attributable to the Acacia Technologies group will be assigned to and assumed by Acacia. The net value of the assets and liabilities to be assigned and assumed pursuant to the Distribution Agreement will not have a material effect on our financial statements. In addition, all stock of Advanced Material Sciences, Inc. held by Acacia as well as Acacia’s minority ownership interest in CombiMatrix K.K. will be contributed to CombiMatrix Corporation. Following such contribution, we will own approximately 100% and 33% of Advanced Materials Sciences, Inc. and CombiMatrix K.K. respectively.

Pursuant to the Tax Allocation Agreement, we will be responsible for any tax liabilities attributable to the CombiMatrix group prior to the split off, even if legally owed by Acacia Research Corporation. Likewise, Acacia Research Corporation will be responsible for any tax liabilities attributable to the Acacia Technologies group prior to the split off, even if legally owed by CombiMatrix Corporation or its subsidiaries.

The Tax Allocation Agreement also provides for the allocation of responsibility of any tax consequences resulting from the split off. These liabilities may arise based on the conduct of the parties prior to the split off or following the split off. We believe the transaction will qualify as a tax-free reorganization, so we do not expect any tax liability for the split off as a result of the conduct of either party prior to the split off. We will indemnify Acacia for any tax liability for the split off resulting from our actions after the split off. Likewise, Acacia will indemnify us for any tax liabilities for the split off resulting from Acacia’s similar actions after the split off.

We have agreed not to take any action that would cause the split off not to qualify under Section 355 of the Code. For example, we have agreed not to take certain actions for two years following the split off, unless we obtain an IRS ruling or an opinion of counsel to the effect that these actions will not affect the tax-free nature of the split off. These actions include certain issuances of our stock, a liquidation or merger of our company, and dispositions of assets outside the ordinary course of our business. If any of these transactions were to occur, the split off could be deemed to be a taxable distribution to Acacia. This would subject Acacia to a significant tax liability. We have agreed to indemnify Acacia and its affiliates to the extent that any action we take or fail to take gives rise to a tax incurred by Acacia or any of its affiliates with respect to the split off. In addition, we have agreed to indemnify Acacia for any tax resulting from an acquisition by one or more persons of a 50% or greater interest in our company.

SELECTED FINANCIAL DATA

The consolidated selected balance sheet data as of September 30, 2006 and the consolidated selected statement of operations data for the nine months ended September 30, 2005 and 2006 set forth below have been derived from our unaudited consolidated financial statements included elsewhere herein, and should be read in conjunction with those financial statements (including the notes thereto). The consolidated selected balance sheet data as of December 31, 2004 and 2005 and the consolidated selected statement of operations data for the years ended December 31, 2003, 2004 and 2005 set forth below have been derived from our audited consolidated financial statements included elsewhere herein, and should be read in conjunction with those financial statements (including the notes thereto). The consolidated selected balance sheet data as of December 31, 2002 and 2003 have been derived from audited consolidated financial statements not included herein, but which were previously filed with the SEC. The consolidated selected balance sheet data as of December 31, 2001 and the consolidated selected statement of operations data for the year ended December 31, 2001, and for the period ended January 1, 2002 through December 12, 2002 are unaudited and represent the predecessor basis of the company’s selected financial data prior to its merger with Acacia on December 13, 2002, discussed further below. The unaudited consolidated selected statement of operations data for the period ended December 13, 2002 through December 31, 2002 has been derived from audited consolidated financial statements not included herein, but which were previously filed with the SEC.

	Year Ended December 31,	For the Period Ended January 1, 2002 through December 12,	For the Period Ended December 13, 2002 through December 31,	For the Years Ended December 31,			For the Nine Months Ended September 30,
	2001	2002	2002	2003	2004	2005	2005	2006
	(predecessor basis) (unaudited)		(unaudited)				(unaudited)
Consolidated Statement of Operations Data:
Revenues:
Collaborative agreements	$-	$-	$-	$-	$17,302	$2,266	$-	$-
Government contract	456	378	-	-	1,993	3,849	2,985	1,563
Service contracts	-	155	-	49	116	153	108	268
Products	-	306	-	407	230	1,765	1,296	3,050
Total revenues	456	839	-	456	19,641	8,033	4,389	4,881
Operating expenses:
Cost of government contract revenues	438	359	-	-	1,874	3,683	2,820	1,476
Cost of product sales	-	263	-	99	173	820	635	973
Research and development	18,400	18,858	838	8,564	5,385	5,783	4,082	7,380
In-process research and development	-	-	17,237	-	-	-
Marketing, general and administrative	27,719	13,066	1,793	9,820	9,902	9,827	7,345	9,691
Patent amortization and royalties	-		399	1,178	1,234	1,312	951	1,075
Legal settlement charges (credits)	-	18,471	-	144	812	(406)	(406)	-
Equity in loss of investee	54	15	-	-	17	352	202	786
Goodwill impairment	-	-	-	-	-	565	-	-
Total operating expenses	46,611	51,032	20,267	19,805	19,397	21,936	15,629	21,381
Operating income (loss)	(46,155)	(50,193)	(20,267)	(19,349)	244	(13,903)	(11,240)	(16,500)
Other income:
Interest income	1,976	573	16	214	330	523	328	429
Interest expense	(65)	(190)	(7)	-	-	-	-	-
Loss on sale of interest in subsidiary	-	-	-	-	-	-	-	(84)
Warrant credits	-	-	-	-	-	812	163	663
Total other income	1,911	383	9	214	330	1,335	491	1,008
Income (loss) from operations before
income taxes and minority interests	(44,244)	(49,810)	(20,258)	(19,135)	574	(12,568)	(10,749)	(15,492)
Benefit for income taxes			147	136	136	167	133	34
Income (loss) from operations before
minority interests	(44,244)	(49,810)	(20,111)	(18,999)	710	(12,401)	(10,616)	(15,458)
Minority interests	16	75	23,627	30	-	-	-	-
Net income (loss)	$(44,228)	$(49,735)	$3,516	$(18,969)	$710	$(12,401)	$(10,616)	$(15,458)

Unaudited pro forma net income (loss)
per share: basic and diluted						$(0.24)		$(0.30)

Unaudited pro forma weighted average
common shares outstanding: basic and diluted						52,365,810		52,365,810

	December 31,	December 31,				September 30,	Pro Forma September 30,
	2001	2002	2003	2004	2005	2006	2006(2)
	(predecessor basis) (unaudited)					(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$28,055	$14,896	$17,299	$23,712	$20,265	$8,755
Working capital (deficit)	20,060	4,332	(2,000)	22,135	19,185	7,324
Total assets	35,436	49,973	50,161	55,388	52,593	39,424
Total liabilities	11,575	13,972	24,424	8,560	7,495	5,204	$4,485
Allocated net worth	23,719	35,317	25,737	46,828	45,098	34,220	34,939
__________________________

(1) Pro forma basic and diluted net loss per share has been computed by dividing net loss for the period by the number of AR-CombiMatrix shares assumed to be outstanding and converted into common stock of CombiMatrix Corporation as of the redemption date.

(2) Pro forma balance sheet data reflects the reclassification of common stock warrants that have historically been classified as long term liabilities due to Acacia’s redeemable equity structure, but which will be classified as permanent equity in CombiMatrix Corporation’s consolidated balance sheets after the Redemption Date.

FACTORS AFFECTING COMPARABILITY:

•  The selected financial data above labeled as "predecessor basis" reflects the operations, assets and liabilities of CombiMatrix Corporation prior to the merger with Acacia on December 13, 2002. As a result of the merger, certain assets and related charges were pushed down to CombiMatrix Corporation that had previously been reflected only on Acacia’s historical financial statements form previous step acquisitions of CombiMatrix Corporation’s common stock. In addition, a one-time charge for in-process research and development of $17.2 million was recognized by Acacia in purchasing the remaining interest in CombiMatrix Corporation not previously owned by Acacia, based upon the fair value of CombiMatrix Corporation’s in-process research and development at the time of the merger with Acacia.

•  During the year ended December 31, 2000, we recorded deferred non-cash stock compensation charges aggregating approximately $53.8 million in connection with the granting of stock options. Deferred non-cash stock compensation charges are being amortized over the respective option grant vesting periods, which range from one to four years. Deferred non-cash stock compensation charges were fully amortized as of December 31, 2004.

•  On September 30, 2002, CombiMatrix Corporation and Dr. Donald Montgomery, an officer and stockholder of CombiMatrix Corporation, entered into a settlement agreement with Nanogen to settle all pending litigation between the parties. In addition to other terms of the settlement agreement as described elsewhere herein, we agreed to pay Nanogen $1.0 million and issued 4,016,346 shares, or 17.5% of our outstanding shares post issuance, to Nanogen. The $1.0 million in payments have been expensed in the consolidated statement of operations for the year ended December 31, 2002 under "legal settlement charges." The issuance of our common shares in settlement of the litigation with Nanogen has been accounted for as a nonmonetary transaction. Accordingly, included in "legal settlement charges" in the consolidated statements of operations for the year ended December 31, 2002 is a charge in the amount of $17.5 million based on the fair value of the CombiMatrix Corporation common shares issued to Nanogen.

•  In March 2004, we completed all phases of our research and development agreement with Roche Diagnostics, GmbH ("Roche"). As a result of completing all of our obligations under this agreement and in accordance with our revenue recognition policies for multiple-element arrangements, we recognized all previously deferred Roche related contract revenues totaling $17.3 million.

•  In December 2005, we completed all phases of our collaboration agreement with Toppan Printing, Ltd. resulting in the recognition of previously deferred collaboration related revenues totaling $2.3 million. Also in December 2005, we recorded a goodwill impairment charge related to investment in CombiMatrix K.K. and Advanced Material Sciences totaling $565,000.

•  Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which sets forth the accounting requirements for "share-based" compensation payments to employees and non-employee directors and requires all share based-payments to be recognized as expense in the statement of operations. The compensation cost for all stock-based awards is measured at the grant date, based on the fair value of the award (determined using a Black-Scholes option pricing model), and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity award). Prior to January 1, 2006, we accounted for stock-based awards under Accounting Principles Bulletin No. 25, “Accounting for Stock Issued to Employees”, and related pronouncements. As a result, only the statement of operations for the nine-months ended September 30, 2006, includes stock-based compensation expense recognized by us under SFAS No 123R.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements included elsewhere in this registration statement. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors including those set forth under the heading "Risk Factors" in this prospectus.

GENERAL

We are seeking to become a broadly diversified biotechnology company, through the development of proprietary technologies and products in the areas of drug development, genetic analysis, nanotechnology research, defense and homeland security markets, as well as other potential markets where our products could be utilized. Among these technologies is a platform technology to rapidly produce customizable arrays. Customizable arrays are semiconductor-based tools for use in identifying and determining the roles of genes, gene mutations and proteins. This technology has a wide range of potential applications in the areas of genomics, proteomics, biosensors, drug discovery, drug development, diagnostics, combinatorial chemistry, material sciences and nanotechnology. Our other technologies include proprietary molecular synthesis and screening methods for the discovery of potential new drugs. We currently recognize revenues from selling these products and services and providing research and development services for organizations including the U.S. Department of Defense and other strategic partners such as Roche Diagnostics, GmbH, or Roche, Toppan Printing, Ltd., or Toppan, and Furuno Electric Co., Ltd., or Furuno.

CombiMatrix Molecular Diagnostics, Inc., ("CMDX") our wholly owned subsidiary located in Irvine, California, is exploring opportunities for our arrays in the field of molecular diagnostics. This subsidiary is currently focusing on research and development and has not yet recognized revenues from its operations. CombiMatrix K.K., our previously wholly owned Japanese corporation located in Tokyo, Japan, was created for the purposes of exploring opportunities for CombiMatrix Corporation’s array system with pharmaceutical and biotechnology companies in the Asian market. In January 2006, we sold 67% of CombiMatrix K.K. to a third party. This subsidiary does not engage in research and development activities.

RELATIONSHIP WITH ACACIA RESEARCH CORPORATION

We were originally incorporated in October 1995 as a California corporation and later reincorporated as a Delaware corporation in September 2000. On December 13, 2002, we merged with and became a wholly owned subsidiary of Acacia Research Corporation, or "Acacia." On the same date, Acacia entered into a recapitalization transaction whereby Acacia created two classes of registered common stock called Acacia Research-CombiMatrix common stock ("AR-CombiMatrix stock") and Acacia Research-Acacia Technologies common stock ("AR-Acacia Technologies stock") and divided its existing Acacia common stock into shares of the two new classes of common stock. The AR-CombiMatrix stock was intended to reflect separately the performance of the CombiMatrix Corporation and its subsidiaries, referred to as the "CombiMatrix group," whereas the AR-Acacia Technologies stock was intended to reflect separately the performance of Acacia’s technology business, referred to as "Acacia Technologies group." Upon the redemption date, we will no longer be a subsidiary or an affiliate of Acacia, and the holders of AR-CombiMatrix stock on the redemption date will be the stockholders of our company.

LIQUIDITY

At September 30, 2006, we had cash and cash equivalents of $8.8 million and have subsequently received $10.1 million in net proceeds from equity financings executed subsequent to September 30, 2006. As a result, management anticipates that our cash and cash equivalent balances, anticipated cash flows from operations and other sources of funding from the capital markets will be sufficient to meet our cash requirements through September 30, 2007. In order for the Company to continue as a going concern beyond this point and ultimately to achieve profitability, we will be required to obtain capital from external sources, increase revenues and reduce operating costs. However, there can be no assurance that such capital will be available at times and at terms acceptable to us, or that higher levels of product and service revenues will be achieved. The issuance of additional equity securities will also cause dilution to our shareholders. If external financing sources of financing are not available or are inadequate to fund our operations, we will be required to reduce operating costs including research projects and personnel, which could jeopardize the future strategic initiatives and business plans of the Company.

BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements included in this prospectus are consistent with the CombiMatrix Group historical financial statements included in Acacia’s regulatory filings and include the assets, liabilities, operating results and cash flows of CombiMatrix Corporation using Acacia’s historical bases in the assets and liabilities and the historical results of operations of CombiMatrix Corporation. The consolidated financial statements also include allocations of certain Acacia corporate expenses, including governance, legal, accounting, insurance services, treasury and other Acacia corporate and infrastructure costs. The expense allocations have been determined on bases that we determined with Acacia to be a reasonable reflection of the utilization of services provided or the benefit received by us and are discussed in more detail below.

OVERVIEW OF RECENT BUSINESS ACTIVITIES

During the nine months ended September 30, 2006, our operating activities were driven by the execution of two new government contracts with the U.S. Department of Defense (DoD) totaling $4.0 million to be recognized through 2008 as well as the execution of several new distribution agreements for our CustomArrayTM products, both nationally and internationally. We launched our first 90K, high-density array and array synthesizer in May of 2006 and also launched, in collaboration with Furuno Electric Co., Ltd., our QuadroCASTM CustomArray synthesizer and made available new versions of our Influenza A and miRNA product offerings. Our diagnostics subsidiary, CMDX, received CLIA certification over its diagnostics laboratory and subsequently launched our first molecular diagnostic service using its Constitutional Genetic Array Test, or CGAT during the second quarter of 2006 and recently received notice from the U.S. Food and Drug Administration, or FDA, that CMDX does not require regulation covered by recent FDA guidelines covering certain of its diagnostic assays.

Historically, we have relied upon investing and financing activities to fund operating activities. Net proceeds from investing and financing activities were considerably lower for the nine months ended September 30, 2006, than for the nine months ended September 30, 2005, and our cash and cash equivalent balances, anticipated cash flows from operations and other existing sources of credit may not be sufficient to meet our operating capital requirements beyond September 30, 2007. As a result, we will be seeking additional sources of capital including the issuance of debt and/or equity securities.

During 2005, our activities included the formation of a wholly owned subsidiary, CMDX and the launch of its molecular diagnostics business for the purpose of exploiting the opportunities in the molecular diagnostics market for our technology. We executed several distribution agreements for our CustomArray platform and related products with distributors in the United States, Asia and Australia. We also expanded our product offerings by launching a desktop version of our DNA array synthesizer as well as new CustomArray™ catalog arrays, including an influenza H5N1 array, sectored arrays and micro-RNA products. In the area of bio-defense, we continued progress on our $5.9 million contract with the Department of Defense, which was completed in December of 2005. As a result of these activities, our research and development efforts were focused primarily on completing our bio-defense contract, launching our molecular diagnostics business as well as continuing development of new products and services based on our core array technology as well as making improvements to existing CustomArray products launched during 2005 and earlier.

During 2004, our operating activities included the completion of our research and development agreement with Roche, the execution of a two-year, $5.9 million contract with the Department of Defense to further the development of our array technology for the detection of biological and chemical threat agents, execution of a multi-year collaboration agreement with Furuno Electric Co. to develop a bench-top DNA array synthesizer and the launch of CustomArray, our first commercially available array platform. As a result of completing our research and development agreement with Roche, our research and development programs shifted to a number of externally and internally funded programs that support the activities summarized above. With the completion of our obligations under the Roche agreements, research and development expenses continued to decrease in 2004 as compared to 2003, as efforts shifted to other research and development programs. The decrease in research and development expenses was partially offset by an increase in marketing and sales expenses related to the launch of our CustomArray 902 DNA array platform in March 2004 and our CustomArray 12K DNA expression array in July 2004.

During 2003, our operating activities included the receipt of significant payments from our strategic partners and licensees, including $9.8 million related to the completion of certain milestones and delivery of prototype products and services pursuant to agreements with Roche as well as an up-front payment and a milestone payment totaling $2.4 million pursuant to an agreement with Toppan. We also completed several Roche related research and development projects during the third and fourth quarters of 2003, continued efforts with other strategic partners and continued to focus on identifying new strategic relationships with the overall goal of maximizing the opportunities in the life sciences sector that we believe will be created by commercializing our array system.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. In preparing these financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. On a regular basis we evaluate our assumptions, judgments and estimates and make changes accordingly.

We believe that, of the significant accounting policies discussed in Note 2 to our consolidated financial statements, the following accounting policies require our most difficult, subjective or complex judgments:

•	revenue recognition;
•	accounting for stock-based compensation;
•	accounting for income taxes;
•	valuation of long-lived and intangible assets and goodwill; and
•	allocation of corporate overhead costs from Acacia.

We discuss below the critical accounting assumptions, judgments and estimates associated with these policies. Historically, our assumptions, judgments and estimates relative to our critical accounting policies have not differed materially from actual results. For further information on our critical accounting policies, see Note 2 to the consolidated financial statements included herein.

Revenue Recognition

As described below, significant management judgments must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of revenue recognized or deferred for any period if management made different judgments.

In general, we recognize revenue in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition," or SAB No. 104, when (i) persuasive evidence of an arrangement exists, (ii) all obligations have been performed pursuant to the terms of the agreement, (iii) amounts are fixed or determinable and (iv) collectibility of amounts is reasonably assured.

Revenues from government grants and contracts are recognized in accordance with Accounting Research Bulletin ("ARB") No. 43, "Government Contracts," and related pronouncements, such as Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Accordingly, revenues are recognized under the percentage-of-completion method of accounting, using the cost-to-cost approach to measure completeness at each reporting period. Under the percentage-of-completion method of accounting, contract revenues and expenses are recognized in the period that work is performed based on the percentage of actual incurred costs to the total contract costs. Actual contract costs include direct charges for labor and materials and indirect charges for labor, overhead and certain general and administrative charges. Contract change orders and claims are included when they can be reliably estimated and are considered probable. For contracts that extend over a one-year period, revisions in contract cost estimates, if they occur, have the effect of adjusting current period earnings applicable to performance in prior periods. Should current contract estimates indicate an overall future loss to be incurred, a provision is made for the total anticipated loss in the current period.

Significant estimates, judgments and assumptions are required primarily in connection with our accounting for multiple-element arrangements with strategic partners and licensees.

We account for revenues under multiple-element arrangements in accordance with SAB No. 104 and Emerging Issues Task Force Consensus, or EITF, Issue 00-21, "Revenue Arrangements with Multiple Deliverables," and related pronouncements. Arrangements with multiple elements or deliverables must be segmented into individual units of accounting based on the separate deliverables only if there is objective and verifiable evidence of fair value to allocate the consideration received to the deliverables. Accordingly, revenues from multiple-element arrangements involving license fees, up-front payments and milestone payments, which are received and/or billable in connection with other rights and services that represent our continuing obligations are deferred until all of the multiple elements have been delivered or until objective and verifiable evidence of the fair value of the undelivered elements has been established. Upon establishing objective and verifiable evidence of the fair value of the elements in multiple-element arrangements, the fair value is allocated to each element of the arrangement, such as license fees or research and development projects, based on the relative fair values of the elements. We determine the fair value of each element in multiple-element arrangements based on objective and verifiable evidence of fair value, which is determined for each element based on the prices charged when the similar elements are sold separately to third parties. If objective and verifiable evidence of fair value of all undelivered elements exists but objective and verifiable evidence of fair value does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the revenues from delivered elements are not recognized until the fair value of the undelivered element or elements have been determined. Significant contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, and if so, how the price should be allocated among the deliverable elements, when to recognize revenue for each element, and the period over which revenue should be recognized. Changes in the allocation of the sales price between delivered to undelivered elements might impact the timing of revenue recognition, but would not change the total revenue recognized on the contract.

Stock-based Compensation Expense

Effective January 1, 2006, Acacia and our company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R supersedes Accounting Principles Board ("APB") Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, "Statement of Cash Flows." SFAS No. 123R sets forth the accounting requirements for "share-based" compensation payments to employees and non-employee directors and requires all share based-payments to be recognized as expense in the statement of operations. In March 2005, the SEC published Staff Accounting Bulletin No. 107, which requires stock-based compensation to be classified in the same expense line items as cash compensation (i.e. marketing, general and administrative and research and development expenses). The compensation cost for all stock-based awards is measured at the grant date, based on the fair value of the award (determined using a Black-Scholes option pricing model), and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity award). Determining the fair value of stock-based awards at the grant date requires significant estimates and judgments, including estimating the market price volatility of our classes of common stock and employee stock option exercise behavior.

SFAS No. 123R also requires stock-based compensation expense to be recorded only for those awards expected to vest using an estimated pre-vesting forfeiture rate. As such, SFAS No. 123R requires us to estimate pre-vesting option forfeitures at the time of grant and reflect the impact of estimated pre-vesting option forfeitures on compensation expense recognized. Estimates of pre-vesting forfeitures must be periodically revised in subsequent periods if actual forfeitures differ from those estimates. We consider several factors in connection with our estimate of pre-vesting forfeitures including types of awards, employee class, and historical pre-vesting forfeiture data. The estimation of stock awards that will ultimately vest requires judgment, and to the extent that actual results differ from our estimates, such amounts will be recorded as cumulative adjustments in the period the estimates are revised. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the estimating of our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, amortization of intangibles and asset depreciation for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations.

Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and our valuation allowance. We have recorded a full valuation allowance against our deferred tax assets of $44.2 million as of December 31, 2005, due to uncertainties related to our ability to utilize our deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire. In assessing the need for a valuation allowance, we have considered our estimates of future taxable income, the period over which our deferred tax assets may be recoverable, our history of losses and our assessment of the probability of continuing losses in the foreseeable future. In our estimate, any positive indicators, including forecasts of potential future profitability of our businesses, are outweighed by the uncertainties surrounding our estimates and judgments of potential future taxable income. If actual results differ from these estimates or if we adjust these estimates because we believe we would be able to realize these deferred tax assets in the future, then an adjustment to the valuation allowance would increase income in the period such determination was made. Any changes in the valuation allowance could materially impact our financial position and results of operations.

Valuation of Long-lived and Intangible Assets and Goodwill

Goodwill is evaluated for impairment using a fair value approach at the reporting unit level annually, or earlier if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. A reporting unit can be an operating segment or a business if discrete financial information is prepared and reviewed by management. Our reporting units are CombiMatrix Corporation and two wholly owned subsidiaries, Advanced Materials Sciences and CombiMatrix K.K. Under the impairment test, if a reporting unit’s carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit’s carrying amount of goodwill exceeds the implied fair value of the goodwill. The fair value of our reporting units are estimated using existing market prices for AR-CombiMatrix stock as well as using discounted cash flows and other valuation techniques. Significant judgments and estimates are required in determining forecasted cash inflows and outflows, the timing of cash flows and discount rates commensurate with the risks involved.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important, which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant adverse changes in legal factors or in the business climate, including adverse regulatory actions or assessments; and

•	significant decline in our stock price for a sustained period.

We calculate estimated future undiscounted cash flows, before interest and taxes, resulting from the use of the asset and our estimated value of the asset at disposal and compare it to our carrying value of the asset in determining whether impairment potentially exists. If a potential impairment exists, a calculation is performed to determine the fair value of the long-lived asset. This calculation is based on a valuation model and discount rate commensurate with the risks involved. Third-party appraised values may also be used in determining whether impairment potentially exists.

As described above, in assessing the recoverability of goodwill and other intangible assets, estimates of market values and projections regarding estimated future cash flows and other factors are used to determine the fair value of the respective assets. If these estimates or related projections change in future periods, future goodwill impairment tests may result in a charge to earnings. In applying these accounting practices, we recognized a charge from goodwill impairment of approximately $565,000 during the fourth quarter of 2005. This amount represents the full amount of goodwill recognized by our company as a result of step-acquisitions of both Advanced Materials Sciences and CombiMatrix K.K. in July 2003.

Allocation of Corporate Overhead Costs from Acacia

Acacia allocates the cost of corporate general and administrative services and facilities between its subsidiaries and reporting groups generally based upon utilization. For example, direct salaries, payroll taxes and fringe benefits are allocated to the groups based on the percentage of actual time incurred by specific employees to total annual time available and direct costs including, postage, insurance, legal fees, accounting and tax and other are allocated to the groups based on specific identification of costs incurred on behalf of each group. Other direct costs, including direct depreciation expense, computer costs, general office supplies and rent are allocated to the groups based on the ratio of direct salaries to total salaries. Indirect costs, including indirect salaries and benefits, investor relations, rent, general office supplies and indirect depreciation are allocated to the groups based on the ratio of direct salaries for each group to total direct salaries. Except as otherwise determined by management, the allocated costs of providing such services and facilities include, without limitation, all costs and expenses of personnel employed in connection with such services and facilities, including, without limitation, all direct costs of such personnel, such as payroll, payroll taxes and fringe benefit costs (calculated at the appropriate annual composite rate) and all overhead costs and expenses directly related to such personnel and the services or facilities provided by them. The corporate general and administrative services and facilities allocated by Acacia include, without limitation, legal services, accounting services (tax and financial), insurance and related deductibles if applicable, employee benefit plans and administration, investor relations, stockholder services and expenses relating to Acacia’s board of directors. Corporate expenses totaling $894,000, $689,000 and $498,000 for the years ended December 31, 2003, 2004 and 2005, respectively, were allocated to us by Acacia.

Management estimates and judgments are required with respect to the allocations of overhead costs of Acacia to us. Had different assumptions and allocation methodologies been used different accounting treatment for such costs may have been required. Also, these allocations are not necessarily indicative of the actual costs we would have incurred had we been a separate, stand-alone entity, nor are they necessarily indicative of the actual costs we will incur in the future for similar corporate general and administrative costs as a separate, stand-alone entity.

DISCUSSION OF OPERATIONS, FINANCIAL RESOURCES AND LIQUIDITY

You should read this discussion in conjunction with our financial statements and related notes and the CombiMatrix Corporation consolidated financial statements and related notes, both included elsewhere herein. Historical results and percentage relationships are not necessarily indicative of operating results for any future periods.

See Item 1. "Description of Business," for a general overview of our business.

Results of Operations - Nine Months Ended September 30, 2005 and 2006

Revenues and Cost of Revenues (In thousands)

	For the Nine Months
	Ended September 30,
	2005	2006

Government contract	$2,985	$1,563
Cost of government contract revenues	(2,820)	(1,476)
Service contracts	108	268
Products	1,296	3,050
Cost of product sales	(635)	(973)

Government Contract and Cost of Government Contract Revenues. The decrease was due to greater efforts leading to the completion, in December 2005, of our commitments under our previous two-year, $5.9 million research and development contract with the DoD to further the development of our array technology for the electrochemical detection of biological threat agents. In February 2006, we executed a new one-year, $2.1 million contract with the DoD to further the development of its electrochemical detection system. Government contract revenues and contract costs were lower during the nine months ended September 30, 2006, as compared to the nine months ended September 30, 2005, due to the commencement of work under the new $2.1 million contract in February 2006, as compared to nine full months of activity under the previous $5.9 million contract during the prior year. In August 2006, we executed a new two-year, $1.9 million contract with the DoD to integrate our electrochemical detection technology with its microfluidics "lab-on-a-chip" technology for national defense and homeland security applications. Efforts under the microfluidics contract were not significant during the nine months ended September 30, 2006.

Under the terms of our DoD contracts, we are reimbursed on a periodic basis for actual costs incurred to perform our obligations, plus a fixed fee. Revenues are recognized under the percentage-of-completion method of accounting, using the cost-to-cost approach to measure completeness at the end of each reporting period. Cost of government contract revenues reflect research and development expenses incurred in connection with our commitments under our current contracts with the DoD, which were approximately 68% and 4% complete as of September 30, 2006 for the electrochemical detection and microfluidics contracts, respectively. We expect to incur approximately $516,000 and $1.4 million in future contract costs through the second quarter of 2008 in order to complete our obligations to the DoD under our electrochemical detection and microfluidics contracts, respectively.

Product Revenues and Cost of Product Sales. Product revenues and costs of product sales relate to domestic and international sales of our array products. Product revenues include the sale of DNA synthesizer instruments and CustomArray 12K DNA expression arrays and related hardware including array revenue from our diagnostics subsidiary, CMDX, during the nine months ended September 30, 2006, compared to lower instrument and 12K DNA expression array sales during the comparable 2005 period. The overall increase in product revenues was due primarily to the increased product offerings currently available to our customers, which includes 12K and 4X2K arrays, DNA synthesizer and electrochemical detection reader instruments and related hardware, as compared to only the 902 and 12K expression arrays and DNA synthesizer instruments in the comparable 2005 period. For the nine months ended September 30, 2006, product revenues include $221,000 in array sales from our diagnostics subsidiary, CMDX, compared to no sales in the comparable 2005 period. Revenues for the nine months ended September 30, 2006 included a higher percentage of product revenues from the sale of DNA synthesizer and electrochemical detection reader instruments.

Operating Expenses (In thousands)

	For the Nine Months
	Ended September 30,
	2005	2006

Research and development expenses	$4,082	$7,380

Research and Development Expenses. During the nine months ended September 30, 2006 and 2005, we continued internal research and development efforts to improve and expand our technology and product offerings. The increase in internal research and development expenses was due primarily to the development of higher density array products by us as well as the impact of our subsidiary, CMDX, which was formed and began research and development activities in the second quarter of 2005 in the area of diagnostic applications. In addition, research and development expenses include $0 and $797,000 of stock-based compensation expense in the nine months ended September 30, 2005 and 2006, respectively. The increase in 2006 was due to the adoption of SFAS No. 123R effective January 1, 2006.

Future research and development expenses will continue to be incurred in connection with the CombiMatrix group’s ongoing internal research and development efforts in the areas of genomics, diagnostics, drug discovery and development. The CombiMatrix group expects its research and development expenses to continue to fluctuate and such expenses could increase in future periods as additional internal research and development agreements are undertaken and/or as new research and development collaborations are executed with strategic partners.

	For the Nine Months
	Ended September 30,
	2005	2006

Marketing, general and administrative expenses	$7,345	$9,691
Patent amortization and royalties	951	1,075
Legal settlement gains	(406)	-
Equity in loss of investee	202	786

Marketing, General and Administrative Expenses. The overall increase was due primarily to the full year’s impact of general and administrative expenses incurred by CMDX in 2006, which commenced operations in the second quarter of 2005, as well as increased legal and accounting expenses related mostly to costs associated with the planned split-off of CombiMatrix Corporation from Acacia Research Corporation and stock-based compensation. Marketing, general and administrative expenses include stock-based compensation of $(146,000) and $959,000 in the nine months ended September 30, 2005 and 2006, respectively. The increase in 2006 was due to the adoption of SFAS No. 123R effective January 1, 2006. These increases were partially offset by a decrease in marketing, sales and other expenses. A summary of the main drivers of the change in marketing, general and administrative expenses for the periods presented is as follows (in thousands):

For the Nine Months Ended
September 30, 2005 vs. 2006

Decrease in marketing and sales expenses	$(836)
Increase in general and administrative expenses at CMDX	1,292
Increase in legal, accounting and other professional fees	979
Increase in non-cash stock compensation	1,105
Decrease in other general and administrative expenses	(194)

Patent Amortization and Royalties. Patent amortization of $821,000 and $822,000 for the nine months ended September 30, 2005 and 2006, respectively, relates to the amortization of our patents recognized from step acquisitions of CombiMatrix Corporation by Acacia in 2000 and 2002, which are being amortized over a weighted average useful life of approximately 9 years. Royalty expense of $130,000 and $253,000 for the same periods, respectively, relate to our September 2002 settlement agreement with Nanogen, Inc., and are equal to 12.5% of payments made to us from sales of certain products developed by us that are based on the patents that had been in dispute in the litigation with Nanogen, Inc. prior to settlement. The increase in royalties expense for the periods presented is due to the corresponding increase in product revenue payments for the period.

Legal Settlement Gains. In connection with the September 2002 settlement agreement between CombiMatrix Corporation, Dr. Donald Montgomery and Nanogen, we recognized a long-term liability that reflects the fair value of AR-CombiMatrix common stock potentially issuable to Nanogen in accordance with certain anti-dilution provisions of the settlement agreement. Periodic charges and the related liability are estimated based on the number of shares issuable and or potentially issuable and the AR-CombiMatrix stock price at the end of the respective reporting period. Changes in the legal settlement gains for nine months ended September 30, 2005 are the result of valuing this liability to market at each reporting date. This liability does not represent cash payments due to Nanogen. The anti-dilution provisions of the settlement agreement expired in September 2005 and as a result, there has been no activity recognized since October 1, 2006.

Equity in Loss of Investee. As of September 30, 2005 and 2006, we owned 14% and 29%, respectively, of Leuchemix Inc., or Leuchemix, a private drug development firm, which is developing several compounds for the treatment of leukemia and other cancers. Our equity in the losses of Leuchemix increased due to our increased ownership in Leuchemix as well as an increase in expenses incurred by Leuchemix. We are under a contractual commitment to increase our ownership in Leuchemix to approximately 33% during the fourth quarter of 2006 and as a result, the equity in loss of Leuchemix is expected to increase in future periods.

Other

Loss on Sale of Investment. In January 2006, we expanded our relationship with one of our existing distributors, InBio, for the Asia Pacific region. Major components of the expanded relationship included the transfer of day-to-day operational responsibility and majority ownership of CombiMatrix K.K. to InBio, along with an expanded distribution agreement that encompasses Japan. InBio obtained 67% of the voting interests in CombiMatrix K.K. for a nominal amount of consideration. As a result, InBio assumed all operational and financial responsibilities of CombiMatrix K.K. The net loss on the sale of 67% of the voting interest in CombiMatrix K.K. was $84,000. Subsequent to the sale, our investment in CombiMatrix K.K. was accounted for under the equity method. The deconsolidation of CombiMatrix K.K. did not have a material impact on our consolidated balance sheet as of September 30, 2006. The impact on the statement of operations resulting from the transition to the equity method of accounting for our investment in CombiMatrix K.K. was not material during the periods presented.

Warrant Gains (Charges). In accordance with SFAS No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity," or SFAS No. 150, and related interpretations, certain AR-CombiMatrix stock purchase warrants outstanding at September 30, 2006 have been classified as a long-term liability due to certain redemption provisions associated with the underlying AR-CombiMatrix stock. Due to declines in the fair value of AR-CombiMatrix common stock, the fair value of the stock purchase warrant liability decreased by $163,000 and $663,000 in the nine months ended September 30, 2005 and 2006, respectively. The related credits are reflected in the statement of operations. Refer to Note 11 to the CombiMatrix Corporation consolidated financial statements included elsewhere herein.

Liquidity and Capital Resources - Nine Months Ended September 30, 2005 and 2006

At September 30, 2006, cash and cash equivalents and short-term investments totaled $8.8 million compared to $20.3 million at December 31, 2005. Working capital at September 30, 2006, was $7.3 million, compared $19.2 million at December 31, 2005. The change in working capital was due primarily to the impact of net cash flow activities as discussed below.

The net (decrease) increase in cash and cash equivalents for the nine months ended September 30, 2005 and 2006, was comprised of the following (in thousands):

	For the Nine Months
	Ended September 30,
	2005	2006
Net cash provided by (used in) continuing operations:
Operating activities	$(9,954)	$(11,476)
Investing activities	11,177	6,266
Financing activities	12,969	2,220
Effect of exchange rate on cash	35	-
Increase (decrease) in cash and cash equivalents	$14,227	$(2,990)

Cash receipts from customers for the nine months ended September 30, 2006, were $4.5 million, comprised of $2.6 million from the sale of array products and services and $1.9 million in payments received from the Department of Defense. Cash receipts in the comparable 2005 period totaled $4.1 million, comprised of $1.1 million from the sale of array products and related services and $3.0 million in electrochemical detection contract payments received from the Department of Defense. Cash outflows from operations for the nine months ended September 30, 2006, increased to $16.3 million, as compared to $14.1 million in the comparable 2005 period, due primarily to an increase in research and development, marketing general and administrative expenses related to CMDX as described above and the impact of the timing of vendor payments and related accruals.

The net cash flows provided by investing activities for the nine months ended September 30, 2005 and 2006 were due primarily to net sales of available-for-sale investments in connection with ongoing short-term cash management activities. For the nine months ending September 30, 2006, we incurred $495,000 of capital expenditures and $1.4 million in purchasing of Leuchemix preferred stock, which amounted to $1.1 million and $1.1 million, respectively, in the comparable 2005 period.

On June 14, 2006, Acacia Research Corporation entered into a Standby Equity Distribution Agreement (the "SEDA") with Cornell Capital Partners, LP ("Cornell"), providing up to $50 million of equity financing from Cornell through the sale of up to 13,024,924 shares of AR-CombiMatrix common stock through June 2008. For the nine months ended September 30, 2006, we had received $2,207,000 in net proceeds in equity financings through the sale of 2,019,646 shares of AR-CombiMatrix stock under the SEDA. For the nine months ended September 30, 2005, our financing activities were composed primarily of two financing events. First, in July 2005, Acacia Research Corporation sold 1,400,444 shares of AR-CombiMatrix stock in a registered direct offering, generating net proceeds of approximately $3,114,000, which were attributed to the CombiMatrix group. Second, in September 2005, Acacia Research Corporation sold 6,385,907 shares of AR-CombiMatrix stock and 1,596,478 AR-CombiMatrix stock purchase warrants in a registered direct offering, generating net proceeds of approximately $9,707,000, which were also attributed to the CombiMatrix group. We do not expect the decline in net proceeds from financing activities to continue. As discussed below, we believe that we must raise additional capital to meet our cash requirements over the next 12 months and as a result, net proceeds from financing activities should increase significantly if we are able to meet our goals and objectives over the next 12 months.

Subsequent to September 30, 2006, an additional 1,191,699 shares of AR-CombiMatrix common stock were purchased by Cornell under the SEDA, generating net proceeds of $863,000 attributed to the CombiMatrix group. In addition, on December 13, 2006, Acacia completed a registered direct offering with Oppenheimer & Co., Inc. or Oppenheimer, as the placement agent, raising gross proceeds of $9,964,000 through the issuance of 9,768,313 units. Each unit consists of one share of AR-CombiMatrix common stock and 1.2 five-year common stock warrants, for a total of 9,768,313 shares and warrants to purchase 11,721,975 shares of AR-CombiMatrix common stock, respectively, issued to investors. Net proceeds raised from the private equity financing of $9,266,000 were attributed to us. The agreement with Cornell was also cancelled. For more information on the terms of these agreements, please see Notes 15 and 16 of our Consolidated Financial Statements included in this report.

We believe that our cash and cash equivalent balances, anticipated cash flows from operations and external sources of funding from the capital markets will be sufficient to meet our cash requirements through September 30, 2007. In order for us to continue as a going concern beyond September 30, 2007, we will be required to obtain capital from external sources. However, there can be no assurances that we will be able to secure additional sources of financing at times and at terms acceptable to us. The issuance of additional equity securities will also cause dilution to the AR-CombiMatrix shareholders. If external financing sources of financing are not available or are inadequate to fund our operations, we will be required to reduce our operating costs including research projects and personnel, which could jeopardize our future strategic initiatives and business plans. For example, reductions in research and development activities and/or personnel at our Mukilteo, Washington facility could result in the inability to invest the resources necessary to continue to develop next-generation products and improve existing product lines in order to remain competitive in the marketplace, resulting in reduced revenues and cash flows from the sales of our CustomArray products and services. Also, reduction in operating costs at our diagnostics subsidiary in Irvine, California, (CMDX), should they occur, could jeopardize our ability to launch, market and sell additional products and services necessary to order grow and sustain our operations and eventually achieve profitability.

We may also encounter unforeseen difficulties that may deplete our capital resources more rapidly than anticipated, including those set forth in our Risk Factors included herein. Any efforts to seek additional funding could be made through equity, debt or other external financing, and there can be no assurance that additional funding will be available on favorable terms, if at all.

Our long-term capital requirements will be substantial and the adequacy of available funds will depend upon many factors, including:

•	the costs of commercialization activities, including sales and marketing, manufacturing and capital equipment;

•	our continued progress in research and development programs;

•	the costs involved in filing, prosecuting, enforcing and defending any patents claims, should they arise;

•	our ability to license technology;

•	competing technological developments;

•	the creation and formation of strategic partnerships;

•	the costs associated with leasing and improving our headquarters in Mukilteo, Washington and in Irvine, California; and

•	other factors that may not be within our control.

Pursuant to the Tax Allocation Agreement, we have agreed not to take certain actions for two years following the split off, unless we obtain an IRS ruling or an opinion of counsel to the effect that these actions will not affect the tax-free nature of the split off. These actions include certain issuances of our stock, a liquidation or merger of our company, and dispositions of assets outside the ordinary course of our business. If any of these transactions were to occur, the split off could be deemed to be a taxable distribution to Acacia. In particular, we have agreed to indemnify Acacia for any tax resulting from an acquisition by one or more persons of a 50% or greater interest in our company. For more information about our liability under the Tax Allocation Agreement, please refer to the section titled "Relationship to Acacia Research Corporation After Split Off."

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet financing arrangements, other than operating leases. We have no significant commitments for capital expenditures in 2006. Other than as set forth below, we have no committed lines of credit or other committed funding or long-term debt. The following table lists our material known future cash commitments as of September 30, 2006:
	Payments Due by Period (in thousands)
Contractual Obligations	Remaining 2006	2007-2008	2009-2010	2011 and Thereafter
Operating leases	$472	$3,552	$-	$-
Minimum royalty payments(1)	25	200	200	775
Leuchemix equity purchases(2)	750	-	-	-
Total contractual cash obligations	$1,247	$3,752	$200	$775

____________________________________

(1)	Refer to Note 9 to the consolidated financial statements for a description of the September 30, 2002 settlement agreement between CombiMatrix Corporation and Dr. Donald Montgomery and Nanogen.
(2)	Refer to Note 5 to the consolidated financial statements for additional information regarding the October 2004 Leuchemix transaction.

Results of Operations - Years Ended December 31, 2003, 2004 and 2005

Revenues and Cost of Revenues (In thousands)

	For the Years Ended December 31,
	2003	2004	2005

Collaboration agreements	$-	$17,302	$2,266
Government contract	-	1,993	3,849
Cost of government contract revenues	-	(1,874)	(3,683)
Service contracts	49	116	153
Products	407	230	1,765
Cost of product sales	(99)	(173)	(820)

Collaboration Agreements. In March 2004, we completed all phases of our research and development agreement with Roche. As a result of completing all obligations under this agreement and in accordance with our revenue recognition policies for multiple-element arrangements, we recognized $17.3 million of research and development contract revenues during the first quarter of 2004, all of which were previously deferred. The majority of research and development efforts under the Roche agreement were incurred prior to 2004. During the fourth quarter of 2005, we completed all obligations under our collaboration and supply agreement with Toppan and as a result, we recognized all previously deferred payments from Toppan as research and development contract revenues totaling $2.3 million. Research and development activities and expenses related to the Toppan agreement were incurred during the two-year term of the agreement, which was originally executed in May 2003.

Government Contract and Cost of Government Contract Revenues. Under the terms of our contract with the Department of Defense, we were reimbursed on a periodic basis for actual costs incurred to perform our obligations, plus a fixed fee. Revenues are recognized under the percentage-of-completion method of accounting, using the cost-to-cost approach to measure completeness at the end of the each reporting period. Cost of government contract revenues reflect research and development expenses incurred in connection with our commitments under this contract, which was completed as of December 31, 2005. Revenues and associated costs increased during 2005 compared to 2004 due to increased activity on the contract and due to the fact that only nine months of activity were incurred in 2004 versus a full year of activity in 2005. There are no additional revenues or costs expected to be recognized from this contract in future periods.

Service Contracts. Prior to 2005, all service contract revenues were recognized by CombiMatrix K.K. from existing array customers in Japan. As of December 31, 2004, the terms of these contracts had expired. Costs incurred in connection with these services were not material. For the year ended December 31, 2005, service contract revenues include maintenance and service contract fees relating to DNA array synthesizers sold during 2005. Such service contracts are typically for twelve months, and the consideration received is recognized ratably over the service period.

Product Revenues and Cost of Product Sales. Product revenues and cost of product sales during 2003 were recognized by CombiMatrix K.K. from sales of prototype DNA array synthesizers and related array products and services to Japanese research institutions. No additional sales of prototype DNA array synthesizers have been sold by CombiMatrix K.K. subsequent to 2003. Product revenues and costs of product sales during 2004 and 2005 relate to domestic and international sales of our array products, including our CustomArray 902 DNA array platform launched in March 2004, our CustomArray 12K DNA expression array launched in July 2004 and our commercial DNA array synthesizer instrument launched in August 2005. Our product revenues increased from 2004 to 2005 due primarily to a full year of array sales recognized in 2005 compared to only a partial year’s recognition in 2004 as well as the launch of our DNA array synthesizer instrument in 2005.

Research and Development Expenses (In thousands)

	For the Years Ended December 31,
	2003	2004	2005

Research and development expenses	$8,564	$5,385	$5,783

Exclusive of stock-based compensation expense, the decrease in research and development expenses in 2004 as compared to 2003 was due primarily to our completion of several Roche related research and development projects during the third and fourth quarters of 2003 and final completion of the research and development agreement with Roche in the first quarter of 2004. During 2003, our research and development activities were driven primarily by ongoing performance obligations under the product commercialization phase of our license and research and development agreements with Roche. These activities include costs associated with direct labor, supplies and materials, development of prototype arrays and instruments and the use of outside consultants for certain engineering efforts. As our obligations under this contract were completed in early 2004, the related research and development costs ceased, contributing to the decrease in research and development costs from 2003 to 2004. These costs increased from 2004 to 2005, primarily due to the launch of the CustomArray platform and continued launch of related array products, including our DNA array synthesizer instrument launched in August 2005. Research and development activities at our wholly owned subsidiary, CombiMatrix Molecular Diagnostics, which was formed in April of 2005, also contributed to the overall increase in research and development expenses for 2005. In addition, research and development expenses include $466,000, 91,000 and $0 of stock-based compensation expense in the years ended December 31, 2003, 2004 and 2005, respectively.

With the completion of the research and development agreement with Roche, year-to-date and future research and development expenses were and will continue to be incurred in connection with our commitments under existing collaboration and supply agreements with various strategic partners including Furuno, as well as ongoing internal research and development efforts in the areas of genomics, molecular diagnostics, drug discovery and development. We expect our research and development expenses to continue to be volatile and such expenses could increase in future periods as additional contract and/or internal research and development projects are undertaken.

Other Operating Expenses (In thousands)

	For the Years Ended December 31,
	2003	2004	2005

Marketing, general and administrative expenses	$9,820	$9,902	$9,827
Patent amortization and royalties	1,178	1,234	1,312
Legal settlement charges (credits)	144	812	(406)
Equity in loss of of investee	-	17	352
Goodwill impairment	-	-	565

Marketing, General and Administrative Expenses. Exclusive of stock-based compensation expense, the increase in 2004 as compared to 2003, was due primarily to an increase in corporate professional fees related to our Sarbanes-Oxley compliance projects of approximately $303,000 and an increase in marketing and sales costs of approximately $447,000 related to the launch of our CustomArray DNA array platform beginning in March 2004 and overall expansion of our sales and marketing division. The decrease in 2005 as compared to 2004, was due primarily to the following items: (i) continued expansion of our sales force and marketing efforts, which increased by approximately $478,000 in 2005 compared to 2004; (ii) creation of CombiMatrix Molecular Diagnostics in 2005, which added approximately $598,000 of marketing, general and administrative expenses that were not incurred in 2004; and (iii) reduction in Sarbanes-Oxley compliance costs, business insurance, allocated overhead from Acacia and other general and administrative costs of approximately $250,000. Included in marketing, general and administrative expenses for the years ended 2003, 2004 and 2005 are corporate general and administrative overhead charges of $894,000, $689,000 and $498,000 respectively, that were allocated to us by Acacia. See "Critical Accounting Policies" for a description of the management allocation policies implemented.

In addition, marketing, general and administrative expenses include $1.2 million, $663,000 and $(159,000) of stock-based compensation expense in the years ended December 31, 2003, 2004 and 2005, respectively. The overall decrease for the years presented was primarily due to the accelerated method of stock compensation amortization utilized, which results in higher amounts of amortization in the earlier vesting periods and the impact of stock compensation expense reversals related to the forfeiture of certain unvested stock options during the respective periods. Deferred stock compensation amounts were fully amortized as of December 31, 2004. Compensation credits recognized in 2005 were from stock options issued to consultants at fair value using the Black-Scholes option-pricing model. Future charges (credits) from non-employee stock option awards are expected to be volatile due to changes in the market price of our publicly traded common stock.

Patent Amortization and Royalties. Patent amortization of $1,095,000, $1,096,000 and $1,095,000 for the years ended December 31, 2003, 2004 and 2005, respectively, relates to the amortization of our patents recognized from step acquisitions of CombiMatrix Corporation by Acacia in 2000 and 2002, which are being amortized over a weighted average useful life of approximately 9 years. Royalty expense of $83,000, $138,000 and $217,000 for the same periods, respectively, relate to our September 2002 settlement agreement with Nanogen, Inc., and are equal to 12.5% of payments made to us from sales of certain products developed by us that are based on the patents that had been in dispute in the litigation with Nanogen, Inc. prior to settlement. The increase in royalties expense for the years presented is due to the corresponding increase in product revenue payments for the period.

Legal Settlement Charges (Credits). In connection with the September 2002 settlement agreement between CombiMatrix Corporation, Dr. Donald Montgomery and Nanogen, we recognized a long-term liability that reflects the fair value of AR-CombiMatrix common stock potentially issuable to Nanogen in accordance with certain anti-dilution provisions of the settlement agreement. Periodic charges and the related liability are estimated based on the number of shares issuable and or potentially issuable and the AR-CombiMatrix stock price at the end of the respective reporting period. Changes in the legal settlement charges (credits) for all years presented are the result of valuing this liability to market at each reporting date. This liability does not represent cash payments due to Nanogen. The anti-dilution provisions of the settlement agreement expired in September 2005 and as a result, future legal settlement charges (credits) are expected to be $0.

Equity in Loss of Investee. As December 31, 2004 and 2005, we owned 3% and 19%, respectively, of Leuchemix Corporation, a private drug development firm, which is developing several compounds for the treatment of leukemia and other cancers. Our equity in the losses of Leuchemix has increased due to our increased ownership in Leuchemix as well as increased expenses incurred by Leuchemix. We are under contractual commitment to increase our ownership to approximately 33% during 2006 and as a result, we expect our equity in loss of Leuchemix to increase.

Goodwill Impairment. We recognized a charge from goodwill impairment of approximately $565,000 during the fourth quarter of 2005, related to our Advanced Materials Sciences and CombiMatrix K.K. reporting units. These reporting units were tested for impairment in the fourth quarter of 2005 in connection with our annual forecasting process. Due to the lack of third-party research and development funding for Advanced Materials Sciences and declining array product sales at CombiMatrix K.K., operating profits and cash flows were lower than expected during the preceding three quarters. Based on these trends, the operating forecasts for 2006 were revised downward, resulting in the goodwill impairment charge.

Other Non-Operating Income

Interest income. We earn interest on our cash, cash equivalents and short-term investments. Interest income has been increasing primarily due to rising market interest rates.

Warrant Credits. In accordance with SFAS No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity," or SFAS No. 150, and related interpretations, certain AR-CombiMatrix stock purchase warrants outstanding at December 31, 2005, which were issued in connection with equity financings in May 2003 and September 2005, have been classified as a long-term liability due to certain redemption provisions associated with the underlying AR-CombiMatrix stock. Changes in the fair value of the stock purchase warrant liability are reflected in the consolidated statement of operations. There were no such warrant liabilities and thus no related charges or credits for 2003 or 2004.

Liquidity and Capital Resources

At December 31, 2004, cash, cash equivalents and short-term investments totaled $23.7 million, compared to $20.3 million at December 31, 2005. Working capital was $22.1 million at December 31, 2004, compared to $19.2 million at December 31, 2005. Working capital decreased in 2005 primarily due to the reduction in cash, cash equivalents and short-term investments.

The change in cash and cash equivalents for the years ended December 31, 2003, 2004 and 2005 was comprised of the following (in thousands):

	For the Years Ended December 31,
	2003	2004	2005
Net cash provided by (used in) continuing operations:
Operating activities	$(3,910)	$(11,584)	$(13,643)
Investing activities	(1,996)	(8,448)	3,390
Financing activities	6,435	19,227	12,914
Effect of exchange rate on cash	(13)	(17)	72
Increase (decrease) in cash and cash equivalents	$516	$(822)	$2,733

The increase in net cash outflows from operations in 2004 compared to 2003, was due primarily to a decrease in operating cash receipts from customers, which totaled $3.0 million in 2004, comprised of $1.7 million from the Department of Defense, $1.0 million from Furuno and $265,000 from the sale of array products and related services, compared to $12.8 million in the comparable 2003 period, consisting primarily of $9.8 million related to the completion of certain milestones and delivery of prototype products and services pursuant to its agreements with Roche and an up-front payment of $1.0 million and a $1.4 million milestone payment pursuant to its agreement with Toppan. The decrease in payments from customers was partially offset by the decrease in operating expenses and the impact of the timing of the receipt of payments from customers and payments to vendors.

The increase in net cash outflows from operations in 2005 compared to 2004 was due primarily to an increase in operating expenses totaling $18.9 million in 2005 compared to $14.7 million in 2004. This increase was due primarily to increased research and development and general and administrative costs incurred as discussed above, as well as the net impact of the timing of the receipt of payments from customers and payments to vendors. The increase in cash outflows from operating expenses was partially offset by an increase in cash receipts from customers, which totaled $5.3 million in 2005 compared to $3.0 million in 2004. The primary reason for the increase was due to increased activity under our 2-year government contract resulting in billings and cash payments during 2005 of $3.6 million as compared to $1.7 million in 2004, as well as increased sales and related cash receipts from CustomArray customers totaling $1.7 million in 2005 compared to $113,000 in 2004.

The change in net cash flows used in investing activities for all periods presented was due primarily to our ongoing short term cash management activities and changes in short term investments in connection with certain financing activities discussed below. Fixed asset purchases were $83,000, $810,000, and $1.3 million in 2003, 2004 and 2005, respectively. Investments made in the preferred stock of Leuchemix, Inc. were $250,000 and $1.6 million in 2004 and 2005, respectively.

The change in net cash inflows from financing activities allocated to us from Acacia in 2004 compared to 2003, was due to the completion of an equity financing which raised net proceeds of approximately $13.7 million through the sale of AR-CombiMatrix stock during 2004, compared to equity financing net proceeds of $4.9 million during the comparable 2003 period. Financing activities in 2004 also included proceeds from the exercise of AR-CombiMatrix warrants and stock options, totaling $5.1 million, compared to $1.0 million in the comparable 2003 period. During 2005, Acacia financing activities of AR-CombiMatrix stock totaled $12.7 million, net of certain transaction fees, were allocated to the company.

To date, we have relied primarily upon selling equity securities as well as payments from strategic partners to generate the funds needed to finance the implementation of the company’s business strategies. We cannot assure that we will not encounter unforeseen difficulties that may deplete capital resources more rapidly than anticipated. Any efforts to seek additional funds could be made through equity, debt or other external financings, however we cannot assure that additional funding will be available on favorable terms, if at all. If we fail to obtain additional funding when needed, we may not be able to execute its business strategies and its business may suffer.

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet financing arrangements, other than operating leases. We have no significant commitments for capital expenditures in 2006. Other than as set forth below, we have no committed funding or long-term debt. The following table lists our material known future cash commitments as of December 31, 2005:

	Payments Due by Period (in thousands)
Contractual Obligations	2006	2007-2008	2009-2010	2011 and Thereafter
Operating leases	$1,886	$3,552	$-	$-
Minimum royalty payments (1)	100	200	200	775
Leuchemix equity purchases (2)	2,150	-	-	-
Total contractual cash obligations	$4,136	$3,752	$200	$775
_____________________

(1)	Refer to Note 9 to our consolidated financial statements for a description of the September 30, 2002 settlement agreement between CombiMatrix Corporation, Dr. Donald Montgomery and Nanogen.
(2)	See Note 6 to our consolidated financial statements for additional information regarding our investment in Leuchemix.

Inflation

Inflation has not had a significant impact on the company in the current or prior periods presented.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 2 of our consolidated financial statements included elsewhere herein.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because the majority of our investments are in short-term debt securities issued by the U.S. treasury and by U.S. corporations as well as auction market securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. To minimize risk, we maintain our portfolio of cash, cash equivalents and short-term investments in a variety of investment-grade securities and with a variety of issuers, including corporate notes, commercial paper, government securities, auction market securities and money market funds. Due to the nature of our short-term investments, we do not believe that we are subject to any material or significant market risk exposure.

At December 31, 2004 and 2005, we had certain assets and liabilities denominated in Japanese Yen as a result of consolidating our wholly owned subsidiary, CombiMatrix K.K. However, due to the relative insignificance of those amounts, we do not believe that we have significant exposure to foreign currency exchange rate risks. We do not currently use derivative financial instruments to mitigate this exposure.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

RECENT MARKET PRICES

Acacia Research Corporation’s two classes of common stock, AR-CombiMatrix stock and AR-Acacia Technologies stock, commenced trading on the Nasdaq Stock Market on December 16, 2002. The historical market prices reported below are those of the AR-CombiMatrix stock which will be redeemed for our common stock on the redemption date. AR-CombiMatrix stock is listed on the Nasdaq National Market System under the symbol "CBMX," and we have applied to list our common stock on the American Stock Exchange following the redemption under the same symbol.

The market for AR-CombiMatrix common stock has historically experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in our industry and the investment markets generally, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of our common stock.

The high and low bid prices for AR-CombiMatrix stock as reported by Nasdaq for the periods indicated are as follows. Such prices are inter-dealer prices without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

	2004				2005				2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
High	$9.30	$6.99	$4.85	$4.39	$4.08	$3.05	$2.60	$2.59	$2.90	$2.75	$1.68
Low	$3.16	$3.10	$2.52	$2.71	$2.14	$2.15	$1.55	$1.29	$1.34	$1.45	$0.96

On December 15, 2006, there were approximately * owners of record of AR-CombiMatrix stock. The majority of the outstanding shares of AR-CombiMatrix stock are held by a nominee holder on behalf of an indeterminable number of ultimate beneficial owners.

DIVIDEND POLICY

To date, we have not declared or paid any cash dividends with respect to our capital stock, and the current policy of the board of directors is to retain earnings, if any, to provide for the growth of CombiMatrix Corporation. Consequently, we do not expect to pay any cash dividends in the foreseeable future. Further, there can be no assurance that our proposed operations will generate revenues and cash flow needed to declare a cash dividend or that we will have legally available funds to pay dividends.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information regarding our executive officers and directors as of December 15, 2006:

Name	Age	Position	Date first elected or appointed

Amit Kumar, Ph.D	41	Chairman, President and Chief Executive Officer, Director	September, 2001

Brooke Anderson, Ph.D	43	Chief Operating Officer, Director	February, 2004

Scott Burell, CPA	41	Chief Financial Officer, Secretary and Treasurer	November, 2006

Andrew McShea, Ph.D	35	Vice President, Biology and Chemistry	February, 2005

Michael Tognotti	33	Vice President, Sales and Marketing	April 4, 2005

Thomas Akin (1)	54	Director	November, 2006

Rigdon Currie (2)	76	Director	November, 2006

John Abeles, MD (3)	61	Director	November, 2006

(1)   Member of our Audit Committee (financial expert), Compensation Committee and Nominating and Governance Committee.
(2)   Member of our Audit Committee, Compensation Committee and Nominating and Governance Committee.
(3)   Member of our Audit Committee, Compensation Committee and Nominating and Governance Committee.

Our directors are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.

BUSINESS EXPERIENCE

The following is a brief account of the education and business experience during at least the past five years of each director and executive officer, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Amit Kumar, Ph.D.
Chief Executive Officer, President & Director

Dr. Kumar has been President and CEO since September 2001, and has been a Director since September 2000. Previously, Dr. Kumar was Vice President of Life Sciences of Acacia Research Corp. (NASDAQ: ACRI). From January 1999 to February 2000, Dr. Kumar was the founding President and Chief Executive Officer of Signature BioSciences, Inc., a life science company developing technology for advanced research in genomics, proteomics and drug discovery. From January 1998 to December 1999, Dr. Kumar was an Entrepreneur in Residence with Oak Investment Partners, a venture capital firm. From October 1996 to January 1998, Dr. Kumar was a Senior Manager at IDEXX Laboratories, Inc., a biotechnology company. From October 1993 to September 1996, Dr. Kumar was Head of Research & Development for Idetek Corporation, which was later acquired by Idexx Laboratories, Inc. Dr. Kumar received his bachelor’s degree in chemistry from Occidental College. After joint studies at Stanford University and the California Institute of Technology, he received his Ph.D. from Caltech in 1991. He also completed a post-doctoral fellowship at Harvard University in 1993. Dr. Kumar also serves as a director of Aeolus Pharmaceuticals.

Brooke Anderson, Ph.D.
Chief Operating Officer & Director

Dr. Anderson has been Chief Operating Officer since February 2004. >From April 2003 through March 2004, Dr. Anderson served as our Vice President, Software Development and Engineering. From April 2000 through April 2003, Dr. Anderson served as our Vice President, Software Development. Dr. Anderson also served as the company’s first President from October 1995 to January 1997. Prior to joining CombiMatrix, Dr. Anderson co-founded Acacia Research Corporation, and from January 1993 to August 1997, served as Acacia’s Vice President, Research and Development. Dr. Anderson received a B.S.E. in nuclear engineering from the University of Michigan in 1985, an M.S. in applied physics from the California Institute of Technology in 1987, and a Ph.D. in computation and neural systems from the California Institute of Technology in 1993.

Scott Burell, CPA (Inactive)
Chief Financial Officer

Mr. Burell was promoted to Chief Financial Officer in November 2006. Previously, he served as Vice President of Finance from November 2001 through November 2006, and as the company’s Controller from February 2000 through November 2001. From May 1999 to February 2001, Mr. Burell served as the Controller for Network Commerce, Inc., a publicly traded technology and infrastructure company located in Seattle. Prior to May 1999, Mr. Burell spent 9 years with Arthur Andersen’s Audit and Business Advisory practice in Seattle. Mr. Burell is a certified public accountant in the state of Washington (currently inactive) and holds Bachelor of Sciences degrees in Accounting and Business Finance from Central Washington University. Mr. Burell is a member of the American Institute and Washington Society of Certified Public Accountants.

Andrew McShea, Ph.D.
Vice President, Biology and Chemistry

Dr. McShea has been with CombiMatrix since 2000, serving as a Senior Scientist and Business Development Manager prior to his current position as Vice President of Biology and Chemistry beginning in 2004. Dr. McShea has over 10 years of experience in the Life Sciences industry, ranging from drug discovery at Novartis and Bristol-Myers Squibb Pharmaceuticals to basic research at the Fred Hutchinson Cancer Research Center in Seattle, Washington. Dr. McShea received his Ph.D. in 1996 studying transplantation immunology at Harvard Medical School and the University of Vienna, Austria. He also holds a B.Sc. in Cell Biology from the University of Wales, UK.

Michael Tognotti
Vice President, Sales and Marketing

Mr. Tognotti has been at CombiMatrix since May 2004. Mr. Tognotti has over 10 years of Life Sciences industry experience. Prior to joining CombiMatrix, Mr. Tognotti was Western Regional Sales Manager for Illumina, a genomic tools developer for the large-scale analysis of genetic variation and function, from March 2001 to May 2004. From 1995 to 2001, Mr. Tognotti served in several senior sales and marketing positions at Fisher Scientific and Operon Technologies. Mr. Tognotti received his Bachelor of Science in Molecular and Cellular Biology from the University of Arizona.

Thomas Akin
Director

Mr. Akin has served as a Director of Acacia Research Corp. since May 1998 and was also a member of our Board prior to the merger with Acacia in December 2002. Mr. Akin has been the Managing General Partner of four private investment funds (Talkot Partners I, Talkot Partners II, LLC, Talkot Crossover Fund, L.P., and Talkot Capital) since 1996. Mr. Akin previously served in a variety of capacities for Merrill Lynch and Co., including Managing Director of Western Regional Sales from 1986 - 1994. Mr. Akin holds a B.A. from the University of California at Santa Cruz and attended the University of California at Los Angeles Graduate School of Business. Mr. Akin also serves as a director of Dynex Capital, Inc.

Rigdon Currie
Director

Mr. Currie has served as a Director of Acacia Research Corporation since January 2003 and was also a member of our Board from March 1997 until the merger with Acacia in December 2002. Since July 1999, Mr. Currie has been an independent venture capital consultant. From February 1993 to July 1998, Mr. Currie was a partner of MK Global Ventures, a venture capital limited partnership. Mr. Currie received a B.S.I.E. from the Georgia Institute of Technology and an M.B.A. from Harvard Business School.

John H. Abeles, MD
Director

Dr. Abeles is the founder of MedVest, Inc., which has provided consulting services to health care and high technology companies since 1980 and where he has served as President since 1982. Since 1998, he has served as Chairman of UniMedica Inc., a web-enabled Medical School education consulting and publishing firm. Since 1992, Dr. Abeles has been the general partner of Northlea Partners, Ltd., an investment and venture capital firm. Since 1998, he has also served as Assistant Professor, Clinical Pharmacology and Therapeutics at the International University of Health Sciences. Dr. Abeles has been a member of the Boards of Directors of the following companies since the date noted: CombiMatrix Molecular Diagnostics, Inc. (1996), DUSA Pharmaceuticals, Inc. (1995), I-Flow Corporation (1987), and Oryx Technology (1989). Since 1997, Dr. Abeles has served as a Director of Higuchi Bio-Science Institute, University of Kansas, and since 2001 has served as Director of College of Chemistry Advisory Board, University of California Dr. Abeles joined our Board of Directors in December 2006, and has served on our CombiMatrix Scientific Advisory Board since June 2006.

FAMILY RELATIONSHIPS

There are no family relationships between any of our company’s directors or executive officers.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of our directors, executive officers, promoters or control persons have been involved in any of the following events during the past five years:

1.  any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.  any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

3.  being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.  being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

COMPENSATION OF DIRECTORS

Directors who are also employees of our company receive no additional compensation from our company for their service as members of the Board. Non-employee directors receive a nondiscretionary grant of options to purchase 30,000 shares of the company’s common stock upon initially joining the Board and will receive annual non-discretionary option grants to purchase 30,000 shares of CombiMatrix stock while serving as members of the Board. All such grants will be priced at an exercise price equal to the closing market price on the date of grant and will vest in four equal quarterly installments over a 12-month period from the grant date.

Non-employee directors receive compensation in the amount of $1,500 per month for their services as members of the Board. In addition, non-employee directors receive $1,000 for each meeting of the Board or of any committee of the Board attended in person, $1,000 for each meeting attended by telephone if the meeting is longer than one hour in length, and $500 for each meeting attended by telephone if the meeting is one hour or less in length, except that no compensation shall be received for each Compensation or Nominating and Governance Committee meeting attended that immediately precedes or follows a meeting of the Board. Directors are also reimbursed for any out-of-pocket expenses incurred in connection with attendance at meetings or committees of the Board and in connection with the performance of Board duties.

BOARD OF DIRECTORS

Our board of directors consists of five directors. In accordance with applicable SEC and the American Stock Exchange rules, the majority of our board of directors is independent. The independent directors are Thomas Akin, Rigdon Currie and John Abeles, MD.

COMMITTEES OF THE BOARD OF DIRECTORS

Pursuant to authority granted in our bylaws, our board of directors has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The membership and function of each committee of our board of directors is described below.

Audit Committee. The members of our Audit Committee are be Messrs. Akin, Currie and Abeles. Our Audit Committee is responsible for reviewing our internal accounting and auditing controls and procedures, reviewing our audit and examination results and procedures and consulting with our management and our independent registered public accounting firm prior to the presentation of our financial statements to stockholders. Among other functions, our Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, and review the independence of our independent registered public accounting firm as a factor in making these determinations.

All members of our Audit Committee will meet the requirements for financial literacy under the applicable rules of Amex. Our board has determined that Mr. Akin is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules of Amex. We believe that all of the members of the Audit Committee meet the independence requirements under applicable SEC and Amex rules. The Audit Committee will operate pursuant to a written charter that satisfies applicable SEC and Amex rules.

Compensation Committee. The members of our Compensation Committee are Messrs. Currie, Akin and Abeles. Our Compensation Committee is responsible for establishing goals and objectives for our chief executive officer and other executive officers and reviewing and making recommendations to our board of directors concerning salaries and incentive compensation for our directors, officers and employees.

Nominating and Governance Committee. The members of our Nominating and Governance Committee are Messrs. Currie, Akin and Abeles. Our Nominating and Governance Committee is responsible for monitoring the size and composition of the Board, considering and making recommendations to the Board with respect to the nominations or elections of directors of the Corporation, developing and recommending to the Board a set of corporate governance principles and overseeing and administering our Code of Ethics.

EXECUTIVE COMPENSATION

EXECUTIVE OFFICER COMPENSATION

The following table sets forth information concerning all cash and non-cash compensation earned for services rendered in all capacities to our company during the last three fiscal years for (a) the company’s Chief Executive Officer and (b) the four most highly compensated executive officers, other than the Chief Executive Officer, whose annual cash compensation exceeded $100,000 in the last fiscal year. The listed individuals are referred to as our "Named Executive Officers."

Summary Compensation Table
			Annual Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Amit Kumar, Ph.D. CEO & President	2003	310,698	57,500	-
	2004	382,993	24,000	-
	2005	398,755	-	-
Jeffrey Oster, Sr. VP Intellectual Property and Associate General Counsel (1)	2003	188,729	-	-
	2004	194,555	-	-
	2005	197,951	-	-
Brooke Anderson, Ph.D, COO	2003	147,566	-	-
	2004	165,558	-	-
	2005	175,362	-	-
Scott Burell, CPA, CFO	2003	132,266	-	-
	2004	148,656	-	-
	2005	154,702	-	-
Andrew McShea, Ph.D VP Biology & Chemistry	2003	103,363	3,370	-
	2004	118,435	-	-
	2005	146,974	-	-

___________________

(1) As of October 4, 2006, Mr. Oster is no longer employed by CombiMatrix Corporation or any of its subsidiaries.

STOCK OPTION GRANTS AND EXERCISES

The following table sets forth information regarding stock options granted to the Named Executive Officers during 2005. No stock appreciation rights were granted to any of the Named Executive Officers during 2005.

OPTION GRANTS IN LAST FISCAL YEAR

	Number of Securities	Percent of Total Options Granted	Exercise or		Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term(1)
Name	Underlying Options Granted (#)	to Employees in Fiscal Year	Base Price ($/Sh)	Expiration Date	5%($)	10%($)
Amit Kumar, Ph.D	90,000(2)	8.92	2.98	5/26/15	168,670	427,442
Brooke Anderson, Ph.D	100,000(2)	9.91	2.98	5/26/15	187,411	474,935
Andrew McShea, Ph.D	20,000(3)	1.98	3.00	3/2/15	37,734	95,625
	61,500(2)	6.09	2.98	5/26/15	115,258	292,085
Scott R. Burell, CPA	41,000(2)	4.06	2.98	5/26/15	76,838	194,723
Jeffrey B. Oster, Ph.D	15,000(2)	1.49	2.98	5/26/15	28,112	71,240
________________________

(1)
The 5% and 10% assumed rates of appreciation are prescribed by the rules and regulations of the Commission and do not represent our estimate or projection of the future trading prices of its common stock. Unless the market price of the common stock appreciates over the option term, no value will be realized from these option grants. Actual gains, if any, on stock option exercises are dependent on numerous factors, including, without limitation, the future performance of our companies, overall business and market conditions, and the optionee’s continued employment with our companies throughout the vesting period and option term, which factors are not reflected in this table.

(2)
The option was granted with respect to shares of AR-CombiMatrix stock at an exercise price equal to the closing price of AR-CombiMatrix stock on the date of grant and has a term of ten years. One-sixth (1/6) of the option shares vested upon completion of six (6) months of service measured from May 26, 2005 with the balance of the option shares vesting in thirty (30) successive equal monthly installments upon the completion of service over the thirty (30) month period measured from May 26, 2005. As of October 4, 2006, Mr. Oster is no longer employed by CombiMatrix Corporation or any of its subsidiaries.

(3)
The option was granted with respect to shares of AR-CombiMatrix stock at an exercise price equal to the closing price of AR-CombiMatrix stock on the date of grant and has a term of ten years. One-sixth (1/6) of the option shares vested upon completion of six (6) months of service measured from February 14, 2005 with the balance of the option shares vesting in thirty (30) successive equal monthly installments upon the completion of service over the thirty (30) month period measured from February 14, 2005.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR END VALUES

The following table provides information, with respect to the Named Executive Officers, concerning the exercise of options to purchase AR-CombiMatrix stock during 2005 and unexercised options held by them at the end of that fiscal year. None of the Named Executive Officers exercised any stock appreciation rights during 2005 and no stock appreciation rights were held by the Named Executive Officers at the end of such year.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES
	Shares Acquired on	Value	Number of Securities Underlying Unexercised Options at 2005 Year-End(#)		Value of Unexercised in-the-Money Options at 2005 Year-End (1)($)
Name	Exercise(#)	Realized(2)($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Amit Kumar, Ph.D	-	-	976,655	235,005	$ -	$ -
Brooke Anderson, Ph.D	-	-	215,748	108,891	$ -	$ -
Andrew McShea, Ph.D	-	-	99,705	78,795	$ -	$ -
Scott R. Burell, CPA	-	-	125,304	44,696	$ -	$ -
Jeffrey B. Oster, Ph.D (3)	-	-	202,359	22,641	$ -	$ -
________________________

(1)
Represents the difference between the exercise price of the options and the average of the closing prices of the AR-CombiMatrix stock on the Nasdaq National Market on December 31, 2005 of $1.53 per share.

(2)	Value realized represents the difference between the exercise price of the options and the value of the underlying securities on the date of exercise.
(3)	As of October 4, 2006, Mr. Oster is no longer employed by CombiMatrix Corporation or any of its subsidiaries.

EMPLOYMENT AGREEMENTS

None.

2006 STOCK INCENTIVE PLAN

Prior to the redemption date, our board of directors plans to adopt and submit to our stockholders for approval our 2006 Stock Incentive Plan. The purpose of our 2006 Stock Incentive Plan is to assist us and our subsidiaries in attracting, motivating, retaining and rewarding our high-quality executives and our other employees, officers, directors, consultants and other service providers, by enabling such persons to acquire or increase an equity interest in the company in order to strengthen the mutuality of interests between such service providers and our stockholders, and providing such service providers with long term performance incentives to expend their maximum efforts in the creation of stockholder value.

Administration

Our 2006 Stock Incentive Plan is to be administered by our board of directors or any committee designated by the board of directors consisting of not less than two directors. However, administration of the 2006 Stock Incentive Plan with respect to persons subject to Section 16 of the Securities and Exchange Act of 1934 shall be done by our compensation committee or another committee that qualifies under the requirements of Section 16. Subject to the terms of our 2006 Stock Incentive Plan, the plan administrator is authorized to select eligible persons to receive awards under the Plan, determine the type, number and other terms and conditions of, and all other matters relating to, awards, prescribe award agreements (which need not be identical for each plan participant), and the rules and regulations for the administration of the 2006 Stock Incentive Plan, construe and interpret the 2006 Stock Incentive Plan and award agreements, and make all other decisions and determinations as the plan administrator may deem necessary or advisable for the administration of our 2006 Stock Incentive Plan. In addition the plan administrator may reduce the exercise price of any outstanding award under the Plan, cancel any outstanding award and the grant in substitution a new award covering the same or a different number of Shares, cash or other valuable consideration (as determined by the plan administrator) or any other action that is treated as a repricing under generally accepted accounting principles.

Eligibility

The persons eligible to receive awards under our 2006 Stock Incentive Plan are the employees, members of our board of directors, consultants and other independent advisers who provide services to us or any related entity. However, only our employees and employees of our subsidiaries or any parent may receive incentive stock options. An employee on leave of absence may be considered as still in the employ of us or a related entity for purposes of eligibility for participation in our 2006 Stock Incentive Plan.

Types of Awards

Our 2006 Stock Incentive Plan will provide for the issuance of stock options, stock appreciation rights, stock awards, share right awards and performance awards. Performance awards may be based on the achievement of certain business or personal criteria or goals, as determined by the plan administrator.

Shares Available for Awards; Annual Per-Person Limitations

The total number of shares of common stock that may be subject to the granting of awards under our 2006 Stock Incentive Plan at any time during the term of the 2006 Stock Incentive Plan shall be equal to 8,100,000 shares, plus an annual increase to be added on the first trading day of January each year, commencing in January 2007 and ending upon termination of the 2006 Stock Incentive Plan, equal to three percent (3%) of the shares of common stock outstanding on each such date (rounded down to the nearest whole share). Notwithstanding the foregoing, with respect to incentive stock options, no more than 30,000,000 shares may be issued under the 2006 Stock Incentive Plan. Shares will become available for issuance under new awards to the extent awards previously granted under our 2006 Stock Incentive Plan (i) are forfeited, expire or otherwise terminate without issuance of shares, (ii) are settled for cash or otherwise do not result in the issuance of shares, or (iii) are exercised by the tender of shares attestation) or (iv) are withheld upon exercise of an award to pay the exercise price or any tax withholding requirements.

Our 2006 Stock Incentive Plan imposes individual limitations on certain awards. Under these limitations, at such time as awards granted under the 2006 Stock Incentive Plan may qualify as "performance-based" compensation pursuant to Section 162(m) of the Internal Revenue Code, then during any fiscal year, no participant may be granted stock options or stock appreciation rights with respect to more than 2,000,000 shares and no participant may be granted stock or share right awards with respect to more than 2,000,000 shares, subject to adjustment upon certain changes in our capitalization. The maximum dollar value that may be paid out to any participant for any performance award with respect in any calendar year is $5,000,000.

In the event that any stock dividend, recapitalization, forward or reverse split, reorganization, merger, combination, share exchange or other similar corporate transaction or event affects the shares of our common stock, appropriate adjustment will be made by the plan administrator to (i) the maximum number, type and/or class of securities that may be issued under the 2006 Stock Incentive Plan and the maximum number of shares that may be issued pursuant to incentive stock options, (ii) the number type and/or class of shares by which award limitations are measured, as described in the preceding paragraph, (iii) the number type and/or class of shares subject to or deliverable in respect of outstanding awards, (iv) the number type and/or class of shares subject to or deliverable in respect of the automatic option grant program for non-employee directors, (v) the exercise price, grant price or purchase price relating to any award or the provision for payment of cash or other property in respect of any outstanding award, and (v) any other aspect of any award that the plan administrator determines to be appropriate.

Stock Options and Stock Appreciation Rights

The plan administrator is authorized to grant stock options, including both incentive stock options, which can result in potentially favorable tax treatment to the recipient, and non-qualified stock options, and stock appreciation rights entitling the recipient to receive the amount by which the fair market value of a share of common stock on the date of exercise exceeds the grant price of the stock appreciation right. The exercise price per share subject to an option and the grant price of a stock appreciation rights are determined by the plan administrator, but in the case of a stock option must not be less than the fair market value of a share of common stock on the date of grant. For purposes of our 2006 Stock Incentive Plan, the term "fair market value" means the fair market value of our common stock, awards or other property as determined by the plan administrator or under procedures established by the plan administrator. Unless otherwise determined by the plan administrator, the fair market value of a share of our common stock as of any given date shall be the closing sales price per share of common stock as reported on the principal stock exchange or market on which the common stock is traded on the date as of which such value is being determined or, if there is no sale on that date, then on the last previous day on which a sale was reported. The maximum term of each option or stock appreciation right, the times at which each option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised options or stock appreciation rights at or following termination of service generally are fixed by the plan administrator, except that no stock option may have a term exceeding ten years. Methods of exercise and settlement and other terms of the stock options and stock appreciation rights are determined by the plan administrator. The plan administrator determines the methods in which the exercise price of options awarded under the 2006 Stock Incentive Plan may be paid, which may include cash, shares, other awards or other property (including, to the extent permitted by law, loans to participants) or a cashless exercise procedure.

Restricted Stock and Stock Units

The plan administrator is authorized to grant shares of stock, including restricted stock, and share right awards. Restricted stock is a grant of shares of common stock which may not be sold or disposed of, and which may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period specified by the plan administrator. A participant granted restricted stock generally has all of the rights of a stockholder, unless otherwise determined by the plan administrator. A share right award confers upon a participant the right to receive shares of common stock at the end of a specified period, subject to possible forfeiture of the award in the event of certain terminations of employment prior to the end of such specified period. Prior to settlement, a share right award carries no voting or dividend rights or other rights associated with share ownership.

Performance Awards

The plan administrator is authorized to grant performance awards to participants on terms and conditions established by the plan administrator. The performance criteria to be achieved during any performance period and the length of the performance period is determined by the plan administrator upon the grant of the performance award. Performance awards may be valued by reference to a designated number of shares of common stock or by reference to a designated amount of property including cash. Performance awards may be settled by delivery of cash, shares or other property, or any combination thereof, as determined by the plan administrator. Performance awards granted to persons whom the plan administrator expects will, for the year in which a deduction arises, be "covered employees" (as described below) will, if and to the extent intended by the plan administrator, be subject to provisions that should qualify such awards as "performance based compensation" not subject to the limitation on tax deductibility under Section 162(m) of the Internal Revenue Code. For purposes of Section 162(m), the term "covered employee" means our chief executive officer and each other person whose compensation is required to be disclosed in our filings with the Securities and Exchange Commission by reason of that person being among our four highest compensated officers as of the end of a taxable year. If and to the extent required under Section 162(m) of the Code, any power or authority relating to a performance award intended to qualify under Section 162(m) is to be exercised by the plan administrator and not the board of directors.

If and to the extent that the plan administrator determines that these provisions of our 2006 Stock Incentive Plan are to be applicable to any award, one or more of the following business criteria, on a consolidated basis, and/or for our subsidiaries, or for our business or geographical units and/or a related entity (except with respect to the total stockholder return and earnings per share criteria), shall be used by the plan administrator in establishing performance goals for awards under our 2006 Stock Incentive Plan: (1) earnings per share; (2) revenues or margins; (3) cash flow; (4) operating margin; (5) return on net assets, investment, capital, or equity; (6) direct contribution; (7) net income; pretax earnings; (8) earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings after interest expense and before extraordinary or special items; operating income; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans of the company; (9) working capital; (10) management of fixed costs or variable costs; (11) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (12) total shareholder return; and (13) debt reduction. Any of the above goals may be determined on a relative or absolute basis or as compared to the performance of a published or special index deemed applicable by the plan administrator. The plan administrator may, in its discretion, determine that the amount payable as a performance award will be reduced from the amount of any potential award.

Transferability

Awards granted under our 2006 Stock Incentive Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except to the extent expressly permitted by the plan administrator in the award agreement.

Acceleration of Vesting; Change in Control

The plan administrator may, in its discretion, accelerate the exercisability, the lapsing of restrictions or the expiration of deferral or vesting periods of any award, including if we undergo a "change in control", as defined in our 2006 Stock Incentive Plan.

Amendment and Termination

The board of directors may amend, alter, suspend, discontinue or terminate our 2006 Stock Incentive Plan without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration that increases the shares reserved for issuance under the plan or increases the classes of participants eligible under the plan or if such approval is required by applicable law or regulation. Our 2006 Stock Incentive Plan will terminate on the earliest of (i) the tenth anniversary of the effective date of the Plan, (ii) the tenth anniversary of the date of stockholder approval of the Plan; (iii) the date that all shares under the Plan have been issued and are fully vested and (iv) the termination of all outstanding awards in connection with a change in control. Awards outstanding upon expiration of our 2006 Stock Incentive Plan shall remain in effect until they have been exercised or terminated, or have expired.

401(k) Plan

We maintain a retirement and deferred savings plan for our employees. The retirement and deferred savings plan is intended to qualify as a tax-qualified plan under Section 401 of the Code. The retirement and deferred savings plan provides that each participant may contribute up to 60% of his or her pre-tax compensation, up to a statutory limit, which is $15,000 in calendar year 2005 except for employees over 50 years of age, for whom the limit is $20,000. Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of the company’s Board of Directors currently consists of Thomas Akin, Rigdon Currie and John Abeles, M.D. None of these individuals was an officer or employee of the company at any time during 2005 or at any other time. No current executive officer of the company has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the company’s Board of Directors or Compensation Committee.

EQUITY COMPENSATION PLAN INFORMATION

In connection with the split off, all outstanding stock options for the purchase of AR-CombiMatrix stock under the employee benefit plans of Acacia will accelerate and terminate. As of December 15, 2006, options for - 2,061,919 shares that are not currently vested will fully vest upon the split off, because the split off will be deemed to constitute a change in control for purposes of the various option plans to which the options were originally granted. As of September 30, 2006, there are approximately 8.6 million shares of AR-CombiMatrix stock subject to outstanding stock options at exercise prices ranging from $1.33 to $24.00, with a weighted average exercise price of $5.70. No further options will be granted under any of the AR-CombiMatrix equity compensation plans.

AR-CombiMatrix stock options to purchase 3,458 shares of AR-CombiMatrix common stock issued to a former employee and a former consultant will be assumed under our 2006 Stock Incentive Plan. The assumed options were granted under the CombiMatrix Corporation 2000 Stock Awards Plan (which was later incorporated into the 2002 CombiMatrix Stock Incentive Plan), however, in general, the material terms of the options are the same. The exercise prices of these options range from $12.00 to $18.00, with a weighted average exercise price of $14.53. The options generally have a maximum term of ten years and are currently vested. The exercise price of these options represents the fair market value of the underlying stock when granted.

Historical

The following table provides information as of December 31, 2005, with respect to our common shares issuable under the equity compensation plans of Acacia Research Corporation related to AR-CombiMatrix stock. Please review this information in light of the effect of the redemption upon such plans, as described below.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options	(b) Weighted average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
2002 CombiMatrix Stock Incentive Plan(1)	6,925,000	$6.82	2,166,000
Equity compensation plans not approved by security holders(2)	-	-	-
Total	6,925,000	$6.82	2,166,000
________________________

(1)
Our 2002 CombiMatrix Stock Incentive Plan, as amended, or the CombiMatrix Plan, allows for the granting of stock options and other awards to eligible individuals, which generally includes directors, officers, employees and consultants. The CombiMatrix Plan does not segregate the number of securities remaining available for future issuance among stock options and other awards. The shares authorized for future issuance represents the total number of shares available through any combination of stock options or other awards. The share reserve under the CombiMatrix Plan automatically increases on the first trading day in January each calendar year by an amount equal to three percent (3%) of the total number of shares of our AR-CombiMatrix stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 600,000 shares and in no event will the total number of shares of common stock in the share reserve (as adjusted for all such annual increases) exceed twenty million shares. See Note 12 to our consolidated financial statements for additional information regarding our existing stock option award plans.

(2)	We have not authorized the issuance of equity securities under any plan not approved by security holders.

Pro Forma

Upon redemption, 3,458 options granted under the 2000 Stock Awards Plan will be converted to an option under the CombiMatrix Corporation 2006 Stock Incentive Plan to acquire one share of our common stock for each share of AR-CombiMatrix stock available under the 2000 Stock Awards Plan. The following table provides pro forma information about our common shares that would have been issuable under the CombiMatrix Corporation 2006 Stock Incentive Plan if the redemption had occurred on December 31, 2005.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options	(b) Weighted average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
CombiMatrix Corporation 2006 Stock Incentive Plan	3,458	$14.53	8,103,458
Equity compensation plans not approved by security holders	-	-	-
Total	3,458	$14.53	8,103,458

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On or about December 14, 2006, Amit Kumar, our Chief Executive Officer, President and Director, purchased from Acacia Research Corporation in a direct public offering, 250,000 units, each unit consisting of one share of AR-CombiMatrix stock and a warrant to purchase one and two-tenths shares of AR-CombiMatrix stock. The units were sold at a purchase price of $1.02 per unit, based upon a market price of $0.87 per share of AR-CombiMatrix stock, for a total purchase price of $255,000. Each warrant is exercisable at a price of $0.87 per share until December 13, 2011. Following the split-off, Dr. Kumar, together with the other holders of the warrants, will have the right to exercise the warrants for shares of common stock of CombiMatrix Corporation under the same terms and conditions. In addition, following the split off, he will have the right to require the company to register for resale the shares of our common stock issuable in exchange for the warrants and to keep such registration statement effective until such shares are sold by Dr. Kumar. The shares of AR-CombiMatrix stock that may be acquired by Dr. Kumar upon exercise of the warrants are included in the beneficial ownership table below.

Pursuant to our Code of Business Conduct and Ethics, our officers and directors are not permitted to enter into any binding agreements with our company without the prior consent of the Board of Directors. The Board of Directors as a whole is responsible for applying this process. Any request to enter into a binding agreement with an officer or director is evaluated and approved by the entire Board of Directors. A copy of our Code of Business Conduct and Ethics is available at our website at www.combimatrix.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the separation, all of the outstanding shares of CombiMatrix Corporation common stock are and will be held beneficially and of record by Acacia Research Corporation. The following table sets forth information concerning expected beneficial ownership of the CombiMatrix Corporation common stock after giving effect to the separation by:

•	each person or entity known to us who will beneficially own more than 5% of the outstanding shares of CombiMatrix Corporation common stock;

•	each person who we currently know will be one of its directors or named executive officers at the time of the separation; and

•	as a group, all persons who we currently know will be the directors and executive officers of CombiMatrix Corporation at the time of the separation.

The following information:

•
gives effect to the separation for the percentage ownership information as if it had occurred on December 15, 2006;in the case of percentage ownership information, assumes that immediately after the separation there are 52,365,810 shares of CombiMatrix Corporation common stock outstanding, which is the number that would have been outstanding if the separation had occurred on December 15, 2006;

•	reflects a redemption ratio of one share of CombiMatrix Corporation common stock for each share of AR-CombiMatrix stock held by persons listed in the table below;

•
gives effect to the conversion, at an assumed conversion ratio of one to one, of each option to purchase shares of AR-CombiMatrix stock issued under employee stock incentive plans and outstanding on the date of the separation into an option on substantially the same terms to purchase shares of CombiMatrix Corporation common stock.

The actual number of shares of CombiMatrix Corporation common stock outstanding as of the date of the separation may differ to the extent that outstanding stock options are exercised between December 15, 2006, and the date of the redemption and to the extent the assumed distributions and conversion ratios differ from the actual ratios.

Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Directors and Executive Officers(2)
Amit Kumar, Ph.D. (3)	1,786,378	3.32%
Brooke Anderson, Ph.D. (4)	521,306	*
Scott Burell, CPA (5)	175,683	*
Andrew McShea, Ph.D. (6)	173,937	*
Thomas Akin (7)	248,222	*
Rigdon Currie (8)	142,500	*
John Abeles, MD (9)	2,499	*
All Directors and Executive Officers as a Group (eight persons) (10)	3,050,525	5.60%
_____________________
*Less than 1%

(1)
The percentage of shares beneficially owned is based on 52,365,810 shares of AR-CombiMatrix stock outstanding as of December 1, 2006. Beneficial ownership is determined under rules and regulations of the Commission. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days after December 15, 2006, are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, we believe that such persons have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

(2)	The address for each of the directors and executive officers is CombiMatrix Corporation’s principal offices, CombiMatrix Corp., 6500 Harbour Heights Pkwy, Suite 301, Mukilteo, WA 98275.

(3)
Includes 1,207,764 shares of AR-CombiMatrix stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of December 15, 2006, and 300,000 shares of AR-CombiMatrix stock issuable upon exercise of warrants that are currently exercisable.

(4)
Includes 315,911 shares of AR-CombiMatrix stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of December 15, 2006, and 28,800 shares of AR-CombiMatrix stock issuable upon exercise of warrants that are currently exercisable.

(5)	Includes 175,663 shares of AR-CombiMatrix stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of December 15, 2006.

(6)	Includes 173,937 shares of AR-CombiMatrix stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of December 15, 2006.

(7)
Includes 129,736 shares of AR-CombiMatrix stock held by Talkot Crossover Fund, L.E. and 118,486 shares of AR - CombiMatrix stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of February 23, 2006. Mr. Akin serves as managing general partner of Talkot Crossover Fund, L.E.

(8)	Includes 142,500 shares of AR-CombiMatrix stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of December 15, 2006.

(9)	Includes 2,499 shares of AR-CombiMatrix stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of December 15, 2006.

(10)	Includes 2,805,610 shares of AR-CombiMatrix stock issuable upon exercise of options and warrants that are currently exercisable or will become exercisable within 60 days of December 15, 2006.

EXPERTS

The financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report (which contains an emphasis of a matter paragraph due to management’s anticipation that the Company will require additional financing to continue as a going concern as described in Note 16 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2005 and September 30, 2006 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006 (unaudited)	F-4
Consolidated Statements of Allocated Net Worth for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2006 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CombiMatrix Corporation:

"In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, statements of allocated net worth and statements of cash flows present fairly, in all material respects, the financial position of CombiMatrix Corporation and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion."

As discussed in Note 16 to the consolidated financial statements, management anticipates that the Company will require additional financing in the foreseeable future to continue as a going concern.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington
March 16, 2006, except for Note 16, which is as of December 22, 2006.

COMBIMATRIX CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

				Pro Forma
	December 31,		September 30,	September 30,
	2004	2005	2006	2006
			(unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$2,985	$5,718	$2,728
Available-for-sale investments	20,727	14,547	6,027
Accounts receivable	343	911	1,287
Inventory	172	570	474
Prepaid expenses and other assets	57	139	148

Total current assets	24,284	21,885	10,664

Property and equipment, net	2,330	2,363	2,070
Patents, net	9,021	7,926	7,104
Goodwill	19,424	18,859	16,918
Other assets	329	1,560	2,668

	$55,388	$52,593	$39,424

LIABILITIES AND ALLOCATED NET WORTH

Current liabilities:
Accounts payable, accrued expenses and other	$1,964	$2,483	$2,459
Current portion of deferred revenues	66	165	407
Payable to Acacia Technologies group	119	52	474

Total current liabilities	2,149	2,700	3,340	$3,340

Deferred income taxes	2,112	1,975	-	-
Deferred revenues, net of current portion	3,893	1,439	1,145	1,145
Other liabilities	406	1,381	719	-

Total liabilities	8,560	7,495	5,204	4,485

Commitments and contingencies (Note 9)

Allocated net worth:
Preferred stock; $0.001 par value; 30,000,000 shares authorized;
none issued and outstanding, pro forma				$-
Common stock; $0.001 par value; 180,000,000 shares authorized;
41,405,798 issued and outstanding, pro forma				414
Additional paid-in capital				34,525
Net allocations from Acacia Research Corporation	159,056	169,727	174,307	-
Accumulated net losses	(112,228)	(124,629)	(140,087)	-

Total allocated net worth	46,828	45,098	34,220	34,939

	$55,388	$52,593	$39,424	$39,424

The accompanying notes are an integral part of these financial statements.

COMBIMATRIX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

				For the Nine Months
	For the Years Ended December 31,			Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)
Revenues:
Collaboration agreements	$-	$17,302	$2,266	$-	$-
Government contract	-	1,993	3,849	2,985	1,563
Service contracts	49	116	153	108	268
Products	407	230	1,765	1,296	3,050

Total revenues	456	19,641	8,033	4,389	4,881

Operating expenses:
Cost of government contract revenues	-	1,874	3,683	2,820	1,476
Cost of product sales	99	173	820	635	973
Research and development expenses	8,564	5,385	5,783	4,082	7,380
Marketing, general and administrative expenses	9,820	9,902	9,827	7,345	9,691
Patent amortization and royalties	1,178	1,234	1,312	951	1,075
Legal settlement charges (gains)	144	812	(406)	(406)	-
Equity in loss of investees	-	17	352	202	786
Goodwill impairment	-	-	565	-	-

Total operating expenses	19,805	19,397	21,936	15,629	21,381

Operating income (loss)	(19,349)	244	(13,903)	(11,240)	(16,500)

Other income (expense):
Interest income	214	330	523	328	429
Interest expense	-	-	-	-	-
Loss on sale of interest in subsidiary	-	-	-	-	(84)
Warrant gains (charges)	-	-	812	163	663

Total other income	214	330	1,335	491	1,008

Income (loss) from operations before income taxes
and minority interests	(19,135)	574	(12,568)	(10,749)	(15,492)
Benefit for income taxes	136	136	167	133	34

Income (loss) from operations before minority interests	(18,999)	710	(12,401)	(10,616)	(15,458)
Minority interests	30	-	-	-	-

Net income (loss)	$(18,969)	$710	$(12,401)	$(10,616)	$(15,458)

Unaudited pro forma basic and diluted net loss per share			$(0.24)		$(0.30)

Unaudited pro forma basic and diluted weighted average
common shares outstanding			52,365,810		52,365,810

The accompanying notes are an integral part of these financial statements.

COMBIMATRIX CORPORATION
CONSOLIDATED STATEMENTS OF ALLOCATED NET WORTH
(In thousands)

	Net Allocations
	from Acacia Research	Accumulated	Total Allocated
	Corporation	Net Losses	Net Worth

Balances, December 31, 2002	$129,286	$(93,969)	$35,317
Net income (loss)	-	(18,969)	(18,969)
Net allocations from Acacia Research Corporation	9,389	-	9,389

Balances, December 31, 2003	138,675	(112,938)	25,737
Net income (loss)	-	710	710
Net allocations from Acacia Research Corporation	20,381	-	20,381

Balances, December 31, 2004	159,056	(112,228)	46,828
Net income (loss)	-	(12,401)	(12,401)
Net allocations from Acacia Research Corporation	10,671	-	10,671

Balances, December 31, 2005	169,727	(124,629)	45,098
Net income (loss) (unaudited)	-	(15,458)	(15,458)
Net allocations from Acacia Research Corporation (unaudited)	4,580	-	4,580

Balances, September 30, 2006 (unaudited)	$174,307	$(140,087)	$34,220

The accompanying notes are an integral part of these financial statements.

COMBIMATRIX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

				For the Nine Months
	For the Years Ended December 31,			Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)
Operating activities:
Net income (loss) from operations	$(18,969)	$710	$(12,401)	$(10,616)	$(15,458)
Adjustments to reconcile net income (loss) from operations
to net cash used in operating activities:
Depreciation and amortization	2,409	2,200	2,183	1,631	1,507
Minority interests	(30)	-	-	-	-
Goodwill impairment	-	-	565	-	-
Non-cash stock compensation	1,655	754	(159)	(146)	1,756
Deferred taxes	(136)	(136)	(137)	(103)	(34)
Legal settlement charges (gains)	144	812	(406)	(406)	-
Warrant (charges) gains	-		(812)	(163)	(663)
Loss from equity investments	-	17	352	202	786
Loss on sale of interest in subsidiary	-	-	-	-	84
Other	(49)	43	(79)	(77)	218
Changes in assets and liabilities:
Accounts receivable	379	(154)	(568)	(511)	(393)
Inventory, prepaid expenses and other assets	169	135	(179)	(129)	83
Accounts payable, accrued expenses and other	(715)	481	353	342	637
Deferred revenues	11,233	(16,446)	(2,355)	22	1

Net cash used in operating activities	(3,910)	(11,584)	(13,643)	(9,954)	(11,476)

Investing activities:
Purchase of property and equipment	(83)	(810)	(1,325)	(1,097)	(495)
Purchase of available-for-sale investments	(32,714)	(50,143)	(36,771)	(19,536)	(1,021)
Sale of available-for-sale investments	30,801	42,755	43,086	32,910	9,551
Purchase of additional interest in equity method investee	-	(250)	(1,600)	(1,100)	(1,400)
Sale of interest in subsidiary	-	-	-	-	(369)

Net cash provided by (used in) investing activities	(1,996)	(8,448)	3,390	11,177	6,266

Financing activities:
Net cash flows transferred from Acacia Research Corporation	6,435	19,227	12,914	12,969	2,220

Effect of exchange rate on cash	(13)	(17)	72	35	-

(Decrease) increase in cash and cash equivalents	516	(822)	2,733	14,227	(2,990)

Cash and cash equivalents, beginning	3,291	3,807	2,985	2,985	5,718

Cash and cash equivalents, ending	$3,807	$2,985	$5,718	$17,212	$2,728

Supplemental disclosure of cash flow and non-cash activities:
Cash paid for interest and taxes	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

COMBIMATRIX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    OVERVIEW AND BACKGROUND

CombiMatrix Corporation (the "Company", "we", "us" and "our") was originally incorporated in October 1995 as a California corporation and later reincorporated as a Delaware corporation in September 2000. On December 13, 2002 (the "Merger Date"), we merged with and became a wholly owned subsidiary of Acacia Research Corporation ("Acacia"). Also on the Merger Date, Acacia entered into a recapitalization transaction whereby Acacia created two classes of registered common stock called Acacia Research-CombiMatrix common stock ("AR-CombiMatrix stock") and Acacia Research-Acacia Technologies common stock ("AR-Acacia Technologies stock") and divided its existing Acacia common stock into shares of the two new classes of common stock. The AR-CombiMatrix stock was intended to reflect separately the performance of CombiMatrix Corporation and its subsidiaries, referred to as "the CombiMatrix group", whereas the AR-Acacia Technologies stock was intended to reflect separately the performance of Acacia’s technology business, referred to as "the Acacia Technologies group." Immediately following the Merger Date, the Company had 1,000 shares of common stock authorized and 100 shares issued and outstanding, all of which were owned by Acacia.

On January 9, 2006, Acacia announced its intent to split-off the Company from Acacia as an independent public company. As a result, we intend to register with the U.S. Securities and Exchange Commission ("SEC") our common stock under the Securities Act of 1934 so that upon the effectiveness of the registration statement (the "Redemption Date"), all currently issued and outstanding shares of AR-CombiMatrix stock will be redeemed and exchanged for an equivalent number of shares of our common stock, which will be publicly traded. Immediately prior to the Redemption Date, we will execute a stock split of the 100 shares of CombiMatrix Corporation owned by Acacia so that the new number of registered CombiMatrix Corporation common shares will be equivalent to the number of shares of AR-CombiMatrix stock issued and outstanding as of the Redemption Date. Following the Redemption Date, we will apply to list our registered shares of common stock for trading on the American Stock Exchange (AMEX) or another national stock exchange and we will no longer be an affiliate of Acacia. This transaction is predicated upon successful completion of the required SEC filings.

Description of the Company

We have and continue to develop proprietary technologies, products and services in the areas of drug development, genetic analysis, molecular diagnostics, nanotechnology research, defense and homeland security applications, as well as other potential markets where our products could be utilized. Among the technologies we have developed is a platform technology to rapidly produce customizable arrays, which are semiconductor-based tools for use in identifying and determining the roles of genes, gene mutations and proteins. This technology has potential applications in the areas of genomics, proteomics, biosensors, drug discovery, drug development, diagnostics, combinatorial chemistry, material sciences and nanotechnology. Other technologies include proprietary molecular synthesis and screening methods for the discovery of potential new drugs. CombiMatrix Molecular Diagnostics, Inc. ("CMDX"), a wholly owned subsidiary of the Company located in Irvine, California, is exploring opportunities for our arrays in the field of molecular diagnostics. CombiMatrix K.K., a former wholly owned Japanese corporation located in Tokyo, Japan, has existed for the purposes of exploring opportunities for our array system with pharmaceutical and biotechnology companies in the Asian market. In January of 2006, we sold 67% of our ownership interest in CombiMatrix K.K. to a third party (see Note 5).

Basis of Presentation

The consolidated financial statements included herein include the assets, liabilities, operating results and cash flows of the Company using Acacia’s historical bases in the assets and liabilities and the historical results of operations of the Company. Historical allocated net worth represents the net allocations by Acacia to us for equity transactions of Acacia that have been attributed to the Company as well as the accumulation of our net losses.

The consolidated financial statements include allocations of certain Acacia corporate expenses, including governance, legal, accounting, insurance services, management of treasury and other Acacia corporate and infrastructure costs. The expense allocations have been determined on bases that Acacia and the Company considered to be a reasonable reflection of the utilization of services provided or the benefit received by us. However, the financial information included herein may not reflect the consolidated financial position, operating results, changes in stockholder’s equity and cash flows of the Company in the future or what they would have been had we been a separate, stand-alone entity during the periods presented. Direct salaries, payroll taxes and fringe benefits incurred by Acacia are allocated to Acacia’s reporting groups based on the percentage of actual time incurred by specific employees to total annual time available and direct costs including, postage, insurance, legal fees, accounting and tax and other are allocated to the groups based on specific identification of costs incurred on behalf of each group. Other direct costs, including direct depreciation expense, computer costs, general office supplies and rent are allocated to the groups based on the ratio of direct salaries to total salaries. Indirect costs, including indirect salaries and benefits, investor relations, rent, general office supplies and indirect depreciation are allocated to the groups based on the ratio of direct salaries for each group to total direct salaries. For the years ended December 31, 2003, 2004 and 2005, and for the nine months ended September 30, 2005 and 2006, corporate expenses totaling $894,000, $689,000, $498,000, $373,000 and $378,000, respectively, were allocated to us by Acacia.

The unaudited interim consolidated financial statements and footnotes as of September 30, 2005 and 2006 have been prepared in accordance with generally accepted accounting principles and include all adjustments of a normal recurring nature which, in the opinion of management, are necessary for a fair statement of our financial position as of September 30, 2006, and the results of our operations and our cash flows for the interim periods presented. The results of operations for the nine months ended September 30, 2006, are not necessarily indicative of the results to be expected for the entire year.

Liquidity and Risks

We have a history of incurring net losses and net operating cash flow deficits. We are also deploying new and unproven technologies and continue to develop commercial products. We have several ongoing long-term development projects that involve experimental technology and may require several years and substantial expenditures to complete. We believe that our cash and cash equivalent balances, anticipated cash flows from operations and other external sources of available credit will be sufficient to meet our cash requirements through September 30, 2007. In order for the Company to continue as a going concern beyond this point, we will be required to obtain capital from external sources. However, there can be no assurances that additional sources of financing, including the issuance of debt and/or equity securities will be available at times and at terms acceptable to us. The issuance of equity securities will also cause dilution to our shareholders. If external financing sources of financing are not available or are inadequate to fund our operations, we will be required to reduce operating costs including research projects and personnel, which could jeopardize the future strategic initiatives and business plans of the Company. For example, reductions in research and development activities and/or personnel at our Mukilteo, Washington facility could result in the inability to invest the resources necessary to continue to develop next-generation products and improve existing product lines in order to remain competitive in the marketplace, resulting in reduced revenues and cash flows from the sales of our CustomArray products and services. Also, reduction in operating costs at our diagnostics subsidiary in Irvine, California, (CMDX), should they occur, could jeopardize its ability to launch, market and sell additional products and services necessary in order to grow and sustain its operations and eventually achieve profitability.

Our business operations are also subject to certain risks and uncertainties, including:

•	market acceptance of products and services;

•	technological advances that may make our products and services obsolete or less competitive;

•	increases in operating costs, including costs for supplies, personnel and equipment;

•	the availability and cost of capital;

•	general economic conditions; and

•	governmental regulation that may restrict our business.

Historically, we have been substantially dependent on arrangements with strategic partners and have relied upon payments by our partners for a significant component of our working capital. We intend to enter into additional strategic partnerships to develop and commercialize future products. However, there can be no assurance that we will be able to implement our future plans. Failure to achieve our plans would have a material adverse effect on our ability to achieve our intended business objectives. Our success also depends on our ability to protect our intellectual property, the loss thereof or our failure to secure the issuance of additional patents covering elements of our business processes could materially harm our business and financial condition. The patents covering our core technology begin to expire in 2018.

Our products and services are concentrated in a highly competitive market that is characterized by rapid technological advances, frequent changes in customer requirements and evolving regulatory requirements and industry standards. Failure to anticipate or respond adequately to technological advances, changes in customer requirements, changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of planned products or services, could have a material adverse effect on our business and operating results. No adjustment has been made to these consolidated financial statements as a result of these changes.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles and Fiscal Year End. The consolidated financial statements and accompanying notes are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. We have a December 31 year-end.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company and our wholly owned and majority-owned subsidiaries. Investments for which we possesses the power to direct or cause the direction of the management and policies, either through majority ownership or other means, are accounted for under the consolidation method. Material intercompany transactions and balances have been eliminated in consolidation. Investments in companies in which we maintain an ownership interest of 20% to 50% or exercise significant influence over operating and financial policies are accounted for under the equity method. The cost method is used where we maintain ownership interests of less than 20% and do not exercise significant influence over the investee. The Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” (“FIN 46R), generally stipulates that an entity is a variable interest entity, or VIE, if it does not have sufficient equity investment at risk, or if the holders of the entity's equity instruments lack the essential characteristics of a controlling financial interest. FIN 46R requires that the holder subject to a majority of the risk of loss from a VIE's activities must consolidate the VIE. However, if no holder has a majority of the risk of loss, then a holder entitled to receive a majority of the entity's residual returns would consolidate the entity.

Revenue Recognition. We recognize revenue in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104") and related authoritative pronouncements. Revenues from multiple-element arrangements are accounted for in accordance with Emerging Issues Task Force ("EITF") Issue 00-21, "Revenue Arrangements with Multiple Deliverables." Revenue is recognized when (i) persuasive evidence of an arrangement exists, (ii) all obligations have been performed pursuant to the terms of the agreement, (iii) amounts are fixed or determinable and (iv) collectibility of amounts is reasonably assured.

Revenues from multiple-element arrangements involving license fees, up-front payments, milestone payments, products and/or services, which are received and/or billable by us in connection with other rights and services that represent continuing obligations of ours, are deferred until all of the elements have been delivered or until we have established objective and verifiable evidence of the fair value of the undelivered elements.

Revenues from government grants and contracts are recognized in accordance with Accounting Research Bulletin ("ARB") No. 43, "Government Contracts," and related pronouncements, such as Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Accordingly, revenues are recognized under the percentage-of-completion method of accounting, using the cost-to-cost approach to measure completeness at each reporting period. Under the percentage-of-completion method of accounting, contract revenues and expenses are recognized in the period that work is performed based on the percentage of actual incurred costs to total contract costs. Actual contract costs include direct charges for labor and materials and indirect charges for labor, overhead and certain general and administrative charges. Contract change orders and claims are included when they can be reliably estimated and are considered probable. For contracts that extend over a one-year period, revisions in contract cost estimates, if they occur, have the effect of adjusting current period earnings applicable to performance in prior periods. Should current contract estimates indicate an overall future loss to be incurred, a provision is made for the total anticipated loss in the current period.

Revenue from the sale of products and services, including shipping and handling fees, are recognized when delivery has occurred or services have been rendered.

Deferred revenues arise from payments received in advance of the culmination of the earnings process. Deferred revenues expected to be recognized within the next twelve months are classified within current liabilities. Deferred revenues will be recognized as revenue in future periods when the applicable revenue recognition criteria as described above are met.

Cash and Cash Equivalents. We consider all highly liquid, short-term investments with original maturities of three months or less when purchased to be cash equivalents.

Short-term Investments. Our short-term investments are held in a variety of interest bearing instruments including high-grade corporate bonds, money market accounts and other high-credit quality marketable securities. Investments in securities with original maturities of greater than nine months and less than one year and other investments representing amounts that are available for current operations are classified as short-term investments. Investments are classified in accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Investments are classified as available-for-sale, which are reported at fair value with related unrealized gains and losses in the value of such securities recorded as a component of allocated net worth until realized. The fair value of our investments is determined by quoted market prices. Realized and unrealized gains and losses are recorded based on the specific identification method. For investments classified as available-for-sale, unrealized losses that are other than temporary are recognized in net loss. An impairment is deemed other than temporary unless (a) we have the ability and intent to hold an investment for a period of time sufficient for recovery of its carrying amount and (b) positive evidence indicating that the investment’s carrying amount is recoverable within a reasonable period of time outweighs any evidence to the contrary. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, the carrying amount of the investment is recoverable within a reasonable period of time. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income (expense). Interest and dividends on all securities are included in interest income.

At December 31, 2005 and September 30, 2006, we held $8,479,000 and $3,025,000 (unaudited), respectively, of short-term investments consisting of auction rate securities classified as available-for-sale. Our investments in these securities are recorded at cost, which approximates fair market value due to their variable interest rates, which typically reset every 7 to 35 days. Despite the long-term nature of their stated contractual maturities, we have the ability to quickly liquidate these securities and as a result, we had no cumulative gross unrealized holding gains (losses) or gross realized gains (losses) from these investments. All income generated from these investments was recorded as interest income.

Concentration of Credit Risks. Financial instruments that potentially subject the Company to concentrations of credit risk are cash equivalents and short-term investments. We position our cash equivalents and short-term investments primarily in investment grade, short-term debt instruments. Cash equivalents are invested in deposits with certain financial institutions and may, at times, exceed federally insured limits. We have not experienced any significant losses on our deposits of cash and cash equivalents.

Collaboration agreement revenues recognized by us for the years ended December 31, 2004 and 2005 relate to our collaborative research and development agreements with Roche Diagnostics, GmbH ("Roche") and Toppan Printing, Ltd. ("Toppan"), respectively. Government contract revenues recognized by us for all periods presented relate to our ongoing contracts with the Department of Defense regarding our electrochemical and microfluidics technologies. At December 31, 2004 and 2005 and at September 30, 2006, accounts receivable due from the Department of Defense included $248,000, $537,000 and $237,000 (unaudited), respectively. For the years ended December 31, 2003, 2004 and 2005, and for the nine months ended September 30, 2005 and 2006, 100%, 45%, 18%, 7.7% (unaudited) and 4% (unaudited) of our array product and service revenues, respectively, were recognized by CombiMatrix K.K. Two and five customers represented approximately 84% and 89% (unaudited) of the CombiMatrix group’s accounts receivable at December 31, 2005 and September 30, 2006, respectively.

Substantially all of the components and raw materials used in the manufacture of our products, including semiconductors and reagents, are currently provided to us from a limited number of sources or in some cases from a single source. Although we believe that alternative sources for those components and raw materials are available, any supply interruption in a sole-sourced component or raw material might result in up to a several-month production delay and materially harm our ability to manufacture products until a new source of supply, if any, could be located and qualified. We utilize non-standard semiconductor manufacturing processes to fabricate an electrode array that is a key aspect of the array structure. Although we have a supply agreement in place with a semiconductor wafer manufacturer to ensure availability of the raw materials, the agreement does not guarantee a permanent supply.

Inventory. Inventory, which consists primarily of raw materials to be used in the production of our array products, is stated at the lower of cost or market using the first-in, first-out method.

Property and Equipment. Property and equipment is recorded at cost. Additions and improvements that increase the value or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Disposals are removed at cost less accumulated depreciation or amortization and any gain or loss from disposition is reflected in the statement of operations in the period of disposition. Depreciation is computed on a straight-line basis over the following estimated useful lives of the assets:

Machine shop and laboratory equipment	3 to 5 years
Furniture and fixtures	5 to 7 years
Computer hardware and software	3 years
Leasehold improvements	Lesser of lease term or useful life of improvement

Construction in progress includes direct costs incurred related to internally constructed assets which are depreciated once the asset is placed into service. Certain leasehold improvements, furniture and equipment held under capital leases are classified as property and equipment and are amortized over their useful lives using the straight-line method. Lease amortization is included in depreciation expense.

Organization Costs. Costs of start-up activities, including organization costs, are expensed as incurred.

Patents and Goodwill. Goodwill and identifiable intangibles, including patents, are recorded when the consideration paid for acquisitions exceeds the fair value of the net tangible assets acquired. Patents, once issued or purchased, are amortized on the straight-line method over their economic remaining useful lives, ranging from seven to twenty years. Goodwill is not amortized.

Impairment of Long-Lived Assets and Goodwill. Long-lived assets and intangible assets are reviewed for potential impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows.

Goodwill is evaluated for impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") and is subject to a periodic review for potential impairment at a reporting unit level. Reviews for potential impairment must occur at least annually and may be performed earlier, if circumstances indicate that impairment may have occurred. We have elected to perform annual tests for indications of goodwill impairment as of December 31 of each year. The fair value of our reporting units have been estimated using discounted cash flow analysis and by reference to quoted market prices of AR-CombiMatrix stock. SFAS No. 142 requires us to compare the fair value of our reporting units to their carrying amounts on an annual basis to determine if there is potential goodwill impairment. If the fair value of the reporting units is less than their carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. In accordance with this policy and as more fully disclosed in Note 6, we recognized a goodwill impairment charge of $565,000 for the year ended December 31, 2005. There can be no assurance that future goodwill impairment tests will not result in additional impairment charges.

Fair Value of Financial Instruments. The carrying value of cash and cash equivalents, accounts receivables, accounts payable and accrued expenses approximate fair value due to their short-term maturity.

Foreign Currency Translation. The functional currency of CombiMatrix K.K. is the local currency (Japanese Yen). Foreign currency translation is reported pursuant to SFAS No. 52, "Foreign Currency Translation" ("SFAS No. 52"). Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Translation adjustments resulting from this process are charged or credited to allocated net worth. Revenue and expenses are translated at average rates of exchange prevailing during the year. Foreign currency transactions gains and losses were insignificant for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006 (unaudited).

Stock-based Compensation (unaudited). For all periods presented, CombiMatrix Corporation did not have any stock option plans authorized, nor were any stock options outstanding. However, since employees of CombiMatrix Corporation have been granted options to purchase AR-CombiMatrix common stock, the following disclosures relating to AR-CombiMatrix stock option plans and stock options outstanding have been included herein. Also, as of the Redemption Date, all but 3,458 outstanding options under Acacia’s stock-based compensation plans relating to AR-CombiMatrix stock will immediately vest as the split off of the Company from Acacia constitutes a change in control for purposes of the various option plans to which the options were originally granted. As of September 30, 2006, we had $2,932,000 of unrecognized compensation expense related to nonvested AR-CombiMatrix common stock option awards outstanding (see Note 12). The actual amount to be recognized will be the amount of unamortized deferred compensation remaining as of the Redemption Date.

Effective January 1, 2006, we adopted the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which sets forth the accounting requirements for "share-based" compensation payments to employees and non-employee directors and requires that compensation cost relating to share-based payment transactions be recognized in the statement of operations. In March 2005, the SEC published Staff Accounting Bulletin No. 107 ("SAB 107"), which requires stock-based compensation to be classified in the same expense line items as cash compensation (i.e. marketing, general and administrative and research and development expenses). The compensation cost for all stock-based awards is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity award). In addition, SFAS No. 123R requires stock-based compensation expense to be recorded only for those awards expected to vest using an estimated forfeiture rate. As such, SFAS No. 123R requires us to estimate pre-vesting option forfeitures at the time of grant and reflect the impact of estimated pre-vesting option forfeitures on compensation expense recognized. We considered several factors in connection with our estimates of pre-vesting forfeitures including types of awards, employee class and historical pre-vesting forfeiture data. Estimates of pre-vesting forfeiture must be periodically revised in subsequent periods if actual forfeitures differ from those estimates. To the extent that actual results differ from our estimates, such amounts will be recorded as cumulative adjustments in the period the estimates are revised. Prior to the adoption of SFAS No. 123R, we accounted for forfeitures as they occurred under the pro forma disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). All references to stock-based compensation expense in these notes, upon adoption of SFAS No. 123R and unless otherwise indicated, refer to stock-based compensation net of estimated forfeitures, as required by SFAS No. 123R.

We adopted SFAS No. 123R using the modified prospective transition method. Under this transition method, compensation cost recognized for the nine-month period ended September 30, 2006 includes: (i) compensation cost for all stock-based awards granted prior to, but not yet vested as of January 1, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and presented as pro forma footnote disclosures), and (ii) compensation cost for all stock-based awards granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123R). The cumulative effect of applying an estimated forfeiture percentage to stock-based payments granted prior to, but not yet vested as of January 1, 2006, was not material.

The expected term assumption was determined in accordance with guidance set forth in SAB 107, which provides for a "simplified method" of estimating the expected term for stock options granted prior to December 31, 2007, that 1) are granted at-the-money, 2) are exercisable only upon completion of a service condition through the vesting date, 3) require that employees who terminate their service prior to vesting must forfeit the options, 4) provide that employees who terminate their service after vesting are granted limited time to exercise their stock options (typically 30-90 days), and 5) are nontransferable and non-hedgeable. The simplified method is based on the vesting period and the contractual term for each grant, or for each vesting tranche of awards with graded vesting. The mid-point between the vesting commencement date and the expiration date is used as the expected term under this method. For awards with multiple vesting tranches, the times from grant until these midpoints for each of the tranches may be averaged to provide an overall expected term. The fair value of share-based awards is expensed on a straight-line basis over the requisite service period (generally the vesting period of the award), which is generally two to four years.

Pre-2006 Stock-Based Compensation. Prior to January 1, 2006, we accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. We also followed the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Because we previously adopted only the pro forma disclosure provisions of SFAS No. 123, we will recognize compensation cost relating to the unvested portion of awards granted prior to the date of adoption using the same estimate of the grant-date fair value and the same attribution method used to determine the pro forma disclosures under SFAS No. 123, except that forfeiture rates will be estimated for all awards as required by SFAS No. 123R. In accordance with the requirements of the modified prospective transition method of adoption of SFAS No. 123R, the financial statement amounts for prior periods presented in these notes have not been restated to reflect the fair value method of recognizing compensation cost relating to stock-based awards.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the table below. Expected volatility is based on the separate historical volatility of the market prices of AR-CombiMatrix stock. Volatilities of peer companies were also considered, when applicable, to address the lack of extensive historical volatility data for AR-CombiMatrix stock. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair values of the options were estimated using the Black-Scholes option-pricing model based on the following weighted average assumptions:

				For the Nine Months
	For the years ended December 31,			Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)

Risk free interest rate	2.89%	3.18%	3.84%	3.83%	5.06%
Volatility	100%	100%	88%	88%	82%
Expected term	5 years	5 years	5 years	5 years	6 years
Expected dividends	0%	0%	0%	0%	0%

Stock-based compensation expense for all periods presented attributable to various functional expense categories such as research and development and marketing, general and administrative expenses were as follows:

				For the Nine Months
	For the years ended December 31,			Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)

Research and development	$466	$91	$-	$-	$797
Marketing, general and administrative	1,189	663	(159)	(146)	959
Total non-cash stock compensation	$1,655	$754	$(159)	$(146)	$1,756

In aggregate, the impact of adopting SFAS No. 123R was $1,717,000 (unaudited), or $0.03 per pro forma basic and diluted loss per share (assuming 52,365,810 shares outstanding) (unaudited) for the nine months ended September 30, 2006. Awards granted prior to our implementation of SFAS No. 123R were accounted for under the recognition and measurement principles of APB No. 25 and related interpretations. Accordingly, no stock-based employee compensation cost was reflected in net loss in the accompanying consolidated statements of operations for all other periods presented because all options granted had exercise prices equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the pro forma effect on net loss if we had applied the fair value recognition provisions of SFAS No. 123 (in thousands):

				For the Nine
	For the years ended December 31,			Months Ended
	2003	2004	2005	Sept. 30, 2005
				(unaudited)

Income (loss) from operations as reported	$(18,969)	$710	$(12,401)	$(10,616)
Add: Stock-based compensation, intrinsic
value method reported in net loss, net of tax	1,475	606	-	-
Deduct: Pro forma stock-based compensation
fair value method	(9,029)	(6,127)	(2,834)	(2,549)
Loss from operations, pro forma	$(26,523)	$(4,811)	$(15,235)	$(13,165)

Research and Development Expenses. Research and development expenses consist of costs incurred for direct and overhead-related research expenses and are expensed as incurred. Costs to acquire technologies which are utilized in research and development and which have no alternative future use are expensed when incurred. Software developed for use in our products is expensed as incurred until both (i) technological feasibility for the software has been established and (ii) all research and development activities for the other components of the system have been completed. We believe these criteria are met after we have received evaluations from third-party test sites and completed any resulting modifications to the products. Expenditures to date have been classified as research and development expense.

Advertising. Costs associated with marketing and advertising of our products and services are expensed as incurred. For the years ended December 31, 2003, 2004 and 2005, we incurred marketing and advertising expenses of $26,000, $314,000 and $516,000, respectively.

Income Taxes. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized.

Segments. We follow SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about our products, services, geographic areas and major customers. We have determined that we operate in one segment.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income (Loss) Per Share. As discussed in Note 1, we have been a wholly owned subsidiary of Acacia since the Merger Date and have had 100 shares of common stock outstanding for all periods presented. Therefore, historical earnings (losses) per share have not been presented in the consolidated financial statements as this information is not considered meaningful.

Reclassifications. Certain reclassifications have been made to prior period financial statements in order to conform to the current period’s presentation.

Recent Accounting Pronouncements. In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments," an amendment of FAS No. 133 and FAS No. 140. FAS No. 155 simplifies accounting for certain hybrid instruments under FAS No. 133 by permitting fair value remeasurement for financial instruments that otherwise would require bifurcation and eliminating FAS No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," which provides that beneficial interests are not subject to the provisions of FAS No. 133. FAS No. 155 also eliminates the previous restriction under FAS No. 140 on passive derivative instruments that a qualifying special-purpose entity may hold. FAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal year that begins after September 15, 2006. We do not expect the adoption of this statement to have a material impact on our financial position, results of operations or cash flows.

In March 2006, the FASB issued FAS No. 156, "Accounting for Servicing of Financial Assets," an amendment of FASB Statement No. 140. FAS No. 156 permits entities to choose to either subsequently measure servicing rights at fair value and report changes in fair value in earnings or amortize servicing rights in proportion to and over the estimated net servicing income or loss and assess to rights for impairment or the need for an increased obligation. FAS No. 156 also clarifies when a servicer should separately recognize servicing assets and liabilities, requires all separately recognized assets and liabilities to be initially measured at fair value, if practicable, permits a one-time reclassification of available-for-sales securities to trading securities by an entity with recognized servicing rights and requires additional disclosures for all separately recognized servicing assets and liabilities. FAS No. 156 is effective as of the beginning of an entity’s fiscal year that begins after September 15, 2006. We do not expect the adoption of this statement to have a material impact on our financial position, results of operations or cash flows.

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of this standard on our consolidated and separate operating group financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108"), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 is effective for fiscal years ending on or after November 15, 2006 and addresses how financial statement errors should be considered from a materiality perspective and corrected. The literature provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Historically there have been two common approaches used to quantify such errors: (i) the "rollover" approach, which quantifies the error as the amount by which the current year income statement is misstated, and (ii) the "iron curtain" approach, which quantifies the error as the cumulative amount by which the current year balance sheet is misstated. The SEC Staff believes that companies should quantify errors using both approaches and evaluate whether either of these approaches results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. Historically, we have evaluated uncorrected differences utilizing the "rollover" approach, and we are currently evaluating the impact, if any, of adopting the provisions of SAB 108 on our consolidated and separate group financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact, if any, of adopting SFAS No. 157 on our consolidated and separate group financial position, results of operations and cash flows.

3.    SHORT-TERM INVESTMENTS

Short-term investments consist of the following at December 31, 2004 and 2005 (in thousands):

	2004		2005
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Available-for-sale securities:
Corporate bonds and notes	$6,562	$6,541	$3,726	$3,717
U.S. government securities	14,220	14,186	2,358	2,351
Auction market securities	-	-	8,480	8,479
	$20,782	$20,727	$14,564	$14,547

Gross unrealized gains and losses related to available-for-sale securities were not material for the periods presented. All investments in securities classified as available-for-sale at December 31, 2004 have contractual maturities of one year or less. At December 31, 2005, the cost and fair market value of securities with contractual maturities of greater than one year, other than auction market securities, was $1,254,000 and $1,251,000, respectively. As disclosed in Note 2, auction market securities are classified as short-term, available for sale securities due to our ability to quickly liquidate these securities.

4.    PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2004 and 2005 (in thousands):

	2004	2005

Machine shop and laboratory equipment	$3,791	$4,931
Furniture and fixtures	162	173
Computer hardware and software	829	983
Leasehold improvements	998	1,027
Construction in progress	359	17
	6,139	7,131
Less: accumulated depreciation and amortization	(3,809)	(4,768)
	$2,330	$2,363

Depreciation and amortization expense was $1,314,000, $1,105,000 and $1,088,000 for the years ended December 31, 2003, 2004 and 2005, respectfully. Fully depreciated assets of $663,000 were written off in 2004.

5.    INVESTMENTS

In October 2004 (the "Investment Date"), we entered into an agreement to acquire up to a one-third-ownership interest in Leuchemix, Inc. ("Leuchemix"), a private drug development firm, which is developing several compounds for the treatment of leukemia and other cancers. In accordance with the terms of the purchase agreement, we purchased 3,137,500 shares of Series A Preferred Stock of Leuchemix for a total purchase price of $4,000,000. The ownership interest was acquired and paid for quarterly, beginning with the fourth quarter of 2004 and continuing through the fourth quarter of 2006. Our CEO is also a director of Leuchemix. As of December 31, 2004, 2005 and September 30, 2006, we had invested a combined $250,000, $1,850,000 and $3,250,000 (unaudited), representing a 3%, 19% and 29% (unaudited) interest, respectively, in the total outstanding voting securities of Leuchemix. On October 3, 2006, we made our final contractual investment under this agreement of $750,000, bringing our ownership percentage to 33% (unaudited). This investment is being accounted for under the equity method.

Our interest in the equity in loss of Leuchemix, including our share of the amortization expense related to the excess purchase consideration over the book value of Leuchemix was $17,000 and $352,000 for the years ended December 31, 2004 and 2005, and was $202,000 (unaudited) and $717,000 (unaudited) for the nine months ended September 30, 2005 and 2006, respectively. Summary financial information for Leuchemix was not significant as of December 31, 2004, 2005 or as of September 30, 2006.

In January 2006, we expanded our relationship with one of our existing distributors, InBio, for the Asia Pacific region. Major components of the expanded relationship included the transfer of day-to-day operational responsibility and majority ownership of CombiMatrix K.K. to InBio, along with an expanded distribution agreement that encompasses Japan. InBio obtained 67% of the voting interests in CombiMatrix K.K. for a nominal amount of consideration. As a result, InBio assumed all operational and financial responsibilities of CombiMatrix K.K. The net loss on the sale of 67% of the voting interest in CombiMatrix K.K. recorded in the consolidated statement of operations for the nine months ended September 30, 2006 was $84,000. Subsequent to the sale, our investment in CombiMatrix K.K. was accounted for under the equity method. The deconsolidation of CombiMatrix K.K. did not have a material impact on the consolidated balance sheets as of September 30, 2006.

6.    INTANGIBLES

We had $19,424,000 and $18,859,000 of goodwill as of December 31, 2004 and 2005, respectively, $565,000 of which resulted from step-acquisitions of Advanced Materials Sciences, Inc. ("AMS") and CombiMatrix K.K. during July 2003. These reporting units were tested for impairment in the fourth quarter of 2005 in connection with our annual forecasting process. Due to the lack of third-party research and development funding for AMS and declining array product sales at CombiMatrix K.K., operating profits and cash flows were lower than expected during the preceding three quarters for these reporting units. Based on these trends, the operating forecasts for 2006 were revised downward and as a result, a goodwill impairment loss of $565,000 was recognized in December 2005. The fair values of these reporting units were estimated using the expected present value of their future cash flows.

Our only identifiable intangible assets are patents, which are being amortized over an economic useful life of ranging from 7 to 20 years. The gross carrying amounts and accumulated amortization related to acquired intangible assets, all related to patents, as of December 31, 2004 and 2005, are as follows (in thousands):

	2004	2005

Gross carrying amount - patents	$12,095	$12,095
Accumulated amortization	(3,074)	(4,169)
Patents, net	$9,021	$7,926

Aggregate patent amortization expense was $1,095,000, $1,096,000 and $1,095,000 in 2003, 2004 and 2005, respectively. Annual aggregate amortization expense for each of the next five years through December 31, 2010 is estimated to be $1,095,000 per year. As of September 30, 2006, we reduced our goodwill and deferred tax liability balances by $1,941,000, which were initially recorded in fiscal 2000, to properly reflect the reduction in our income tax valuation allowance after consideration of the deferred tax liability.

7.    BALANCE SHEET COMPONENTS

Accounts payable, accrued expenses and other consists of the following at December 31, 2004 and December 31, 2005 (in thousands):

	2004	2005

Accounts payable	$540	$855
Payroll and other employee benefits	317	394
Accrued vacation	355	455
Deferred rent	340	315
Accrued consulting and other professional fees	299	268
Other accrued liabilities	113	196
	$1,964	$2,483

Deferred revenues consist of the following at December 31, 2004 and 2005 (in thousands):

	2004	2005
Milestone and up-front payments	$3,959	$1,604
Less: current portion	(66)	(165)
	$3,893	$1,439

In March 2004, we completed all phases of our research and development agreement with Roche. As a result of completing all of our obligations under this agreement and in accordance with our revenue recognition policies for multiple-element arrangements, we recognized all previously deferred payments from Roche as research and development contract revenues totaling $17,302,000 in the accompanying December 31, 2004 consolidated statement of operations.

In 2003, we received upfront and milestone payments from Toppan totaling $2,400,000, pursuant to a multi-year collaboration and supply agreement to develop and manufacture arrays using our proprietary electrochemical detection approach. In August 2004, we received a $1,000,000 upfront payment from Furuno Electric Co., LTD ("Furuno") as part of a multi-year collaboration agreement to develop a bench-top array synthesizer for commercial applications. The payments received from Toppan and Furuno were included in deferred revenues at December 31, 2004 in accordance with our revenue recognition policies for multiple-element arrangements. During the fourth quarter of 2005, we had completed all obligations under our collaboration and supply agreement with Toppan and as a result, we recognized all previously deferred payments from Toppan as research and development contract revenues totaling $2,266,000 in the accompanying December 31, 2005 consolidated statement of operations. During the third quarter of 2006, we entered into a Manufacturing Agreement with Furuno and completed our obligations under our collaboration agreement with Furuno. As a result, we began amortizing the $1,000,000 upfront payment over the economic life of the Manufacturing Agreement, which is estimated to be four years.

8. INCOME TAXES

Our allocated benefit for income taxes consists of the following (in thousands):

	2003	2004	2005
Current:
U.S. Federal tax	$-	$-	$-
State taxes	-	-	(31)
	-	-	(31)
Deferred:
U.S. Federal tax	(136)	(136)	(136)
State taxes	-	-	-
	(136)	(136)	(136)
	$(136)	$(136)	$(167)

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred assets and liabilities consist of the following at December 31, 2004 and 2005 (in thousands):

	2004	2005
Deferred tax assets:
Depreciation and amortization	$(203)	$(170)
Deferred revenues	829	489
Stock compensation	7,491	7,437
Accrued liabilities and other	218	108
Net operating loss carryforwards and credits	32,459	36,310
Total deferred tax assets	40,794	44,174
Less: valuation allowance	(40,794)	(44,174)
Deferred tax assets, net of valuation allowance	-	-
Deferred tax liabilities:
Intangibles	(2,112)	(1,975)
Net deferred tax liability	$(2,112)	$(1,975)

As of September 30, 2006, and as previously disclosed in Note 6 above, we reduced our deferred tax liability and goodwill balances by $1,941,000, which were initially recorded in fiscal 2000, to properly reflect the reduction in our income tax valuation allowance after consideration of the deferred tax liability.

A reconciliation of the federal statutory income tax rate and the effective income tax rate is as follows:

	2003	2004	2005
Statutory federal tax rate	(34%)	(34%)	(34%
Goodwill impairment	-	-	2%
Tax exempt interest	-	10%	-
Impact of foreign rate difference	-	10%	4%
Research and development tax credits	-	70%	(5%)
Stock compensation	1%	4%	-
Non deductible permanent items	-	11%	4%
Valuation allowance	36%	(50%)	27%
Other	(4%)	2%	1%
	(1%)	23%	(1%)

At December 31, 2005, we had deferred tax assets totaling approximately $44,174,000, which are fully offset by a valuation allowance due to our determination that the criteria for asset recognition have not been met. At December 31, 2005, we had federal net operating loss carryforwards of approximately $101,645,000, which will begin to expire in 2010 through 2025. In addition, we have tax credit carryforwards of approximately $3,459,000. Utilization of net operating loss carryforwards and tax credit carryforwards are subject to the "change of ownership" provisions under Section 382 of the Internal Revenue Code. The amount of such limitations has not been determined. Based on a tax allocation agreement recently executed between us and Acacia, it is expected that all tax benefits, carryforwards and balances attributable to CombiMatrix Corporation prior to the Redemption Date will remain with the Company subsequent to the Redemption Date (unaudited).

Our annual income tax returns have historically been included with Acacia’s consolidated tax return filings. Had we filed separate tax returns, the benefit for income taxes recognized by us would not have differed from the amounts reported in our consolidated statements of operations all years presented.

9.    COMMITMENTS AND CONTINGENCIES

Operating Leases

In October 2000, we entered into a non-cancelable operating lease for office space. A security deposit in the form of a $1,500,000 letter of credit was issued to the landlord. Future minimum operating lease payments as of December 31, 2005 are as follows (in thousands):

Year

2006	$1,886
2007	1,937
2008	1,615
2009	-
Thereafter	-
Total minimum lease payments	$5,438

Rent expense for the years ended December 31, 2003, 2004 and 2005 was $2,006,000, $1,933,000 and $1,955,000, respectively.

Collaborative and Research Agreements

As disclosed in Note 5, we have entered into an agreement with Leuchemix to purchase a total of $4,000,000 of Series A Preferred Stock of Leuchemix over a two-year period. As of December 31, 2005, future contractual cash investments by us in Leuchemix were $2,150,000, all of which were made as of October 2, 2006 (unaudited).

In March 2004, we were awarded a two-year, $5.9 million contract with the Department of Defense ("DoD") to further the development of our array technology for the detection of biological and chemical threat agents. Under the terms of the contract, we performed research and development activities as described under the contract and were reimbursed on a periodic basis for actual costs incurred to perform our obligations, plus a fixed fee, of approximately $5.9 million. This project was concluded in December 2005. As a result, there are no future revenues or expenses to be recognized in future periods under this agreement.

On February 8, 2006, we executed a one-year, $2.1 million contract with the DoD to further the development of our array technology for the electrochemical detection of biological and chemical threat agents. Under the terms of this contract, we will perform research and development activities as described under the contract and will be reimbursed on a periodic basis for actual costs incurred to perform our obligations, plus a fixed fee, of up to $2.1 million. As of September 30, 2006, we had incurred $1.1 million in actual costs for the electrochemical detection contract, which was approximately 68% complete (unaudited).

On August 9, 2006 (unaudited), we executed a two-year, $1.9 million contract with the DoD, focusing on the integration of our electrochemical detection technology currently under development with our microfluidics "lab-on-a-chip" technology to be used for military and homeland security applications. Under the terms of this contract, we will perform research and development activities, as described under the contract, and will be reimbursed on a periodic basis for actual costs incurred to perform these obligations, plus a fixed fee, of up to $1.9 million. As of September 30, 2006, we had incurred $61,000 in actual costs for the microfluidics contract, which was approximately 4% complete (unaudited).

Human Resources

We provide certain severance benefits such that if an executive who is a vice president or higher is terminated for other than cause, death or disability, the executive will receive payments equal to three months’ base salary plus medical and dental benefits. If termination occurs as a result of a change in control transaction, these benefits will be extended by three months.

Litigation

On September 30, 2002, we entered into a settlement agreement with Nanogen, Inc. ("Nanogen") to settle all pending litigation between the parties. Pursuant to the terms of the settlement agreement, we agreed to make quarterly payments to Nanogen equal to 12.5% of total sales of products developed by us and our affiliates based on the patents that had been in dispute in the litigation, up to an annual maximum of $1,500,000. The minimum quarterly payments under the settlement agreement were $37,500 per quarter for the period from October 1, 2003 through October 1, 2004, and $25,000 per quarter thereafter until the patents expire. The settlement agreement also provided for certain anti-dilution provisions related to the exercise of CombiMatrix Corporation options and warrants that were outstanding on the effective date of the agreement, for a period of up to three years. For the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006, we recognized net non-cash charges (credits) totaling $144,000, $812,000, $(406,000), $(406,000) (unaudited) and $0 (unaudited), respectively, in connection with the anti-dilution provisions of the settlement agreement. The non-cash charges (credits) reflect our estimates of the fair value of AR-CombiMatrix stock issued to Nanogen as a result of certain options and warrants exercised during 2004 and the fair value of AR-CombiMatrix stock potentially issuable to Nanogen, Inc. as of December 31, 2003 and 2004. Prior to the third quarter of 2005, the liability was adjusted at each balance sheet date for changes in the market value of the AR-CombiMatrix stock and was reflected as a long-term liability. The anti-dilution provisions of the settlement agreement expired in September 2005, resulting in a net non-cash credit of $211,000 (unaudited) from extinguishing the related liability as of that date. There are no future stock-based obligations to Nanogen as a result.

In addition to other terms of the settlement agreement with Nanogen, we are also required to make quarterly payments to Nanogen equal to 12.5% of payments made to us from sales of certain products developed by us and our affiliates that are based on the patents that had been in dispute in the litigation, up to an annual maximum of $1,500,000. The minimum quarterly payments under the settlement agreement are $25,000 per quarter until the patents expire in 2018. Royalties recognized under the agreement for the years ended December 31, 2003, 2004, 2005 and during the nine months ended September 30, 2005, and 2006, were $83,000, $138,000 $217,000, $130,000 (unaudited) and $253,000 (unaudited), respectively and are included in patent amortization and royalties in the accompanying consolidated statements of operations.

We are subject to other claims and legal actions that arise in the ordinary course of business. We believe that the ultimate liability with respect to these claims and legal actions, if any, will not have a material effect on our financial position, results of operations or cash flows. Based on a distribution agreement recently executed between us and Acacia, it is expected that such claims, legal actions, etc. attributable to CombiMatrix Corporation prior to the Redemption Date will remain with the Company subsequent to the Redemption Date (unaudited).

10.    RETIREMENT SAVINGS PLAN

We have an employee savings and retirement plan under section 401(k) of the Internal Revenue Code (the "Plan"). The Plan is a defined contribution plan in which eligible employees may elect to have a percentage of their compensation contributed to the Plan, subject to certain guidelines issued by the Internal Revenue Service. We may contribute to the Plan at the discretion of Acacia’s board of directors. There were no contributions made by the Company during the years ended December 31, 2003, 2004 and 2005 or for the nine months ended September 30, 2005 and 2006.

11.    ALLOCATED NET WORTH

Our consolidated statements of allocated net worth include the equity transactions of Acacia, which are attributed to us as "net allocations from Acacia." Such transactions have been incurred by Acacia and subsequently allocated us. Presented below is a detail of the net allocations from Acacia for all periods presented:

Net Allocations from Acacia
2003
Units issued in private placement, net of issuance costs	$4,862
Allocated corporate charges	620
Stock options and warrants exercised	953
Employee stock grant	60
Stock option cancellations	(256)
Compensation expense relating to stock options and warrants	1,849
Unrealized loss on short-term investments	(27)
Unrealized gain on foreign currency translation	35
Shares issued to Nanogen pursuant to September 2002 settlement agreement (see Note 9)	74
Stock issuance related to acquisition of minority interests in Advanced Material Sciences and CombiMatrix K.K.	1,219
Net allocations from Acacia - 2003	$9,389

2004
Units issued in direct offering, net of issuance costs	$13,715
Allocated corporate charges	396
Stock options and warrants exercised	5,117
Stock option cancellations	(185)
Compensation expense relating to stock options and warrants	939
Unrealized loss on short-term investments	(59)
Unrealized loss on foreign currency translation	(20)
Shares issued to Nanogen pursuant to September 2002 settlement agreement (see Note 9)	478
Net allocations from Acacia - 2004	$20,381
2005
Units issued in direct offerings, net of issuance costs	$12,724
Warrants issued in direct offerings, re-classified as long-term liabilities	(2,194)
Allocated corporate charges	179
Stock options and warrants exercised	11
Compensation expense relating to stock options and warrants	(160)
Unrealized gain on short-term investments	38
Unrealized gain on foreign currency translation	73
Net allocations from Acacia - 2005	$10,671
2006 (unaudited)
Units issued in direct offerings, net of issuance costs	$2,647
Allocated corporate charges	130
Stock issued to consultant	94
Compensation expense relating to stock options and warrants	1,759
Unrealized gain on short-term investments	10
Reclassification of foreign currency translation	(60)
Net allocations from Acacia - For the nine months ended September 30, 2006 (unaudited)	$4,580

Equity Financings

In May 2003, Acacia completed a private equity financing, raising gross proceeds of $5,247,000 through the issuance of 2,385,000 units. Each unit consists of one share of AR-CombiMatrix common stock and one-half five-year callable common stock purchase warrant. Each full common stock purchase warrant entitles the holder to purchase a share of AR-CombiMatrix stock at a price of $2.75 per share and is callable by Acacia once the daily average of the high and low prices of the AR-CombiMatrix stock on the Nasdaq exchange is equal to or above $4.50 for 20 consecutive trading days. Acacia issued an additional 31,502 units of AR-CombiMatrix stock in lieu of cash payments in conjunction with the private placement for finder’s fees. Net proceeds raised from the private equity financing of $4,862,000 were attributed to us.

In April 2004, Acacia raised gross proceeds of approximately $15,000,000 through the sale of 3,000,000 shares of AR-CombiMatrix stock in a registered direct offering. The net proceeds of approximately $13,715,000 from this offering were attributed to us.

In July 2005, Acacia raised gross proceeds of $3,151,000 through the sale of 1,400,444 shares of AR CombiMatrix stock at a price of $2.25 per share in a registered direct offering. Net proceeds raised of approximately $3,114,000, which are net of related issuance costs, were attributed to us.

In September 2005, Acacia raised gross proceeds of $10,537,000 through the sale of 6,385,907 shares of AR-CombiMatrix stock and 1,596,478 AR-CombiMatrix stock purchase warrants at a price of $1.65 per unit in a registered direct offering. Each unit consisted of one share of AR-CombiMatrix stock and one-quarter of a five-year AR-CombiMatrix stock purchase warrant. Each full AR-CombiMatrix stock purchase warrant entitles the holder to purchase a share of AR-CombiMatrix stock at a price of $2.40 per share and is exercisable immediately upon issue. Net proceeds raised of approximately $9,609,000, which are net of related issuance costs, were attributed to us.

See Notes 15, 16 and 17 below for discussion of additional financing activities subsequent to December 31, 2005.

Warrants

At December 31, 2005 there were 1,596,478 warrants outstanding issued in connection with the September 2005 equity financing discussed above, representing rights to purchase AR-CombiMatrix common stock at a per share exercise price of $2.40, which are exercisable through September 2010. At December 31, 2004 and 2005, there were 283,410 warrants outstanding issued in connection with the May 2003 equity financing discussed above, representing rights to purchase AR-CombiMatrix common stock at a per share exercise price of $2.75, which are exercisable through May 2008.

Acacia’s classes of common stock are subject to redemption provisions under certain circumstances. Pursuant to guidance set forth in FSP No. 150-5, we initially recorded a long-term warrant liability in the amount of $2,193,000, representing the fair value of 1,879,888 potentially redeemable AR-CombiMatrix stock warrants outstanding. This liability is adjusted at each balance sheet date for changes in the market value of the AR-CombiMatrix stock with the corresponding charge (credit) reflected in our consolidated statements of operations. At December 31, 2005 and September 30, 2006, this liability was $1,381,000 and $719,000 (unaudited), respectively, and is classified as other long-term liabilities in the accompanying consolidated balance sheets. The fair value of AR-CombiMatrix stock purchase warrants was determined using the Black-Scholes option-pricing model, assuming weighted average risk free interest rates of approximately 4.4% and 4.7% (unaudited) as of December 31, 2005 and September 30, 2006, respectively, volatility of 84% as of December 31, 2005 and 82% (unaudited) as of September 30, 2006, respectively, and terms of 2 to 4 years (unaudited).

During 2003 and 2004, proceeds of $450,000 and $2,093,000 were received from the issuance of 761,205 and 163,637 shares, respectively, of AR-CombiMatrix stock related to the exercise of certain warrants issued in connection with the May 2003 private equity financing described above. The proceeds from the warrants exercised were attributed to us.

12. STOCK OPTIONS

Employees of CombiMatrix Corporation participate in Acacia’s 2002 CombiMatrix Stock Incentive Plan (the "AR-CombiMatrix Group Plan"), which was approved by the stockholders of Acacia in December 2002. The AR-CombiMatrix Group Plan authorizes grants of stock options, stock awards and performance shares with respect to AR-CombiMatrix stock. The Acacia board of directors believes that granting participants stock-based awards is in the best interest of Acacia, the Company and its stockholders.

As a result of the merger transaction with us and Acacia in December 2002 (see Note 1), each outstanding option to purchase shares of CombiMatrix Corporation common stock under CombiMatrix Corporation’s existing stock award plans, whether or not exercisable, was assumed by Acacia. Each assumed option continues to be governed by the same terms and conditions that governed it under the applicable CombiMatrix Corporation plan immediately before the Merger Date except that the option is exercisable for shares of AR-CombiMatrix stock rather than CombiMatrix Corporation common stock. The number of shares of AR-CombiMatrix stock issuable upon exercise of the assumed option, as well as the exercise price, was the same as the number of shares of CombiMatrix Corporation common stock issuable and exercise price prior to the merger with Acacia.

Stock Option Plans

Acacia’s compensation committee administers the discretionary option grant and stock issuance programs. This committee determines which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding.

Each of the incentive plans has four separate programs: a discretionary option grant program, a stock issuance program, an automatic option grant program and a director fee option grant program. To date, the discretionary option grant program has been the most widely used in awarding stock-based compensation to Company employees. Under the discretionary option grant program, Acacia’s compensation committee may grant (1) non-statutory options to purchase shares of AR-CombiMatrix stock to eligible individuals in the employ of the Company (including employees, non-employee board members and consultants) at an exercise price not less than 85% of the fair market value of those shares on the grant date, and (2) incentive stock options to purchase shares of AR-CombiMatrix stock to eligible employees at an exercise price not less than 100% of the fair market value of those shares on the grant date.

The AR-Acacia Technologies Group Plan and the AR-CombiMatrix Group Plan do not segregate the number of securities remaining available for future issuance among stock options and other awards. The shares authorized for future issuance represents the total number of shares available through any combination of stock options or other awards. Options are generally exercisable nine months to one year after grant and expire five years after grant for directors or up to ten years after grant for employees. The authorized number of shares of common stock subject to the AR-CombiMatrix Group Plan is 10,910,000 shares. At December 31, 2005 and September 30, 2006, shares available for grant were 2,071,000 and 1,038,872 (unaudited), respectively, under the AR-CombiMatrix Group Plan.

The following is a summary of AR-CombiMatrix stock option activities:

	Shares	Weighted Average Price	Weighted Contractual Term	Aggregate Intrinsic Value
Balance at December 31, 2002	5,620,000	$9.24
Granted	1,996,000	$2.05
Exercised	(253,000)	$1.86
Cancelled	(746,000)	$9.89
Balance at December 31, 2003	6,617,000	$7.28
Granted	1,173,000	$5.79
Exercised	(1,023,000)	$3.19
Cancelled	(535,000)	$9.89
Balance at December 31, 2004	6,232,000	$7.44
Granted	1,010,000	$2.95
Exercised	(6,000)	$1.95
Cancelled	(311,000)	$6.87
Balance at December 31, 2005	6,925,000	$6.82
Granted (unaudited)	1,834,000	$1.41
Exercised (unaudited)	-	-
Forfeited (unaudited)	(95,000)	$3.11
Cancelled (unaudited)	(106,000)	$6.72
Balance at September 30, 2006 (unaudited)	8,558,000	$5.70	6.5 years	$--
Exercisable at December 31, 2003	4,930,000	$7.74
Exercisable at December 31, 2004	4,843,000	$8.07
Exercisable at December 31, 2005	5,655,000	$7.41
Exercisable at September 30, 2006 (unaudited)	6,185,000	$7.13	5.4 years	$--

AR-CombiMatrix stock options outstanding at December 31, 2005 are summarized as follows:

Range of Exercise Prices	Number of Outstanding Options	Weighted Average Remaining Contractual Life	Outstanding Weighted Average Exercise Price	Number Exercisable	Exercisable Weighted Average Exercise Price

$ 1.43 - $ 2.77	1,315,000	7.13	$1.97	1,156,000	$1.95
$ 2.78 - $ 5.53	2,540,000	6.63	$3.68	1,759,000	$3.92
$ 5.54 - $ 8.30	694,000	8.00	$6.79	422,000	$6.79
$ 8.31 - $11.07	661,000	4.70	$9.06	661,000	$9.06
$ 11.08 - $13.83	1,033,000	5.52	$12.02	980,000	$12.02
$ 13.84 - $16.60	320,000	4.86	$15.10	315,000	$15.10
$ 16.61 - $19.37	195,000	4.47	$17.32	195,000	$17.32
$ 22.14 - $24.00	167,000	4.88	$23.67	167,000	$23.67
	6,925,000	6.33	$6.82	5,655,000	$7.41

Information related to AR-CombiMatrix stock options granted for the periods presented is as follows:

				For the Nine Months
	For the years ended December 31,			Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)

Weighted average fair values of option granted	$1.59	$4.19	$2.08	$2.09	$1.02
Fair value of options vested
Options granted with exercises prices:
Greater than market price on the grant date	108,000	18,000	-	-	-
Less than market price on the grant date	18,000	-	-	-	-

No AR-CombiMatrix options were exercised during the nine months ended September 30, 2006. The total intrinsic value of options exercised during the nine months ended September 30, 2005 was not material. The fair value of options vested during the nine months ended September 30, 2005 and 2006 was $2,327,000 and $2,138,000, respectively. As of September 30, 2006, the total unrecognized compensation expense related to nonvested stock option awards was $2,932,000, which is expected to be recognized over a weighted average term of approximately one year.

CombiMatrix Molecular Diagnostics 2005 Stock Award Plan

Our wholly owned subsidiary, CMDX, executed the CombiMatrix Molecular Diagnostics 2005 Stock Award Plan (the "CMDX Plan") with plan provisions and terms similar to that of the AR-CombiMatrix Group Plan, as described above. The authorized number of shares of common stock subject to the CMDX Plan is 4,000,000 shares. At December 31, 2005 and September 30, 2006, shares available for grant under the CMDX Plan are 2,308,000 and 2,150,000 (unaudited), respectively.

A summary of option activity under CMDX Plan since inception through the nine months ended September 30, 2006 (unaudited) is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at Inception (May 6, 2005)	-	-
Granted	1,692,000	$0.10
Exercised	-	-
Forfeited	-	-
Outstanding at December 31, 2005	1,692,000	$0.10
Granted (unaudited)	910,000	$0.50
Exercised (unaudited)	-	-
Forfeited (unaudited)	(752,000)	$0.10
Outstanding at September 30, 2006 (unaudited)	1,850,000	$0.30	8.8 years	$557,000
Vested and Exercisable at September 30, 2006 (unaudited)	171,000	$0.12	5.0 years	$20,000

The weighted average grant date fair value of stock options granted during the nine months ended September 30, 2005 and 2006 was $0.07 (unaudited) and $0.37 (unaudited), respectively. As of September 30, 2006, the total unrecognized compensation expense related to nonvested stock option awards was $244,000 (unaudited), which is expected to be recognized over a weighted average term of approximately 2.7 years (unaudited). Total stock compensation expense recognized and the fair value of options vested for the nine months ended September 30, 2006 were not material. During 2006 and 2005, Fair value of CMDX’s underlying common stock was determined by an independent appraisal firm and by CMDX’s board of directors, respectively.

Stock Option Awards Granted to Non-Employees

Stock option expense reflected in the consolidated statements of operations related to stock options issued to the our non-employee scientific advisory board members is accounted for under the fair value method required by SFAS No. 123 and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued To Other Than Employees For Acquiring, Or In Conjunction With Selling, Goods And Services,” and related interpretations. The fair value of options granted to scientific advisory board members was determined using the Black-Scholes option-pricing model with weighted average assumptions as disclosed in Note 2 under "Stock-based Compensation." The stock-based compensation expense recognized from stock option awards granted to non-employees was not significant for the periods presented.

13.    QUARTERLY FINANCIAL DATA (unaudited)

The following tables set forth unaudited summary consolidated statement of operations data for the eight quarters in the periods ended December 31, 2004 and 2005. This information has been derived from our unaudited condensed consolidated financial statements that have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the information when read in conjunction with the audited consolidated financial statements and related notes thereto. Our quarterly results have been in the past and may in the future be subject to significant fluctuations. As a result, we believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected in any future periods.

2004 SUMMARY QUARTERLY FINANCIAL DATA (unaudited):
	Quarter Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2004	2004	2004	2004
	(In thousands)
Revenues:
Research and development contract	$17,302	$-	$-	$-
Government contract	217	701	685	390
Service contracts	81	5	16	14
Products	16	44	52	118
Total revenues	17,616	750	753	522
Operating expenses	5,804	4,384	4,433	4,776
Operating income (loss)	11,812	(3,634)	(3,680)	(4,254)
Other income (expenses)	46	84	98	102
Income (loss) from continuing operations before
income taxes and minority interests	11,858	(3,550)	(3,582)	(4,152)
Benefit for income taxes	34	34	34	34
Income (loss) from continuing operations before
minority interests	11,892	(3,516)	(3,548)	(4,118)
Minority interests	-	-	-	-

Net income (loss)	$11,892	$(3,516)	$(3,548)	$(4,118)

2005 SUMMARY QUARTERLY FINANCIAL DATA (unaudited):
	Quarter Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2005	2005	2005	2005
	(In thousands)
Revenues:
Research and development contract	$-	$-	$-	$2,266
Government contract	731	1,281	973	864
Service contracts	60	11	37	45
Products	278	565	453	469
Total revenues	1,069	1,857	1,463	3,644
Operating expenses	4,281	5,652	5,696	6,307
Operating income (loss)	(3,212)	(3,795)	(4,233)	(2,663)
Other income (expenses)	102	104	285	844
Income (loss) from continuing operations before
income taxes and minority interests	(3,110)	(3,691)	(3,948)	(1,819)
Benefit for income taxes	34	34	65	34
Income (loss) from continuing operations before
minority interests	(3,076)	(3,657)	(3,883)	(1,785)
Minority interests	-	-	-	-

Net income (loss)	$(3,076)	$(3,657)	$(3,883)	$(1,785)

14.    SUPPLEMENTAL CASH FLOW INFORMATION

Refer to Note 6 for goodwill impairment charges recognized in 2005.

In July 2003, Acacia purchased the outstanding minority interests of CombiMatrix K.K. from Marubeni Corporation ("Marubeni") by issuing 200,000 shares of its AR-CombiMatrix stock to Marubeni in exchange for Marubeni’s 10% minority interests (120 shares) in CombiMatrix K.K. The fair value of the AR-CombiMatrix stock issued was $450,000, based on the quoted market price of AR-CombiMatrix stock on the exchange date. The amount attributable to goodwill was $393,000. The related ownership interests and goodwill were allocated to us.

Also in July 2003, Acacia increased its consolidated ownership interest in AMS from 87% to 99% by acquiring 1,774,750 shares of AMS common stock in exchange for 295,790 shares of AR-CombiMatrix stock. The fair value of the AR-CombiMatrix stock issued was $769,000, based on the quoted market price of AR-CombiMatrix stock on the exchange date. The amount attributable to goodwill was $172,000. The related ownership interests and goodwill were allocated to us.

15.    SUBSEQUENT EVENTS (UNAUDITED)

On June 14, 2006, Acacia entered into a standby equity distribution agreement (the "SEDA") with Cornell Capital Partners, LP ("Cornell"). Under the terms of the SEDA, Acacia could require Cornell to purchase up to the lower of $50.0 million of AR-CombiMatrix common stock or up to 13,024,924 shares of AR-CombiMatrix stock over a two-year period following the effective date of the SEDA. Such shares were in the form of registered securities drawn from Acacia’s current shelf registration statement. All proceeds from each advance, along with all associated fees and expenses, were allocated to us. At the closing of each advance, Acacia issued to Cornell the number of shares of AR-CombiMatrix common stock equal to the amount of the advance divided by the lowest daily volume weighted average price ("VWAP") of AR-CombiMatrix common stock during the five trading days following the advance notice to Cornell, which purchased the shares at 97.5% of the VWAP. Management could also specify a floor price whereby shares that traded below the established floor price during the five-day trading period were excluded from determining the VWAP. At each closing, Acacia paid to Cornell an underwriting fee of 4% of the gross amount of each advance. Acacia was not obligated to request any advances under the agreement and was not obligated to pay any additional fees to Cornell so long as no advances were requested. The SEDA is also cancelable by Acacia at any time, without penalty. A total of 13,024,924 shares of AR-CombiMatrix common stock were authorized to be issued under the SEDA.

Upon closing of the SEDA, the CombiMatrix group paid Cornell a one-time commitment fee of $550,000 and an additional $20,000 in due diligence and other closing-related costs. The $550,000 fee was recorded as a long-term asset and was being amortized against future advances as costs of equity issuances. On June 23 2006, Cornell purchased 343,750 shares of AR-CombiMatrix common stock at $1.60 per share.

Since executing the SEDA through September 30, 2006, Acacia has requested three advances from Cornell to purchase a total of 2,019,646 shares of AR-CombiMatrix stock at prices ranging from $1.16 to $1.13 per share, resulting in net proceeds of $2,207,000 contributed to the Company. Subsequent to September 30, 2006 through November 1, 2006, an additional 1,191,699 shares of AR-CombiMatrix stock at prices ranging from $0.98 to $0.73 per share have been sold to Cornell, generating net proceeds of $863,000 contributed to the Company. No advances have been requested since November 1, 2006 and on December 20, 2006, a notice to cancel the SEDA was sent by Acacia to Cornell.

16.    SUBSEQUENT EVENTS - FINANCING AND LIQUIDITY

On December 13, 2006, Acacia completed a registered direct offering with Oppenheimer & Co., Inc. (“Oppenheimer”) as the placement agent, raising gross proceeds of $9,964,000 through the issuance of 9,768,313 units. Each unit consists of one share of AR-CombiMatrix common stock and 1.2 five-year common stock warrants, for a total of 9,768,313 shares and warrants to purchase 11,721,975 shares of AR-CombiMatrix common stock, respectively, issued to investors. Each warrant entitles the holder to purchase a share of AR-CombiMatrix stock at a price of $0.87 per share. Acacia issued an additional 488,416 warrants of AR-CombiMatrix stock with an exercise price of $1.09 per share to Oppenheimer. Net proceeds raised from the private equity financing of $9,266,000 were attributed to us. Also, the unamortized SEDA costs of $444,000 were charged against the net proceeds of the Oppenheimer financing, as canceling the SEDA was a condition of closing the Oppenheimer financing.

Based on cash and cash equivalents held at September 30, 2006 and the Oppenheimer and Cornell equity financings executed subsequent to September 30, 2006, management anticipates that our cash and cash equivalent balances, anticipated cash flows from operations and other sources of funding from the capital markets will be sufficient to meet our cash requirements through September 30, 2007. In order for the Company to continue as a going concern beyond this point and ultimately to achieve profitability, we will be required to obtain capital from external sources, increase revenues and reduce operating costs. However, there can be no assurance that such capital will be available at times and at terms acceptable to us, or that higher levels of product and service revenues will be achieved. The issuance of additional equity securities will also cause dilution to our shareholders. If external financing sources of financing are not available or are inadequate to fund our operations, we will be required to reduce operating costs including research projects and personnel, which could jeopardize the future strategic initiatives and business plans of the Company.

17.    PRO FORMA INFORMATION (UNAUDITED)

The September 30, 2006 pro forma balance sheet presentation represents the reclassifications of Acacia’s historical net allocations to the Company as well as our accumulated net losses into CombiMatrix Corporation common stock and additional paid-in capital upon execution of the split-off of the Company from Acacia. We will begin accumulating retained earnings (deficits) immediately following the split-off from Acacia, which is anticipated to occur concurrent with the Redemption Date. Also, the pro forma balance sheet presentation assumes the reclassification of outstanding common stock warrants currently classified as long-term liabilities to additional paid-in capital.

Unaudited pro forma loss per share has been presented to reflect the capital structure of the Company subsequent to the Redemption Date. Pro forma basic and diluted loss per share has been computed by dividing the net loss by the estimated number of AR-CombiMatrix shares assumed to be outstanding and converted into common stock of the Company as of the Redemption Date. The estimated number of AR-CombiMatrix shares assumed to be outstanding includes the actual number issued and outstanding as of September 30, 2006 of 41,405,798, plus 1,191,699 shares issued subsequent to September 30, 2006 in connection with Acacia’s standby equity distribution agreement with Cornell Capital Partners, LP (see Note 15) and 9,768,313 shares issued by Acacia on December 13, 2006 in connection with a registered direct offering of AR-CombiMatrix common stock, placed by Oppenheimer & Co., Inc. (see Note 16). Options and warrants to purchase AR-CombiMatrix stock are assumed to be anti-dilutive as of the Redemption Date and therefore were not included in the determination of the pro forma diluted loss per share for the periods presented.

Upon effectiveness of the split-off from Acacia, each of the outstanding warrants will be exchanged for a new warrant to purchase CombiMatrix common stock, which unlike AR-CombiMatrix stock is not redeemable. According to the terms of the new warrants and the classification of the related CombiMatrix common stock, the new warrants will be classified as permanent equity rather than as a long-term liability. Therefore, the fair value of the outstanding warrants as of September 30, 2006 have been reflected as a component of additional paid-in capital on the accompanying unaudited September 30, 2006 pro forma balance sheet presentation.

52,365,810 Shares

Common Stock

______________

PROSPECTUS

______________

[date]

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

___________________

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various costs and expenses payable by the registrant in connection with the issuance of CombiMatrix common stock in the redemption. Except for the SEC registration fee and Amex listing application fee, all the amounts shown are estimates.

SEC registration fee	$5,603
Amex listing application fee	70,000
Legal fees and expenses	380,000
Accounting fees and expenses	187,000
Printing and related expenses	15,000
Transfer Agent Fees	25,000
Miscellaneous	25,000
Total	$707,603

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation - a derivative action), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful.

A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation permits us to, and our amended and restated bylaws provide that we will, indemnify our officers and directors to the fullest extent permitted by Delaware law. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated bylaws and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers of our company.

Our amended and restated certificate of incorporation provides that our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as directors except to the extent that an exemption or limitation of liability is not permitted under Delaware Law, as in effect from time to time. Delaware Law currently provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability:

•    for any breach of their duty of loyalty to us or our stockholders;

•    for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•    for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Delaware Law; or

•    for any transaction from which the director derived an improper personal benefit.

As of the date of this initial filing of this registration statement, certain executive officers of CombiMatrix Corporation are covered under Acacia’s existing director and officer insurance policy. It is our intent to obtain insurance on behalf of any person who is or was a director, officer, employee or agent of our company, or is or was serving at the request of our company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not our company would have the power to indemnify him against such liability under the provisions of our company’s restated certificate of incorporation.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

We have not engaged in any unregistered offers or sales of our equity securities during the past three years. During the past three years, Acacia Research Corporation completed the following unregistered sales of AR-CombiMatrix stock or derivative securities that may be converted or exchanged into AR-CombiMatrix stock:

•  In July 2003, Acacia issued 200,000 shares of AR-CombiMatrix stock, as reported in Acacia’s Form 10-Q for the period ended September 30, 2003, Part II, Item 2 of which is hereby incorporated by reference.

•      In July 2003, Acacia issued 295,790 shares of AR-CombiMatrix stock, as reported in Acacia’s Form 10-Q for the period ended September 30, 2003, Part II, Item 2 of which is hereby incorporated by reference.

•      In May 2003, Acacia completed the sale of 2,417,000 units, with each unit consisting of one share of AR-CombiMatrix stock and one half of a warrant to purchase a share of AR-CombiMatrix common stock, as reported in Acacia’s Form 10-Q for the period ended June 30, 2003, Part II, Item 2 of which is hereby incorporated by reference.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

3.1	Amended and Restated Articles of Incorporation
3.2	Amended and Restated Bylaws
5.1	Legal Opinion of Greenberg Traurig, LLP
10.1	Tax Allocation Agreement
10.2	Distribution Agreement
10.3	CombiMatrix Corporation 2006 Stock Incentive Plan
10.4	Form of Stock Incentive Plan Agreement
10.5	Settlement Agreement dated September 30, 2002, by and among Acacia Research Corporation, CombiMatrix Corporation, Donald D. Montgomery, Ph.D. and Nanogen, Inc. (1)
10.6	Research & Development Agreement dated September 25, 2002, between CombiMatrix Corporation and Roche Diagnostics GmbH (1)
10.7	License Agreement dated September 25, 2002 between CombiMatrix Corporation and Roche Diagnostics GmbH (1)
10.8	Form of Indemnification Agreement
10.9	Series A Preferred Stock Purchase Agreement dated October 1, 2004, by and between Leuchemix, Inc. and CombiMatrix Corporation (2)
10.10	Investor Rights Agreement dated October 1, 2004, by and among Leuchemix, Inc., the holders of Common Stock set forth on Exhibit A attached thereto, and CombiMatrix Corporation (2)
10.11	Voting Agreement dated October 1, 2004, by and among Leuchemix, Inc., CombiMatrix Corporation and the holders of the Common Stock set forth on Exhibit A attached thereto (2)
10.12	Right of First Refusal and Co-Sale Agreement dated October 1, 2004, by and among Leuchemix, Inc., the holders of Common Stock set forth on Exhibit A attached thereto, and CombiMatrix Corporation (2)
10.13	Sublease Guaranty, dated June 15, 2005 by CombiMatrix Corporation in favor of Accupath Diagnostic Laboratories, Inc., dba U.S. Labs (3)
10.14	Research and Development Agreement Second Amendment between Roche Diagnostics GmbH and CombiMatrix Corporation, dated March 25, 2003 (3)
10.15	First Addendum to Roche/CBMX Research and Development Agreement, dated March 25, 2003 (3)
10.16	Sublease, dated June 15, 2005, by and between Accupath Diagnostics Labrotories, Inc., dbs U.S. Labs, and CombiMatrix Molecular Diagnostics, Inc. (3)
10.17	Manufacturing and Supply Agreement with Furuno Electric Company, Ltd., effective July 1, 2006(4)
10.18	Employee Matters Agreement

21.1	Subsidiaries of the Registrant
23.1	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1 hereto)
23.2	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (included on page II-5)
99.1	Notice to Holders of Acacia Research-CombiMatrix Common Stock
99.2	Notice to Holders of Acacia Research-CombiMatrix Options
99.3	Notice to Holders of Acacia Research-CombiMatrix Convertible Securities
___________________________

(1)	Incorporated by reference to Acacia Research Corporation’s Registration Statement on Form S-4 (SEC File No. 333-87654) which became effective on November 8, 2002.

(2)	Incorporated by reference to Acacia Research Corporation’s Quarterly Report on Form 10-Q filed on November 5, 2004.

(3)	Incorporated by reference to Acacia Research Corporation’s Annual Report on Form 10-K filed on March 16, 2006.

(4)	Incorporated by reference to Acacia Research Corporation’s Quarterly Report on Form 10-Q filed on November 9, 2006.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Mukilteo, State of Washington, on, December 26, 2006

COMBIMATRIX CORPORATION,
a Delaware corporation

By:  /s/ Amit Kumar
Amit Kumar, President & CEO

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Amit Kumar or Scott Burell, or either of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Amit Kumar Amit Kumar, Ph.D.	President, Chief Executive Officer (Principal Executive Officer) and Director	December 26, 2006
/s/ Scott Burell Scott Burell	Chief Financial Officer (Principal Financial and Accounting Officer)	December 26, 2006
/s/ Brooke Anderson Brooke Anderson, Ph.D.	Chief Operating Officer and Director	December 26, 2006
/s/ Thomas Akin Thomas Akin	Director	December 26, 2006
/s/ Rigdon Currie Rigdon Currie	Director	December 26, 2006
/s/ John Abeles John Abeles, M.D.	Director	December 26, 2006

EXHIBIT INDEX

Pursuant to Item 601(a)(2) of Regulation S-K, this exhibit index immediately precedes the exhibits.

3.1	Amended and Restated Articles of Incorporation
3.2	Amended and Restated Bylaws
5.1	Legal Opinion of Greenberg Traurig, LLP
10.1	Tax Allocation Agreement
10.2	Distribution Agreement
10.3	CombiMatrix Corporation 2006 Stock Incentive Plan
10.4	Form of Stock Incentive Plan Agreement
10.5	Settlement Agreement dated September 30, 2002, by and among Acacia Research Corporation, CombiMatrix Corporation, Donald D. Montgomery, Ph.D. and Nanogen, Inc. (1)
10.6	Research & Development Agreement dated September 25, 2002, between CombiMatrix Corporation and Roche Diagnostics GmbH (1)
10.7	License Agreement dated September 25, 2002 between CombiMatrix Corporation and Roche Diagnostics GmbH (1)
10.8	Form of Indemnification Agreement
10.9	Series A Preferred Stock Purchase Agreement dated October 1, 2004, by and between Leuchemix, Inc. and CombiMatrix Corporation (2)
10.10	Investor Rights Agreement dated October 1, 2004, by and among Leuchemix, Inc., the holders of Common Stock set forth on Exhibit A attached thereto, and CombiMatrix Corporation (2)
10.11	Voting Agreement dated October 1, 2004, by and among Leuchemix, Inc., CombiMatrix Corporation and the holders of the Common Stock set forth on Exhibit A attached thereto (2)
10.12	Right of First Refusal and Co-Sale Agreement dated October 1, 2004, by and among Leuchemix, Inc., the holders of Common Stock set forth on Exhibit A attached thereto, and CombiMatrix Corporation (2)
10.13	Sublease Guaranty, dated June 15, 2005 by CombiMatrix Corporation in favor of Accupath Diagnostic Laboratories, Inc., dba U.S. Labs (3)
10.14	Research and Development Agreement Second Amendment between Roche Diagnostics GmbH and CombiMatrix Corporation, dated March 25, 2003 (3)
10.15	First Addendum to Roche/CBMX Research and Development Agreement, dated March 25, 2003 (3)
10.16	Sublease, dated June 15, 2005, by and between Accupath Diagnostics Labrotories, Inc., dbs U.S. Labs, and CombiMatrix Molecular Diagnostics, Inc. (3)
10.17	Manufacturing and Supply Agreement with Furuno Electric Company, Ltd., effective July 1, 2006(4)
10.18	Employee Matters Agreement

21.1	Subsidiaries of the Registrant
23.1	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1 hereto)
23.2	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (included on page II-5)
99.1	Notice to Holders of Acacia Research-CombiMatrix Common Stock
99.2	Notice to Holders of Acacia Research-CombiMatrix Options
99.3	Notice to Holders of Acacia Research-CombiMatrix Convertible Securities
___________________________

(1)	Incorporated by reference to Acacia Research Corporation’s Registration Statement on Form S-4 (SEC File No. 333-87654) which became effective on November 8, 2002.

(2)	Incorporated by reference to Acacia Research Corporation’s Quarterly Report on Form 10-Q filed on November 5, 2004.

(3)	Incorporated by reference to Acacia Research Corporation’s Annual Report on Form 10-K filed on March 16, 2006.

(4)	Incorporated by reference to Acacia Research Corporation’s Quarterly Report on Form 10-Q filed on November 9, 2006.